AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1999.
                                           REGISTRATION STATEMENT NO. 333-90027
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                AMENDMENT NO. 1

                                       TO

                                   FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 MASTEC, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              FLORIDA                     65-0829355
  (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)   IDENTIFICATION NUMBER)


                                                                                          JOSE SARIEGO, ESQ.
                                                                                SENIOR VICE PRESIDENT--GENERAL COUNSEL
                                                                                             MASTEC, INC.
                            3155 N.W. 77TH AVENUE                                       3155 N.W. 77TH AVENUE
                         MIAMI, FLORIDA 33122-1205                                    MIAMI, FLORIDA 33122-1205
                          TELEPHONE (305) 599-1800                                     TELEPHONE (305) 406-1954
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                 PLEASE SEND A COPY OF ALL COMMUNICATIONS TO:



           STEVEN D. RUBIN, ESQ.             JOEL S. KLAPERMAN, ESQ.
         STEARNS WEAVER MILLER WEISSLER        SHEARMAN & STERLING
            ALHADEFF & SITTERSON, P.A.        599 LEXINGTON AVENUE
      150 WEST FLAGLER STREET, SUITE 2200   NEW YORK, NEW YORK 10022
            MIAMI, FLORIDA 33130

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [ ].
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering [ ].
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS          AMOUNT TO BE      OFFERING PRICE        AGGREGATE            AMOUNT OF
 OF SECURITIES TO BE REGISTERED      REGISTERED        PER SHARE(1)     OFFERING PRICE(1)   REGISTRATION FEE(1)
Common Stock, $.10 par value     1,875,000 shares        $ 32.25           $60,468,750       $   16,810.31(2)

--------------------------------------------------------------------------------

(1) Computed in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low price of the Common Stock on the New York Stock Exchange on October 28, 1999.
(2) Previously paid with the initial filing of the Registration Statement on November 1, 1999.

     Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus filed as part of this Registration Statement relates to the shares of Common Stock registered hereby and to the remaining 1,000,000 unissued shares of Common Stock previously registered by the Registrant under its Registration Statement on Form S-3, filed on August 28, 1996, as amended December 12, 1996 (File No. 333-11013). This Registration Statement also constitutes Post-Effective Amendment No. 2 to such prior Registration Statement.

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               EXPLANATORY NOTE


     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering of MasTec, Inc.'s Common Stock, par value $.10 per share, in the United States and Canada and one to be used in a concurrent offering of MasTec, Inc.'s Common Stock outside the United States and Canada. The prospectuses are identical except for the front cover page. The U.S. prospectus is included in the Registration Statement and is followed by the front cover page to be used in the international prospectus. The front cover page for the international prospectus included in this Registration Statement has been labeled "Alternate Page For International Prospectus." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED      , 2000


                               2,500,000 SHARES

                               [GRAPHIC OMITTED]


                                 COMMON STOCK


                                ---------------

MASTEC, INC. IS OFFERING 2,500,000 SHARES OF ITS COMMON STOCK.

                                ---------------

MASTEC'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL
"MTZ." ON      , 2000 THE REPORTED LAST SALE PRICE OF MASTEC'S COMMON STOCK ON
THE NEW YORK STOCK EXCHANGE WAS $     PER SHARE.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.


                                ---------------

                               PRICE $   A SHARE

                                ---------------

                                     UNDERWRITING
                       PRICE TO     DISCOUNTS AND    PROCEEDS TO
                        PUBLIC       COMMISSIONS       MASTEC
                    -------------- --------------- --------------
PER SHARE ......... $              $               $
TOTAL ............. $              $               $


A SELLING SHAREHOLDER HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 375,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THESE ADDITIONAL SHARES.



THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS
ON      , 2000.


                                ---------------
MORGAN STANLEY DEAN WITTER

            JEFFERIES & COMPANY, INC.

                           MORGAN KEEGAN & COMPANY, INC.


     , 2000

                                 (E-BUILDING)
               E-IDEAS ARE JUST IDEAS UNTIL SOMEBODY BUILDS THEM.
                         MASTEC. BUILDING THE E-WORLD.

                               TABLE OF CONTENTS




                                                                                            PAGE
                                                                                           -----
   Prospectus Summary ....................................................................   4
   Risk Factors ..........................................................................   9
   Cautionary Note Regarding Forward-Looking Statements ..................................  15
   Use of Proceeds .......................................................................  16
   Price Range of Common Stock and Dividend Policy .......................................  16
   Capitalization ........................................................................  17
   Selected Financial Data ...............................................................  18
   Management's Discussion and Analysis of Financial Condition and Results of Operations .  20
   Business ..............................................................................  34
   Management ............................................................................  41
   Principal and Selling Shareholders ....................................................  43
   Description of Our Capital Stock ......................................................  44
   Material United States Tax Consequences for Non-U.S. Investors ........................  46
   Underwriters ..........................................................................  49
   Legal Matters .........................................................................  52
   Experts ...............................................................................  52
   Where You Can Find More Information About Us ..........................................  53
   Index to Financial Statements .........................................................  F-1

                              PROSPECTUS SUMMARY


     THIS PROSPECTUS INCLUDES SPECIFIC INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY. WE HAVE ADJUSTED ALL REFERENCES TO OUR COMMON STOCK IN THIS PROSPECTUS TO GIVE EFFECT TO THE THREE-FOR-TWO STOCK SPLIT WHICH WE EFFECTED ON FEBRUARY 28, 1997 BY MEANS OF A STOCK DIVIDEND OF ONE SHARE OF COMMON STOCK FOR EVERY TWO SHARES OF COMMON STOCK OUTSTANDING.



                                 MASTEC, INC.



     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive network infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers.


     Currently, we operate from approximately 160 locations throughout North America, which accounted for 94% of our revenue for the nine months ended September 30, 1999. Our operating income has grown significantly in the past five years through both acquisitions and internal growth. Our consolidated operating income increased 124% for the nine months ended September 30, 1999 over the comparable period of 1998. Our 1999 growth was achieved primarily through internal growth.


     We are organized into eight service lines centered around our customers, which include some of the largest and most prominent companies in the telecommunications and energy fields. Our customers include:


     /bullet/ incumbent local exchange carriers,

     /bullet/ competitive local exchange carriers,

     /bullet/ long distance carriers,

     /bullet/ cable television operators,

     /bullet/ wireless phone companies,

     /bullet/ telecommunications equipment vendors,

     /bullet/ co-location facilities providers,

     /bullet/ public and private energy companies and

     /bullet/ financial institutions and other Fortune 500 companies.

Representative customers are:


       BellSouth Telecommunications, Inc.   Global Crossing, Ltd.
       SBC Communications                   Williams Communications Group, Inc.
       GTE Corporation                      AT&T
       Sprint Corp.                         Charter Cable, Inc.
       US West                              Time Warner, Inc.
       Qwest Communications, Inc.           Winstar
       Telergy, Inc.                        NEC
       Enron                                Carolina Power and Light Co.
       Level 3 Communications               First Union National Bank


OUR INDUSTRY


     Our industry is experiencing a number of trends that we believe will lead to a significant increase in the demand for our services over the next several years.



   /bullet/ INCREASED DEMAND FOR BANDWIDTH. Growth in telecommunications voice, video and data traffic, electronic commerce and in the transmission of high quality information, entertainment and other content over the Internet has created the need for greater bandwidth. This requires telecommunications providers and cable television system operators to upgrade, expand and replace their facilities and infrastructure from the central office to the home or business.

   /bullet/ INCREASED OUTSOURCING OF INFRASTRUCTURE NEEDS. Consolidation and deregulation in the telecommunications and energy industries have created integrated, geographically diverse companies which are increasingly focusing on their core competencies and outsourcing their infrastructure needs to compete in the changing marketplace.

   /bullet/ INCREASED DEMAND FOR COMPREHENSIVE SOLUTIONS. We believe that companies in the industries we serve are seeking comprehensive end-to-end solutions to their infrastructure needs and therefore require service providers, such as MasTec, that can build out large and complex networks quickly and with a high level of quality.



OUR COMPETITIVE STRENGTHS


     We believe that our industry presents substantial growth opportunities for companies, such as MasTec, with broad geographic coverage, comprehensive technical expertise and reliable customer service. We have positioned ourselves to take advantage of these opportunities by emphasizing the following competitive strengths:


   /bullet/ NATIONAL FOOTPRINT AND NAME RECOGNITION. We have significantly broadened our geographic presence in recent years and believe we are capable of servicing customers across the United States and Canada. We are continuing to develop the brand name "MasTec" across all of our operating units nationwide to further position ourselves as an integrated, national company.


   /bullet/ END-TO-END SOLUTIONS. We believe we are one of the few infrastructure services providers capable of providing all of the design, building, installation and maintenance services necessary for a complete telecommunications network starting from a transmission point, such as a telephone company central office or cable television head-end, and running through aerial, underground and buried cables or through wireless transmission to the ultimate end users' voice and data ports, computer terminals, cable outlets or cellular stations.


     /bullet/ TECHNICAL EXPERTISE AND RELIABLE CUSTOMER SERVICE. We believe that we have established a reputation for quality and reliability, technical expertise and operating efficiency. We believe that our reputation among our customers should give us an advantage in securing larger, more complex infrastructure projects, a greater volume of business from our existing customers and new customers.


   /bullet/ DIVERSE AND LONG-STANDING CUSTOMER BASE. We have a diverse customer base that allows us to capitalize on the wide range of technological advances and other market developments that drive capital spending by our customers. We have continually provided services to our top ten customers for an average of over 15 years. We believe that our diverse and long-standing customer base makes us less susceptible to downturns in any particular geographic region or industry sector.

   /bullet/ EXPERIENCED MANAGEMENT. We have a strong management team to continue executing our growth strategy. Our management team has the operational, business development and financial knowledge and experience to anticipate trends in our industry and to consistently meet and exceed our clients' expectations for comprehensive and reliable solutions.


OUR GROWTH STRATEGY



     We intend to build upon our competitive strengths to capitalize on trends in our industry and capture an increasing share of the higher-end portion of our market in North America by:



   /bullet/ EXPANDING OUR EXISTING CUSTOMER RELATIONSHIPS AND PURSUING NEW
     CUSTOMERS. We actively market our services to our existing and potential customers and focus on increasing the range of services we provide. We also team with engineering firms, equipment suppliers and other vendors to provide turnkey services to our customers.


   /bullet/ CONTINUING TO ACHIEVE OPERATING EFFICIENCIES. We intend to continue to improve our profitability by focusing on ways to achieve cost savings, economies of scale and improved asset and personnel utilization.

   /bullet/ PURSUING STRATEGIC ALLIANCES AND SELECTED ACQUISITIONS. Through strategic alliances and selected acquisitions, we intend to continue to add customers, enhance capabilities and expand our geographic coverage. Most recently, we teamed with Skanska, USA, Inc. to provide project management for RCN Corporation's announced construction of a $3 billion fiber optic network. We have also announced an arrangement with Lucent NetCare Professional Services to provide comprehensive broadband infrastructure solutions to the cable television industry throughout the United States.


     We are incorporated under the laws of the State of Florida. Our principal executive offices are located at 3155 N.W. 77th Avenue, Miami, Florida 33122. Our telephone number is (305) 599-1800.

                                 THE OFFERING



Common stock offered ......................................   2,500,000 shares
Common stock offered in
 United States offering ...................................   2,000,000 shares
 International offering ...................................   500,000 shares
Common stock to be outstanding after the offering .........   30,683,868 shares
Over-allotment option .....................................   375,000 shares(1)
Use of proceeds ...........................................   Net proceeds from this offering will be
                                                              about $     million, based on an
                                                              assumed offering price of $     per
                                                              share. We intend to use the net proceeds
                                                              to repay outstanding indebtedness under
                                                              our revolving credit facility, subject to
                                                              reborrowings, for general corporate
                                                              purposes, including acquisitions, and for
                                                              working capital needs and capital
                                                              expenditures.
New York Stock Exchange symbol ............................   MTZ


----------------
(1) The selling shareholder has granted the underwriters the right to purchase these shares solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



     Below is a summary of our consolidated financial data for the periods and as of the dates indicated. For informational purposes, the following summary consolidated financial data includes, where necessary, the results of our Spanish operations, 87% of which we sold effective December 31, 1998. You should read the following information in conjunction with our consolidated financial statements and their notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."





                                                                                                        NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                                          ----------------------------------------- -------------------------
                                                             1996(1)       1997(2)       1998(1)      1998(1)        1999
                                                          ------------- ------------- ------------- ----------- -------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 North American revenue .................................   $ 284,645     $ 377,046    $  669,628    $474,379     $ 704,585
 Brazilian revenue ......................................          --        74,900       141,954      95,019        41,991
 Spanish revenue ........................................     188,155       207,493       237,340     151,409            --
                                                            ---------     ---------    ----------    --------     ---------
  Total revenue .........................................     472,800       659,439     1,048,922     720,807       746,576
Costs of revenue ........................................     352,329       495,840       803,112     557,707       568,126
Depreciation and amortization ...........................      12,000        23,855        43,313      30,994        40,551
Compensation charge(3) ..................................          --            --        33,765          --            --
General and administrative expenses .....................      58,529        82,261       140,472      99,406        64,493
                                                            ---------     ---------    ----------    --------     ---------
Operating income:
 North American operating income ........................      30,209        36,033        13,093      33,324        71,523
 Brazilian operating income .............................          --         9,629        15,301       5,534         1,883
 Spanish operating income ...............................      19,733        11,821          (134)     (6,158)           --
                                                            ---------     ---------    ----------    --------     ---------
  Total operating income ................................      49,942        57,483        28,260      32,700        73,406
                                                            ---------     ---------    ----------    --------     ---------
Net income (loss) .......................................   $  30,065     $  34,664    $  (13,915)   $ 10,706     $  33,675
                                                            =========     =========    ==========    ========     =========
Basic weighted average common shares outstanding(4) .....      24,703        26,460        27,489      27,640        27,693
Basic earnings (loss) per share .........................   $    1.22     $    1.31    $    (0.51)   $   0.39     $    1.22
Diluted weighted average common shares
 outstanding(4) .........................................      25,128        27,019        27,489      28,010        28,214
Diluted earnings (loss) per share .......................   $    1.20     $    1.28    $    (0.51)   $   0.38     $    1.19




                                             SEPTEMBER 30, 1999
                                        -----------------------------
                                           ACTUAL      AS ADJUSTED(5)
                                        -----------   ---------------
                                               (IN THOUSANDS)
BALANCE SHEET DATA
Working capital(6) ..................    $170,816         $170,816
Total current assets ................     411,159          411,159
Property and equipment, net .........     153,586          153,586
Total assets ........................     741,539          741,539
Total debt ..........................     303,160
Total shareholders' equity ..........     239,662


---------------

(1) Includes the results of operations of our Spanish subsidiary from May 1, 1996, which we sold effective December 31, 1998. For 1998, includes severance charges related to Spanish operations of $13.4 million, of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses and a loss of $9.2 million related to the sale of our Spanish subsidiary.
(2) Our Brazilian operations began on August 1, 1997. Information for the year ended December 31, 1997 includes the results of our Brazilian operations from August 1, 1997.
(3) Reflects a non-recurring compensation charge for payments to operational management at our external and internal network services segments.
(4) Amounts have been adjusted to reflect the three-for-two stock split effected on February 28, 1997.
(5) As adjusted to give effect to our sale of 2,500,000 shares of common stock in the offering and the application of the net proceeds.


(6) Working capital excludes $72.2 million of assets held for sale.

                                 RISK FACTORS


     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. OUR MOST SIGNIFICANT RISKS ARE DESCRIBED BELOW; BUT THESE RISKS ARE NOT THE ONLY ONES THAT WE FACE. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED BY THESE AND OTHER RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS.


RISKS RELATING TO OUR INDUSTRY AND THE INDUSTRIES WE SERVE


THE TELECOMMUNICATIONS AND ENERGY INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL AND REGULATORY CHANGES THAT COULD REDUCE THE DEMAND FOR THE SERVICES WE PROVIDE.


     We derive and anticipate that we will continue to derive a substantial portion of our revenue from customers in the telecommunications industry. New or developing technologies could displace the wireline systems used for the transmission of voice, video and data, and improvements in existing technology may allow telecommunications providers to significantly improve their networks without physically upgrading them. Additionally, the telecommunications industry has been characterized by a high level of consolidation that may result in the loss of one or more customers. The energy industry is also entering into a phase of deregulation and consolidation similar to the telecommunications industry, which could lead to the same uncertainties as in the telecommunications industry.


THE VOLUME OF WORK WE RECEIVE FROM OUR CUSTOMERS IS DEPENDENT ON THEIR FINANCIAL RESOURCES AND ABILITY TO OBTAIN CAPITAL.


     The volume of work awarded under contracts with certain of our telecommunications and energy customers is subject to periodic appropriations or rate increase approvals during each contract's term. If a customer of ours fails to receive sufficient appropriations or rate increase approvals, that customer could reduce the volume of work that it awards to us or delay its payments to us. These outcomes could reduce the demand for the services we provide.


     In addition, a number of other factors, including financing conditions for the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. These factors could also reduce the demand for the services we provide.


THE TELECOMMUNICATIONS AND ENERGY INFRASTRUCTURE SERVICES INDUSTRIES ARE HIGHLY COMPETITIVE AND POTENTIAL COMPETITORS FACE FEW BARRIERS TO ENTRY. OUR INABILITY TO COMPETE SUCCESSFULLY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.



     The industries in which we operate are highly competitive and we compete with other companies in most of the markets in which we operate. We may also face competition from existing or prospective customers who employ in-house personnel to perform some of the same types of services as we provide. There are relatively few significant barriers to entry into the markets in which we operate, and as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.



MANY OF OUR CONTRACTS MAY BE CANCELED ON SHORT NOTICE, AND WE MAY BE UNSUCCESSFUL IN REPLACING OUR CONTRACTS AS THEY ARE COMPLETED OR EXPIRE.


     We could experience a material adverse effect on our revenue, net income and liquidity if:


     /bullet/ our customers cancel a significant number of contracts,

     /bullet/ we fail to win a significant number of our existing contracts upon re-bid or


     /bullet/ we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

     Many of our customers may cancel our long-term contracts with them on short notice, typically 90 to 180 days, even if we are not in default under the contract. As a result, these contracts do not give us the assurances that long-term contracts typically provide. Many of our contracts, including our master services contracts, are opened to public bid at the expiration of their terms and price is often an important factor in the award of these agreements. We cannot assure you that we will be the successful bidder on our existing contracts that come up for bid. We also provide a significant portion of our services on a non-recurring, project by project basis.


OUR EXTERNAL NETWORK SERVICES BUSINESS IS SEASONAL, EXPOSING US TO REDUCED REVENUE IN THE FIRST AND FOURTH QUARTERS OF EACH YEAR.


     We experience reduced revenue in the first and fourth quarters of each year relative to other quarters. These variations are partly due to the fact that the budgetary years of many of our external network services customers end in December. As a result of the end of their budgetary years, our telecommunications customers, and particularly our incumbent local exchange customers, typically reduce their expenditures and work order requests towards the end of the year. The onset of winter also affects our ability to render external network services in certain regions of the United States.


WE EXPERIENCE VARIATIONS IN REVENUE AND NET INCOME AS WE COMMENCE OR COMPLETE WORK.



     Our contracts typically require significant start-up costs in one quarterly period, but we typically do not realize the benefit of the contractual revenue until subsequent periods. The completion of major contracts may affect our quarterly results for similar reasons. In addition, the amount and type of work that we perform at any given time and the general mix of customers for which we perform work can vary significantly from quarter to quarter, affecting our quarterly results.



OUR MASTER SERVICES CONTRACTS SUBJECT US TO UNCERTAIN REVENUE GROWTH.


     We currently derive a significant portion of our revenue from our master services contracts. A significant decline in the work our customers assign us under our master services contracts could materially and adversely affect our revenue and net income. Under our master services contracts, we may be one of several companies that perform services for the customer, and our customers have no obligations under our master services contracts to undertake any infrastructure projects or other work with us.


RISKS RELATING TO OUR COMPANY AND OUR BUSINESS


OUR BUSINESS IS LABOR INTENSIVE, AND IF WE CANNOT ATTRACT AND RETAIN QUALIFIED EMPLOYEES WE MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY.


     Labor shortages or increased labor costs could have a material adverse effect on our ability to implement our growth strategy and our operations. Our business is labor intensive, and many of our operations experience a high rate of employee turnover. The low unemployment rate in the United States has made it more difficult for us to find qualified personnel at low cost in some areas where we operate. As we offer new services and pursue new customer markets we will also need to increase our executive and support personnel. We cannot assure you that we will be able to continue to hire and retain a sufficient skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of skilled personnel.


IF WE ARE UNABLE TO EXPAND OUR INFRASTRUCTURE, WE WILL NOT BE SUCCESSFUL IN MANAGING OUR RAPID GROWTH.


     To manage our growth effectively, we will need to continuously enhance our information systems and our operational and financial systems and controls.Our anticipated growth could significantly strain our operational infrastructure and financial resources. Our growth plan may be adversely affected if we are unable to expand and continuously improve our operational infrastructure.

WE MAY HAVE DIFFICULTY IDENTIFYING AND FINANCING ACQUISITIONS, WHICH COULD DISRUPT OUR GROWTH STRATEGY.



     We have grown rapidly both through internal growth and by acquiring other companies, and our growth strategy is dependent in part on additional acquisitions. Increased competition for acquisition candidates has raised prices for these targets and lengthened the time period required to recoup our investment. Our acquisition strategy presents the risks inherent in:


     /bullet/ assessing the value, strengths and weaknesses of growth opportunities and

     /bullet/ evaluating the costs and uncertain returns of expanding our operations.



     We cannot assure you that:


     /bullet/ we will be able to continue to identify and acquire appropriate businesses on favorable terms or at all,

     /bullet/ we will be able to obtain financing for acquisitions on favorable terms if at all or

     /bullet/ the companies that we acquire will perform as we expect.



     Our future acquisitions could also result in:


     /bullet/ issuing additional shares of our capital stock, which could dilute our existing shareholders,

     /bullet/ increasing our debt to finance the acquisitions, which could require us to agree to restrictive covenants and which might limit our operational and financial flexibility,

     /bullet/ using our cash, which would reduce the funds we have available for other corporate purposes or

     /bullet/ increased amortization expense from goodwill and other intangibles related to acquisitions, which would decrease our operating income.


WE MAY HAVE DIFFICULTY INTEGRATING THE BUSINESSES THAT WE ACQUIRE, WHICH COULD DECREASE OUR REVENUE AND NET INCOME.


     Any difficulties we encounter in integrating the businesses we acquire could reduce the earnings we generate from that business, which may have a material adverse effect on our revenue and net income. As an example, the integration process may require us to change the acquired businesses' operating methods and strategies. The integration of an acquired business may also divert the attention of its management of the acquired business from its day-to-day responsibilities. We may also become responsible for liabilities of an acquired business that we may not have discovered prior to an acquisition.



WE MAY NOT RECOVER THE VALUE OF OUR FOREIGN INVESTMENTS.



     We currently have unconsolidated equity investments accounted for at cost, totaling approximately $66.6 million, in the following non-core assets that are held for sale:

     /bullet/ a minority interest in an Argentine cable television operator,

     /bullet/ a minority interest in an Ecuadorian cellular telephone company,

     /bullet/ a minority interest in a Spanish telecommunications services provider and

     /bullet/ a non-operational personal communications system in Paraguay.


     The companies in Argentina and Ecuador in which we have invested approximately $34.0 million have defaulted on their third-party debt obligations. We do not guarantee any of that defaulted indebtedness, and we are monitoring those investments to determine their impact, if any, on our results of operations, financial position and cash flows. We have determined that the carrying values of these assets as of September 30, 1999 have not been impaired. While we do not currently anticipate taking an impairment charge on any of the assets, there can be no assurance that future transactions or events will not result in a permanent impairment of these assets.


     We sold 87% of our Spanish operations effective December 31, 1998 for $27.2 million in cash payable in four installments and $25.0 million of assumed debt and have posted a $3.0 million letter of credit for the benefit of those operations to be used for working capital. On the basis of that sale we have valued our remaining 13% interest in our Spanish operations at approximately $4.1 million. As of September 30, 1999, $12.5 million of the cash purchase price plus accrued interest remains unpaid, however we received $1.8 million subsequently (a portion of which is in escrow), which has reduced the outstanding balance to $10.7 million. On December 2, 1999 we commenced foreclosure proceedings against the collateral securing the unpaid portion of the purchase price and are presently in negotiations regarding the payment of the amounts owed to us. We expect to receive payment of the remaining amounts owed to us, but cannot assure you when that balance will be paid, if at all.


     We have invested approximately $28.4 million in our Paraguayan subsidiary to develop a personal communications system in Paraguay, and we are obligated to spend an additional $5.0 million to complete the system. In September 1999, the Paraguayan telecommunications regulatory agency rescinded its previous revocation of our license to develop the system, reaffirmed the grant of the license to us and extended the deadline for us to complete the system. The terms of our license now require us to complete the system by January 31, 2000. We believe, based upon assurances from our equipment vendor, that the system will be completed on a timely basis. If we are unable to complete the system, however, we will seek a further extension of the deadline. The Paraguayan agency could deny further extensions and we could lose our license to develop the system. In this event, we would seek to sell our assets in Paraguay in order to recover a portion of our investment. We cannot assure you that we will be able to complete the system on time.



     We are exploring methods to maximize the value of these assets. We cannot assure you that we will be successful in achieving any proposed methods, and even if we do achieve one or more proposed methods, it may result in a charge, loss or tax liability to us.



OUR OPERATIONS IN BRAZIL ARE SUBJECT TO POLITICAL AND ECONOMIC INSTABILITY AND FOREIGN CURRENCY FLUCTUATIONS THAT MAY ADVERSELY AFFECT THEIR ABILITY TO GENERATE REVENUE.


     We derived approximately 6% of our revenue during the nine months ended September 30, 1999 from operations in Brazil that are subject to the risks of political, economic or social instability, including:



     /bullet/ the possibility of expropriation,

     /bullet/ confiscatory taxation,

     /bullet/ recessions,

     /bullet/ hyper-inflation,

     /bullet/ other adverse governmental or regulatory developments or


     /bullet/ limitations on the repatriation of investment income, capital stock and other assets.



     We also conduct business in foreign currencies that are subject to fluctuations in their exchange rates relative to the U.S. dollar. We monitor our currency exchange risk but we do not currently hedge against that risk. We cannot assure you that currency exchange fluctuations or other political, economic or social factors will not adversely affect our financial condition or results of operations.



     Revenue from our Brazilian operations declined during 1999 due largely to both the devaluation of the Brazilian reals and reductions in telephony infrastructure spending resulting from deteriorating economic conditions.

BECAUSE WE ARE EFFECTIVELY SELF-INSURED AGAINST MANY POTENTIAL LIABILITIES WE MAY INCUR SIGNIFICANT ADDITIONAL LIABILITIES IF WE EXPERIENCE INSURANCE CLAIMS OR COSTS ABOVE OUR ACTUARIAL ESTIMATES.


     We maintain insurance policies with respect to automobile, general liability, workers' compensation and employee group health claims. However, those policies are generally subject to high deductibles. Accordingly, we must pay all valid insurance claims which do not exceed the amount of the applicable deductible. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as an accrued liability. We continually review the determination of those claims and expenses and the extent of the accrued liability. If we were to experience insurance claims or costs above our estimates and were unable to offset those increases with earnings, our net income and cash flows could be materially and adversely affected.


OUR CREDIT FACILITY AND SENIOR NOTES COULD BE ACCELERATED IF WE DEFAULT AND COULD ALSO PREVENT US FROM ENGAGING IN OTHERWISE BENEFICIAL TRANSACTIONS.


     We have a credit facility with a group of financial institutions and have outstanding our 7 3/4% Senior Subordinated Notes due 2008. The terms of our indebtedness contain customary events of default and covenants. Events which are beyond our control may affect our ability to comply with these provisions. If we breach any of these covenants, we could be in default under the credit facility or under the indenture relating to the senior notes. A default could accelerate the indebtedness. In addition, these covenants may significantly restrict our ability to respond to changing business and economic conditions or to secure additional financing, if needed, and may prevent us from engaging in transactions that might otherwise be considered beneficial to us. The prohibited actions include, among other things:



     /bullet/ making investments in excess of specified amounts,

     /bullet/ incurring additional indebtedness in excess of a specified amount,

     /bullet/ paying dividends in excess of a specified amount,

     /bullet/ making capital expenditures in excess of a specified amount,


     /bullet/ creating liens on our assets,


     /bullet/ prepaying our other indebtedness, including the senior notes,

     /bullet/ engaging in mergers or combinations and


     /bullet/ engaging in transactions which would result in a "change of control."


Our credit facility also requires us to maintain financial ratio coverages at the end of each fiscal quarter of debt to earnings and of earnings to interest expense.


WE ARE CONTROLLED BY A SMALL NUMBER OF OUR EXISTING SHAREHOLDERS WHO CAN EFFECTIVELY DICTATE OUR MANAGEMENT AND POLICIES AND WHO COULD LIMIT OR PREVENT AN OTHERWISE BENEFICIAL TAKEOVER ATTEMPT.


     Upon the completion of this offering, and assuming the underwriters do not exercise their over-allotment option, Jorge Mas, our Chairman, and his family members will own more than 45% of the outstanding shares of our common stock. Accordingly, they will remain in a position to effectively:


   /bullet/ control the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets (even if that transaction might result in you receiving a premium for your common stock),

     /bullet/ elect all of the members of our Board of Directors,

     /bullet/ prevent or cause a change in our control and


     /bullet/ decide whether we will issue additional common stock or other securities or declare dividends.


OUR CHARTER DOCUMENTS AND FLORIDA LAW CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT MORE DIFFICULT TO EFFECT A CHANGE IN OUR CONTROL AND COULD ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK.


     Our articles of incorporation and bylaws and provisions of the Florida Business Corporation Act may make it more difficult in some respects to effect a change in our control and replace our incumbent management. These provisions may:



     /bullet/ have a negative impact on the price of our common stock,

     /bullet/ discourage third party bidders from making a bid for us or


     /bullet/ reduce any premiums paid to you for your common stock.


In addition, our Board of Directors has the authority to fix the rights and preferences of, and to issue our preferred stock, and to take other actions without the action of our shareholders that may have the effect of delaying or preventing a change of our control.


THE YEAR 2000 ISSUE COULD MATERIALLY AND ADVERSELY AFFECT US.


     Year 2000 problems might require us to incur unanticipated expenses or experience interruptions of operations that could have an adverse effect on our future revenues and profitability. Our vendors, suppliers and customers might also experience Year 2000 problems which could impact our operations. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


     We are making this statement pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. We make statements in this prospectus and in the documents that we incorporate by reference into this prospectus that are forward-looking, such as statements regarding:


     /bullet/ our future growth and profitability, /bullet/ our competitive strengths and business strategy and /bullet/ the trends we anticipate in the industries and economies in which we operate.


     These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to:


     /bullet/ our operations, financial condition and results of operations, /bullet/ rapid technological and regulatory changes in the industries we serve,
     /bullet/ the financial resources of our customers, /bullet/ our numerous competitors and the few barriers to entry for potential competitors,
     /bullet/ the short-term nature of many of our contracts, /bullet/ the seasonality and quarterly variations we experience in our revenue,
     /bullet/ our uncertain revenue growth,
     /bullet/ our ability to attract and retain qualified personnel, /bullet/ our ability to expand our infrastructure and manage our growth, /bullet/ our ability to identify, finance and integrate acquisitions, /bullet/ our foreign operations and investments, /bullet/ the restrictions imposed by our credit facility, and /bullet/ our exposure to Year 2000 problems.


     If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus, the documents that we incorporated by reference into this prospectus and in other documents that we file with the Securities and Exchange Commission. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

                                USE OF PROCEEDS



     We estimate that our net proceeds from the sale of the 2,500,000 shares of
common stock we are offering will be approximately $     million after
deducting estimated offering expenses, underwriting discounts and commissions. For purposes of this calculation we have assumed a public offering price of
$     per share. We intend to use the net proceeds of the offering to repay outstanding indebtedness under our credit facility, subject to reborrowings for general corporate purposes, including acquisitions, and for working capital needs and capital expenditures. We regularly evaluate potential acquisition opportunities, but we are not currently negotiating any agreements to make any material acquisitions.


     As of September 30, 1999, the indebtedness that we intend to repay out of the net proceeds bore interest at LIBOR (London Interbank Offered Rate) plus 1.25% (6.96% at September 30, 1999). We used the outstanding borrowings under our credit facility for working capital purposes, for capital expenditures and to fund acquisitions and investments.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     Our common stock is listed on the New York Stock Exchange under the symbol "MTZ." The following table states, for the quarters indicated, the high and low sale prices of our common stock, as reported by the New York Stock Exchange. The table has been adjusted to reflect the three-for-two stock split that we effected in the form of a stock dividend and paid in February 1997.





                                                     HIGH          LOW
                                                 -----------   -----------
FISCAL YEAR ENDED DECEMBER 31, 1997
First Quarter ................................   $46 11/32     $23
Second Quarter ...............................    48 5/8        25 1/8
Third Quarter ................................    55 1/4        38 1/4
Fourth Quarter ...............................    45 1/2        20 3/8
FISCAL YEAR ENDED DECEMBER 31, 1998
First Quarter ................................   $34 3/16      $22 3/8
Second Quarter ...............................    34            19 13/16
Third Quarter ................................    26 3/8        14 1/2
Fourth Quarter ...............................    28 3/4        12 3/8
FISCAL YEAR ENDING DECEMBER 31, 1999
First Quarter ................................   $30 3/8       $19 5/8
Second Quarter ...............................    30            21
Third Quarter ................................    37 1/4        26 11/16
Fourth Quarter (through December 16) .........    43 1/4        28 1/4



     On December 16, 1999 the closing sale price of our common stock as reported on the New York Stock Exchange was $42 1/16 per share. The number of shareholders of record on December 9, 1999 was approximately 4,587.



     We have not paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment.



     Our Board of Directors will make any future determination as to the payment of dividends at their discretion, and their determination will depend upon our operating results, financial condition and capital requirements, general business conditions and any other factors that the Board of Directors considers relevant. In addition, some of our credit agreements prohibit us from paying dividends or making other distributions on our common stock without the prior written consent of the lenders. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION



     The following table states our capitalization on an actual basis as of September 30, 1999 and on an as adjusted basis to reflect the sale of the 2,500,000 shares of common stock that we are offering, at an assumed public
offering price of $      per share, and the application of the estimated net
proceeds from the offering as described in "Use of Proceeds." You should read the information in the following table in conjunction with our consolidated financial statements and their notes.




                                                                              AT SEPTEMBER 30, 1999
                                                                            --------------------------
                                                                               ACTUAL      AS ADJUSTED
                                                                            -----------   ------------
                                                                              (DOLLARS IN THOUSANDS)
Long term debt, including current portion ...............................    $ 303,160     $
                                                                             ---------     ---------
Shareholders' equity:
 Preferred stock, par value $1.00 per share; 5,000,000 shares authorized;
   no shares issued and outstanding .....................................           --            --
 Common stock, par value $0.10 per share; 100,000,000 shares authorized; 28,166,434 shares issued and outstanding;
   30,666,434 shares issued and outstanding as adjusted .................        2,817         3,067
 Capital surplus ........................................................      164,054
 Retained earnings ......................................................       90,152        90,152
 Foreign currency transaction adjustments ...............................      (17,361)      (17,361)
                                                                             ---------     ---------
Total shareholders' equity ..............................................      239,662
                                                                             ---------
Total capitalization ....................................................    $ 542,822     $
                                                                             =========     =========

                            SELECTED FINANCIAL DATA


     The following table states our selected financial data. The summary consolidated data as of December 31, 1994, 1995, 1996, 1997 and 1998 and for each of the years in the five-year period ended December 31, 1998 are derived from our audited consolidated financial statements. The selected consolidated financial data as of September 30, 1998 and 1999 and for the nine months ended September 30, 1998 and 1999 are derived from our unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which are necessary to fairly present our results of operations and financial position for those periods. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.


     The following summary consolidated financial data includes, where necessary, the results of our Spanish operations, 87% of which we sold effective December 31, 1998. You should read the following selected financial data together with our consolidated financial statements and their notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."





                                                                   YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------
                                                 1994(1)        1995       1996(2)      1997(3)      1998(2)
                                              ------------- ----------- ------------- ----------- -------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 North American revenue .....................$111,294      $174,583    $284,645      $377,046    $669,628
 Brazilian revenue ..........................      --            --          --        74,900      141,954
 Spanish revenue ............................      --            --     188,155       207,493      237,340
                                              --------      --------    --------      --------    ---------
  Total revenue ............................. 111,294       174,583     472,800       659,439     1,048,922
Costs of revenue ............................  83,952       130,762     352,329       495,840      803,112
Depreciation and amortization ...............   4,439         6,913      12,000        23,855       43,313
Compensation charge(4) ......................      --            --          --            --       33,765
General and administrative expenses .........  13,022        19,081      58,529        82,261      140,472
                                              --------      --------    --------      --------    ---------
Operating income:
 North American operating income ............   9,881        17,827      30,209        36,033       13,093
 Brazilian operating income .................      --            --          --         9,629       15,301
 Spanish operating income ...................      --            --      19,733        11,821         (134)
                                              --------      --------    --------      --------    ---------
  Total operating income ....................   9,881        17,827      49,942        57,483       28,260
Interest expense ............................   3,587         4,954      11,434        11,541       29,580
Interest income .............................   1,469         3,349       3,246         1,783        9,093
Real estate and investment
 write-downs(5) .............................      --        23,086          --            --           --
Other income (expense), net(2)(6) ...........   2,386         4,424         769         8,332       (5,155)
                                              --------      --------    --------      --------    ---------
Income (loss) before provision (benefit)
 for income taxes, equity in earnings
 (losses) of unconsolidated companies
 and minority interest ......................  10,149        (2,440)     42,523        56,057        2,618
Provision (benefit) for
 income taxes(2) ............................   2,877        (1,970)     15,591        20,944       12,550
Equity in earnings (losses) of
 unconsolidated companies and
 minority interest(3) .......................     247          (139)      3,133          (449)      (3,983)
                                              --------      --------    --------      --------    ---------
Net income (loss) ........................... $ 7,519       $  (609)    $30,065       $34,664     $(13,915)
                                              ========      ========    ========      ========    =========
Basic weighted average common shares
 outstanding(7) .............................  24,116        23,892      24,703        26,460       27,489
Basic earnings (loss) per share ............. $  0.31       $ (0.03)    $  1.22       $  1.31     $  (0.51)
Diluted weighted average common
 shares outstanding(7) ......................  24,116        23,892      25,128        27,019       27,489
Diluted earnings (loss) per share ........... $  0.31       $ (0.03)    $  1.20       $  1.28     $  (0.51)


                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,
                                              -----------------------
                                                1998(2)       1999
                                              ----------- -----------
                                               (IN THOUSANDS, EXCEPT
                                                  PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 North American revenue .....................$474,379    $704,585
 Brazilian revenue ..........................  95,019      41,991
 Spanish revenue ............................ 151,409          --
                                              --------    --------
  Total revenue ............................. 720,807     746,576
Costs of revenue ............................ 557,707     568,126
Depreciation and amortization ...............  30,994      40,551
Compensation charge(4) ......................      --          --
General and administrative expenses .........  99,406      64,493
                                              --------    --------
Operating income:
 North American operating income ............  33,324      71,523
 Brazilian operating income .................   5,534       1,883
 Spanish operating income ...................  (6,158)         --
                                              --------    --------
  Total operating income ....................  32,700      73,406
Interest expense ............................  19,916      20,815
Interest income .............................   6,010       8,495
Real estate and investment
 write-downs(5) .............................      --          --
Other income (expense), net(2)(6) ...........   2,467         (57)
                                              --------    --------
Income (loss) before provision (benefit)
 for income taxes, equity in earnings
 (losses) of unconsolidated companies
 and minority interest ......................  21,261      61,029
Provision (benefit) for
 income taxes(2) ............................   9,769      25,354
Equity in earnings (losses) of
 unconsolidated companies and
 minority interest(3) .......................    (786)     (2,000)
                                              --------    --------
Net income (loss) ........................... $10,706     $33,675
                                              ========    ========
Basic weighted average common shares
 outstanding(7) .............................  27,640      27,693
Basic earnings (loss) per share ............. $  0.39     $  1.22
Diluted weighted average common
 shares outstanding(7) ......................  28,010      28,214
Diluted earnings (loss) per share ........... $  0.38     $  1.19

                                                            DECEMBER 31,                             SEPTEMBER 30,
                                      --------------------------------------------------------- -----------------------
                                         1994       1995        1996        1997      1998(2)       1998      1999(8)
                                      ---------- ---------- ----------- ----------- ----------- ----------- -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital ..................... $22,284    $44,567    $151,780    $124,088    $250,019    $148,725    $170,816
Property and equipment, net .........  40,102     44,571      59,602      86,109     137,382     145,632     153,586
Total assets ........................ 142,452    170,163     483,018     630,224     735,486     894,364     741,539
Total debt ..........................  44,185     72,089     155,192     149,057     321,832     358,796     303,160
Total shareholders' equity ..........  50,874     50,504     103,504     223,697     204,273     226,149     239,662


---------------

(1) Includes the results of operations of Burnup & Sims Inc., a predecessor company, from March 11, 1994.

(2) Includes the results of operations of our Spanish subsidiary from May 1, 1996, 87% of which we sold effective December 31, 1998. Included in 1998 are severance charges relating to our Spanish operations of $13.4 million, of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses, and a loss of $9.2 million related to the sale of our Spanish subsidiary. Our effective tax rate for the year ended December 31, 1998 was mainly affected by a tax liability of approximately $7.8 million resulting from the sale of 87% of our Spanish subsidiary, the non-deductibility of the amortization of intangibles and the non-deductibility of other expenses. Because of the sale, the balance sheet data as of December 31, 1998 does not include the financial condition of our Spanish operations.

(3) Our Brazilian operations began August 1, 1997. Information for the year ended December 31, 1997 includes the results of operations of our Brazilian operations from August 1, 1997.

(4) Reflects a non-recurring compensation charge for payments to operational management at our external and internal network services segments.

(5) As a result of the disposal of non-core real estate assets and other investments, we recorded $23.1 million in charges in the year ended December 31, 1995.

(6) Included in 1997 results of operations is a gain of $7.1 million from the partial sale of our interest in an Ecuadorian cellular company.

(7) Amounts have been adjusted to reflect the three-for-two stock split effected on February 28, 1997.

(8) Working capital excludes $72.2 million of assets held for sale.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL



     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive network infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers.


     Currently, we operate from approximately 160 locations throughout North America, which accounted for 94% of our revenue for the nine months ended September 30, 1999. Our operating income has grown significantly in the past five years through both acquisitions and internal growth. Our 1999 growth was achieved primarily through internal growth. We intend to continue to emphasize internal growth, although we also intend to grow through selected acquisitions following a disciplined model to take advantage of consolidation opportunities in the fragmented infrastructure services industry in the United States. We regularly evaluate potential acquisition opportunities, but we are not currently engaged in any negotiations to make any material acquisitions.


     For the nine months ended September 30, 1999, approximately 11% of our domestic revenue was derived from services performed for BellSouth. Our top 10 customers combined account for less than 40% of our domestic revenue.


     We report our operations in four segments:


       /bullet/ External Telecommunications Networks,

       /bullet/ External Energy Networks,

       /bullet/ Internal Networks and

       /bullet/ International.


     External Telecommunications Networks represents our core business and is divided into five service lines:


       /bullet/ inter-exchange networks,

       /bullet/ local exchange networks,

       /bullet/ broadband networks,

       /bullet/ wireless networks and

       /bullet/ intelligent transportation systems.


     Internal Networks includes:


       /bullet/ switching and transmission services,

       /bullet/ premise wiring services and

       /bullet/ structured cabling services.

     International operations are currently confined to Brazil where we operate a 51% joint venture which we consolidate net of a 49% minority interest after tax.



     Our primary types of contracts with our customers include:



     /bullet/ design and installation contracts for specific projects,

     /bullet/ master service agreements for all specified design, installation and maintenance services within a defined geographic territory and

     /bullet/ turnkey agreements for comprehensive design, engineering, installation, procurement and maintenance services.


     The majority of our contracts, whether master service agreements or contracts for specific projects, provide that we will furnish a specified unit of service for a specified unit of price. For example, we contract to install cable for a specified rate per foot. We recognize revenue as the related work is performed. Turnkey agreements are invoiced on a unit basis. A portion of our work is performed under percentage-of-completion contracts. Under this method, revenue is recognized on a cost-to-cost method based on the percentage of total cost incurred to date in proportion to total estimated cost to complete the contract. Customers are billed with varying frequency--weekly, monthly or upon milestones.



     We perform the majority of our services under master services agreements, which typically are exclusive service agreements to provide all of the customer's network requirements up to a specified dollar amount per job within defined geographic areas. These contracts are generally for two to three years but are typically subject to termination at any time upon 90 to 180 days prior notice to us. Each master services agreement contemplates hundreds of individual projects generally valued at less than $100,000 each. These master services agreements are typically awarded on a competitive bid basis, although customers are sometimes willing to negotiate contract extensions beyond their original terms without opening them up to bid. Master service agreements are invoiced on a unit basis where invoices are submitted as work is completed. We currently have 87 master service agreements across all segments.


     Direct costs include


       /bullet/ operations payroll and benefits,

       /bullet/ subcontractor costs,

       /bullet/ materials not provided by our customers,

       /bullet/ fuel,

       /bullet/ equipment rental and

       /bullet/ insurance.


     Our customers generally supply materials such as cable, conduit and telephone equipment, although on some turnkey projects, we supply these materials. General and administrative costs include all costs of our management personnel, rent, utilities, travel and business development efforts and back office administration such as financial services, insurance administration, professional costs and clerical and administrative overhead.


     Many of our contracts require performance and payment bonds. Contracts generally include payment provisions under which 5% to 10% is withheld from payment until the contract work has been completed. We typically agree to indemnify our customers against adverse claims and warrant the quality of our services for specified time periods, usually one year.

RESULTS OF OPERATIONS



NORTH AMERICA



     The following tables state for the periods indicated our North American operations in dollar and percentage of revenue terms (in thousands):




                                                                                               NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                ----------------------------------------   --------------------------
                                                    1996          1997         1998(1)         1998          1999
                                                -----------   -----------   ------------   -----------   ------------
Revenue .....................................    $284,645      $377,046      $ 669,628      $474,379      $ 704,585
Costs of revenue ............................     216,940       279,394        506,721       359,885        535,528
Depreciation and amortization ...............       9,942        20,452         37,284        26,494         38,170
General and administrative expenses .........      27,554        41,167        112,530        54,676         59,364
                                                 --------      --------      ---------      --------      ---------
  Operating income ..........................    $ 30,209      $ 36,033      $  13,093      $ 33,324      $  71,523
                                                 ========      ========      =========      ========      =========


                                                                                              NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                ---------------------------------------   -------------------------
                                                    1996          1997        1998(1)         1998          1999
                                                -----------   -----------   -----------   -----------   -----------
Revenue .....................................       100.0%        100.0%        100.0%        100.0%        100.0%
Costs of revenue ............................        76.2          74.1          75.7          75.9          76.0
Depreciation and amortization ...............         3.5           5.4           5.6           5.6           5.4
General and administrative expenses .........         9.7          10.9          16.8          11.5           8.4
                                                    -----         -----         -----         -----         -----
  Operating income ..........................        10.6%          9.6%          1.9%          7.0%         10.2%
                                                    =====         =====         =====         =====         =====

----------------

(1) General and administrative expenses include a non-recurring $33.8 million compensation charge for payments to operational managers at our internal and external network services segment.


NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998


     The following table states revenue and change in revenue by North American operating segments, in dollar and percentage terms (in thousands):




                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,                  CHANGE
                                                 -------------------------   -------------------------
                                                     1998          1999            $             %
                                                 -----------   -----------   ------------   ----------
External Telecommunications Networks .........    $318,939      $517,121      $ 198,182         62.1%
External Energy Networks .....................      82,715       113,762         31,047         37.5
Internal Network Services ....................      65,205        72,280          7,075         10.9
Other ........................................       7,520         1,422         (6,098)       (81.1)
                                                  --------      --------      ---------        -----
                                                  $474,379      $704,585      $ 230,206         48.5%
                                                  ========      ========      =========

     Our North American revenue was $704.6 million for the nine months ended September 30, 1999, compared to $474.4 million for the same period in 1998, representing an increase of $230.2 million or 48.5%. The fastest growing operating segment is our external telecommunications networks segment primarily due to the increased demand for bandwidth by end-users which has spurred increased network construction and upgrades by our customers. The growth we are experiencing in our internal networks services is primarily due to growth in services provided at central office facilities resulting from regulatory co-location requirements to open central office facilities to new competitors. During the nine month period ended September 30, 1999, we completed a total of three acquisitions, all in our external telecommunication networks segment. This compares to a total of ten acquisitions for the nine months ended September 30, 1998, of which six were in the external telecommunications networks segment, two in our external energy networks segment and two in our internal network services segment during the nine months ended September 30, 1998. Internal growth in revenue from our North American operations, as adjusted to exclude acquisitions, approximated 40.1% for the nine months ended September 30, 1999, and was primarily driven by growth in external telecommunications networks.



     Our North American costs of revenue were $535.5 million or 76.0% of revenue for the nine months ended September 30, 1999, compared to $359.9 million or 75.9% of revenue for the same period in 1998. In 1999, margins were slightly lower due to increased revenue derived from the sale of materials on turnkey projects, which carry a lower mark-up. Additionally, our external energy networks experienced reduced productivity due to unusually poor weather conditions in the mid-Atlantic states during the third quarter. Adverse weather conditions impacted productivity during the first quarter of 1998.



     Depreciation and amortization expense was $38.2 million or 5.4% of revenue for the nine months ended September 30, 1999, compared to $26.5 million or 5.6% of revenue for the same period in 1998. The increased depreciation and amortization expense of $11.7 million resulted from our investment in our fleet to support revenue growth and from intangibles related to acquisitions completed in 1998 and 1999. The decline as a percentage of revenue was due to increased revenue.


     General and administrative expenses were $59.3 million or 8.4% of revenue for the nine months ended September 30, 1999, compared to $54.7 million (which included a $4.0 million provision for bad debts related to receivables at our internal network services segment) or 11.5% of revenue (10.7% of revenue, excluding bad debt) for the same period in 1998. We made this provision following a quarterly review and analysis of an increase during the first quarter of 1998 in significantly past due receivables at our internal network services segment. The decline in general and administrative expenses as a percent of revenue for the nine months ended September 30, 1999 was due primarily to our ability to support higher revenue with a reduced administrative base.


     Operating income was $71.5 million or 10.2% of revenue for the nine months ended September 30, 1999, compared to $33.3 million or 7.0% of revenue for the same period in 1998. The following table states operating income and change in operating income by North American operating segments, in dollar and percentage terms (in thousands):




                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                   CHANGE
                                                 ---------------------------   ------------------------
                                                     1998           1999            $             %
                                                 ------------   ------------   -----------   ----------
External Telecommunications Networks .........    $  41,631      $  73,860      $ 32,229         77.4%
External Energy Networks .....................        8,046          8,733           687          8.5
Internal Network Services ....................       (3,949)         3,065         7,014        178.0
Other ........................................      (12,404)       (14,135)       (1,731)       (13.9)
                                                  ---------      ---------      --------        -----
                                                  $  33,324      $  71,523      $ 38,199        114.6%
                                                  =========      =========      ========

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997


     The following table states revenue and change in revenue by North American operating segments, in dollar and percentage terms (in thousands):




                                                        YEAR ENDED
                                                       DECEMBER 31,                    CHANGE
                                                 -------------------------   ---------------------------
                                                     1997          1998             $              %
                                                 -----------   -----------   --------------   ----------
External Telecommunications Networks .........    $284,415      $455,798       $  171.383         60.3%
External Energy Networks .....................      19,693       120,218          100,525        510.5
Internal Network Services ....................      47,285        89,687           42,402         89.7
Other ........................................      25,654         3,925          (21,729)       (84.7)
                                                  --------      --------       ----------        -----
                                                  $377,047      $669,628       $  292,581         77.6%
                                                  ========      ========       ==========

     Our North American revenue was $669.6 million for the year ended December 31, 1998, compared to $377.0 million for the same period in 1997, representing an increase of $292.6 million or 77.6%. The increase in North American revenue was due primarily to revenue generated from acquired companies, as well as internally generated growth. Each operating segment experienced significant growth, excluding our other operating segment, which decreased as a result of a corporate decision to exit the non-network construction services business. During 1998, we completed a total of 12 acquisitions in North America of which eight were in our external telecommunications networks segment, two in the external energy networks segment, and two in the internal network services segment. These acquisitions generated revenue of approximately $255.1 million, representing 87.2% of the total increase in revenue. In comparison, during 1997 we acquired 11 companies in North America (seven in external telecommunications networks, two in external energy networks and two in internal network services).



     Our North American costs of revenue were $506.7 million or 75.7% of revenue for the year ended December 31, 1998, compared to $279.4 million or 74.1% of revenue in 1997. The increase in costs of revenue as a percentage of revenue was due primarily to numerous inefficiencies caused by severe weather conditions in various regions as a result of the climatic condition known as "El Nino," poor performance in internal network services due to improperly managed growth and losses from a non-core external telecommunications network contract.



     Depreciation and amortization expense was $37.3 million or 5.6% of revenue for the year ended December 31, 1998, compared to $20.5 million or 5.4% of revenue in 1997. The increased depreciation and amortization expense resulted from our investment in our fleet to support revenue growth.



     General and administrative expenses were $112.5 million or 16.8% of revenue for the year ended December 31, 1998, compared to $41.2 million or 10.9% of revenue in 1997. The increase in general and administrative expenses was due primarily to a non-recurring $33.8 million compensation charge for management at our internal and external network services segment, $1.4 million for start-up costs and charges of $4.5 million related to our internal network services for provisions for bad debts following a quarterly analysis of significantly past-due receivables. Excluding the previously mentioned expenses, general and administrative expenses were $72.8 million or 10.9% of revenue in 1998.

     Operating income was $13.1 million or 1.9% of revenue for 1998, compared to $36.0 million or 9.6% of revenue in 1997. The following table states operating income and change in operating income by North American segments, in dollar and percentage terms (in thousands):





                                                         YEAR ENDED
                                                        DECEMBER 31,                      CHANGE
                                                 ---------------------------   -----------------------------
                                                     1997           1998             $               %
                                                 ------------   ------------   -------------   -------------
External Telecommunications Networks .........    $  42,344      $  58,974       $  16,630           39.3%
External Energy Networks .....................          607         10,910          10,303         1697.4
Internal Network Services ....................        3,565         (3,411)         (6,976)        (195.7)
Other ........................................      (10,483)       (53,380)        (42,897)        (409.2)
                                                  ---------      ---------       ---------         ------
                                                  $  36,033      $  13,093       $ (22,940)        ( 63.7)%
                                                  =========      =========       =========



YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     The following table states revenue and change in revenue by North American operating segments, in dollar and percentage terms (in thousands):





                                                        YEAR ENDED
                                                       DECEMBER 31,                   CHANGE
                                                 -------------------------   ------------------------
                                                     1996          1997           $             %
                                                 -----------   -----------   -----------   ----------
External Telecommunications Networks .........    $219,559      $284,415      $ 64,856         29.5%
External Energy Networks .....................       3,773        19,693        15,920        421.9
Internal Network Services ....................      35,524        47,285        11,761         33.1
Other ........................................      25,789        25,654          (135)       ( 0.5)
                                                  --------      --------      --------        -----
                                                  $284,645      $377,047      $ 92,402         32.5%
                                                  ========      ========      ========


     Revenue from North American operations was $377.0 million for the year ended December 31, 1997, compared to $284.6 million in 1996, representing an increase of $92.4 million or 32.5%. The increase in North American revenue across all segments was due primarily to revenue generated from acquired companies. During 1997, we completed a total of 11 acquisitions of which seven were in our external telecommunications networks segment, two were in our external energy network segment and two in our internal network services segment.


     Our North American costs of revenue were $279.4 million or 74.1% of revenue for the year ended December 31, 1997, compared to $216.9 million or 76.2% of revenue in 1996. The decrease in costs of revenue as a percentage of revenue was due primarily to services that demanded higher prices in 1997 for certain projects.



     Depreciation and amortization expense was $20.5 million or 5.4% of revenue for the year ended December 31, 1997, compared to $9.9 million or 3.5% of revenue in 1996. The increase in depreciation and amortization was a result of increased capital expenditures for both external telecommunications and external energy segments ($19.7 million in 1997 compared to $7.1 million in 1996), as well as amortization of intangibles resulting from acquisitions.



     General and administrative expenses were $41.2 million or 10.9% of revenue for the year ended December 31, 1997, compared to $27.6 million or 9.7% of revenue in 1996. Included in general and administrative expenses is a $4.6 million bad debt provision.

     Operating income was $36.0 million or 9.6% of revenue for 1997, compared to $30.2 million or 10.6% of revenue in 1996. The following table states operating income and change in operating income by North American segments, in dollar and percentage terms (in thousands):




                                                         YEAR ENDED
                                                        DECEMBER 31,                   CHANGE
                                                 ---------------------------   -----------------------
                                                     1996           1997            $            %
                                                 ------------   ------------   ----------   ----------
External Telecommunications Networks .........    $  35,838         42,344      $ 6,506         18.2%
External Energy Networks .....................          566            607           41          7.2
Internal Network Services ....................        4,303          3,565         (738)       (17.2)
Other ........................................      (10,498)       (10,483)          15          0.1
                                                  ---------        -------      -------        -----
                                                  $  30,209      $  36,033      $ 5,824         19.3%
                                                  =========      =========      =======

BRAZIL



     The following tables states for the periods indicated our Brazilian operations in dollar and percentage of revenue terms (in thousands):




                                                   YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------
                                               1997(1)                  1998
                                        ---------------------- -----------------------
Revenue ...............................  $74,900       100.0%   $141,954       100.0%
Costs of revenue ......................   63,266        84.5     112,667        79.4
Depreciation and amortization .........      390         0.4       3,349         2.4
General and administrative
 expenses .............................    1,615         2.2      10,636         7.4
                                         -------       -----    --------       -----
  Operating income ....................  $ 9,629        12.9%   $ 15,302        10.8%
                                         =======       =====    ========       =====



                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,
                                        ---------------------------------------------
                                                 1998                   1999
                                        ---------------------- ----------------------
Revenue ...............................  $95,019       100.0%   $41,991       100.0%
Costs of revenue ......................   79,610        83.8     32,598        77.6
Depreciation and amortization .........    2,730         2.9      2,381         5.7
General and administrative
 expenses .............................    7,145         7.5      5,129        12.2
                                         -------       -----    -------       -----
  Operating income ....................  $ 5,534         5.8%   $ 1,883         4.5%
                                         =======       =====    =======       =====

----------------

(1) Brazilian operations began on August 1, 1997.


NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998



     Brazilian revenue was $42.0 million for the nine months ended September 30, 1999, compared to $95.0 million for the same period in 1998, representing a decrease of $53.0 million or 55.8%. Brazilian revenue decreased primarily due to the devaluation of the Brazilian reals and to a reduction in work performed. Revenue in local currency was R$68.5 million reals during the nine months ended September 30, 1999, compared to R$105.6 million reals for the same period in 1998, representing a decrease of 35.1%. Due to recent economic conditions in Brazil, it is uncertain when, if at all, previous levels of telephony infrastructure spending will re-commence.



     Brazilian costs of revenue were $32.6 million or 77.6% of revenue for the nine months ended September 30, 1999, compared to $79.6 million or 83.8% of revenue for the same period in 1998. The decrease was as a result of amounts paid by a customer during the second quarter for additional costs incurred during prior periods for which no revenue had been recorded due to the uncertainty of its collection. This improved costs of revenue during the nine months ended September 30, 1999 by 3.9%. Most of the costs associated with this project were previously recorded in earlier periods.



     Depreciation and amortization expense was $2.4 million or 5.7% of revenue for the nine months ended September 30, 1999 compared to $2.7 million or 2.9% of revenue for the same period in 1998. Depreciation and amortization relates primarily to an intangible asset resulting from one acquisition completed in early 1998 that is being amortized over a five year period relative to the volume of work under specified contracts.


     General and administrative expenses were $5.1 million or 12.2% of revenue for the nine months ended September 30, 1999, compared to $7.1 million or 7.5% of revenue for the same period in 1998.

General and administrative expenses were R$5.4 million reals or 7.9% of reals revenue during the nine months ended September 30, 1999, compared to R$6.2 million reals or 5.9% of reals revenue for the same period in 1998. The decrease in general and administrative expenses in both dollar and reals terms was due to a reduction in work performed.



YEAR ENDED DECEMBER 31, 1998 OPERATING INCOME COMPARED TO FIVE MONTHS ENDED DECEMBER 31, 1997 OPERATING INCOME



     Brazilian operations commenced on August 1, 1997. Our Brazilian revenue was $142.0 million for the year ended December 31, 1998, compared to $74.9 million in 1997, representing an increase of $67.1 million or 89.5%. The increase in revenue was due primarily to a full year of operations in 1998, compared to five months in 1997.


     Brazilian costs of revenue were $112.7 million for the year ended December 31, 1998, compared to $63.3 million in 1997. Costs of revenue were 79.4% of revenue in 1998, compared to 84.5% in 1997. The decrease in costs of revenue as a percentage of revenue was due primarily to the completion of certain wireless projects in the fourth quarter of 1998.


     Depreciation and amortization expense was $3.3 million for the year ended December 31, 1998, compared to $0.4 million for the year ended December 31, 1997. Depreciation and amortization relates primarily to an intangible asset resulting from one acquisition which is being amortized over a five year period. Depreciation and amortization expense was 2.4% of revenue for the year ended December 31, 1998, compared to 0.4% of revenue for the year ended December 31, 1997.


     General and administrative expenses were $10.6 million or 7.4% of revenue for the year ended December 31, 1998, compared to $1.6 million or 2.2% in 1997. The increase in general and administrative expenses was due primarily to costs of establishing an infrastructure to support anticipated additional work following the privatization of Telebras, which did not take place until July 1998.


COMBINED RESULTS--NORTH AMERICA AND BRAZIL ONLY



     The following table states for the periods indicated certain combined income statement data for North America and Brazil only and the related percentage of combined revenue.





                                                             YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------
                                               1996                    1997                    1998
                                      ----------------------- ----------------------- ----------------------
Operating income ....................  $   30,209      10.6%   $   45,661      10.1%   $   28,394      3.5%
Interest expense ....................      (6,059)     (2.1)       (6,595)     (1.5)      (23,753)    (2.9)
Interest income .....................       2,958       1.0           775       0.2         8,488      1.0
Other income (expense), net .........         389       0.2         7,857       1.7         1,183      0.2
Income before provision for
 income taxes, equity in
 earnings (losses) of
 unconsolidated companies
 and minority interest ..............      27,497       9.7        47,698      10.5        14,312      1.8
Provision for income taxes ..........     (10,244)     (3.6)      (18,633)     (4.1)       (4,563)    (0.6)
Equity in earnings (losses) of
 unconsolidated companies
 and minority interest(1) ...........         270       0.1        (3,184)     (0.7)       (4,787)    (0.6)
                                       ----------      ----    ----------      ----    ----------     ----
Net income (loss) ...................  $   17,523       6.2%   $   25,881       5.7%   $    4,962      0.6%
                                       ==========      ====    ==========      ====    ==========     ====



                                                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,
                                      ---------------------------------------------
                                               1998                   1999
                                      ---------------------- ----------------------
Operating income ....................  $   38,858      6.8%   $   73,406      9.8%
Interest expense ....................      16,523      2.9        20,815      2.8
Interest income .....................       5,492      1.0         8,495      1.2
Other income (expense), net .........         671      0.1           (57)      --
Income before provision for
 income taxes, equity in
 earnings (losses) of
 unconsolidated companies
 and minority interest ..............      28,498      5.0        61,029      8.2
Provision for income taxes ..........     (11,356)    (2.0)      (25,354)    (3.4)
Equity in earnings (losses) of
 unconsolidated companies
 and minority interest(1) ...........      (1,611)    (0.3)       (2,000)    (0.3)
                                       ----------     ----    ----------     ----
Net income (loss) ...................  $   15,531      2.7%   $   33,675      4.5%
                                       ==========     ====    ==========     ====


----------------
(1) Consists of the minority interest of our Brazilian joint venture partner.
(2) Adjusted to exclude our Spanish operations which were sold effective December 31, 1998.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER
   30, 1998



     For a discussion of revenue, costs of revenue, depreciation and amortization and general and administrative expenses, see "North America" and "Brazil" above.


     Interest expense was $20.8 million or 2.8% of revenue for the nine months ended September 30, 1999, compared to $16.5 million or 2.9% of revenue for the same period in 1998. The increase in interest expense of $4.3 million was due primarily to increased indebtedness resulting from the issuance of our 7 3/4% Senior Subordinated Notes in early 1998. Additionally, the average outstanding balances on our revolving line of credit increased to support growth and the customer financing agreement which was satisfied in full in September 1999.


     Interest income includes interest of $4.8 million earned and collected from a customer to which we extended financing for our services, which terminated in September 1999.



     Reflected in other income, net for the nine months ended September 30, 1999, are the following transactions. At various dates predominantly during the second quarter of 1999, we sold approximately 20 parcels of non-core real estate assets with a book value of approximately $6.9 million and a non-core business with a book value of approximately $4.3 million. We recognized a loss on sale of approximately $3.6 million from these sales. These losses resulted from our selling a portion of those assets in a manner that we knew would accelerate the timing of the disposition and the receipt of cash proceeds from the sale. We also reserved $1.0 million for a 1994 lawsuit from a predecessor company following a $1.1 million judgment awarded in October 1999. We have appealed this judgment and may incur other costs related to this lawsuit, such as interest and attorneys' fees. Offsetting these amounts was a fee of $4.8 million collected from a telecommunications customer related to extensions to the maturity date of a vendor financing arrangement.


     For the nine months ended September 30, 1999, our effective tax rate was approximately 42% for North American operations and 33% for Brazilian operations.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997



     For a discussion of revenue, costs of revenue, depreciation and amortization and general and administrative expenses, see "North America" and "Brazil" above.


     Interest expense was $23.8 million or 2.9% of revenue for the year ended December 31, 1998, compared to $6.6 million or 1.5% of revenue in 1997. The increase in interest expense was due primarily to increased indebtedness resulting from the issuance of our Senior Subordinated Notes in early 1998, the proceeds of which were used primarily for acquisitions and to fund international operations investments. Minority interest primarily relates to our Brazilian joint venture partner with a 49% interest.



     Interest income includes interest income from temporary investments and interest received from a customer.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996



     Interest expense was $6.6 million or 1.5% of revenue for the year ended December 31, 1997, compared to $6.1 million or 2.1% of revenue in 1996. The decrease in interest expense as a percentage of revenue was due to increased revenue while the average balance on debt remained basically unchanged.


     Included in other income for 1997 is a $7.1 million gain on sale of our indirect interest in an Ecuadorian cellular company.

SPAIN



     The following tables state for the periods indicated our Spanish operations, which were sold effective December 31, 1998, in dollar and percentage of revenue terms (in thousands):





                                                                     YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                                 1996(1)                  1997
                                                         ----------------------- -----------------------
Revenue ................................................ $188,155    100.0%      $207,493    100.0%
Costs of revenue ....................................... 135,389      71.9       153,180      73.8
Depreciation and
amortization ...........................................   2,058       1.1         3,013       1.5
General and administrative expenses ....................  30,975      16.5        39,478      19.0
                                                         --------    ------      --------    ------
 Operating income (loss) ...............................  19,733      10.5        11,822       5.7
Interest expense .......................................  (5,375)    ( 2.9)       (4,946)    ( 2.4)
Interest income ........................................     288       0.2         1,008       0.1
Other income (loss) ....................................     380       0.2           475        --
                                                         --------    ------      --------    ------
Income (loss) before benefit from income taxes,
  equity in earnings of unconsolidated companies
  and minority interest ................................  15,026       8.0         8,359       4.0
(Provision) benefit from income taxes ..................  (5,347)    ( 2.7)       (2,311)    ( 1.2)
Equity in earnings of unconsolidated companies .........   2,728       1.4         2,897       1.4
Minority interest ......................................     135        --          (162)       --
                                                         --------    ------      --------    ------
Net income (loss) ...................................... $12,542       6.7%      $ 8,783       4.2%
                                                         ========    ======      ========    ======



                                                          YEAR ENDED DECEMBER 31,
                                                         -------------------------
                                                                  1998(2)
                                                         -------------------------
Revenue ................................................ $237,340       100.0%
Costs of revenue .......................................  183,724        77.4
Depreciation and
amortization ...........................................    2,680         1.1
General and administrative expenses ....................   51,070        21.5
                                                         --------       -----
 Operating income (loss) ...............................     (134)      ( 0.0)
Interest expense .......................................   (5,827)      ( 2.5)
Interest income ........................................      605          --
Other income (loss) ....................................   (6,338)      ( 2.7)
                                                         --------       -----
Income (loss) before benefit from income taxes,
  equity in earnings of unconsolidated companies
  and minority interest ................................  (11,694)      ( 4.9)
(Provision) benefit from income taxes ..................   (7,987)      ( 3.2)
Equity in earnings of unconsolidated companies .........    1,291         0.1
Minority interest ......................................     (487)         --
                                                         --------       -----
Net income (loss) ...................................... $(18,877)      ( 8.0)%
                                                         ========       =====


----------------
(1) Spanish operations began on April 30, 1996, the date of acquisition. MasTec sold 87% of its Spanish operations effective December 31, 1998.

(2) Includes a total of $13.4 million of severance charges of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses.



YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997



     We sold 87% of our Spanish operations effective December 31, 1998. Revenue from Spanish operations was $237.3 million for the year ended December 31, 1998, compared to $207.5 million in 1997, representing an increase of $29.8 million or 14.4%. The increase was due to acquisitions made in 1998.


     Costs of revenue were $183.7 million or 77.4% of revenue for the year ended December 31, 1998, compared to $153.2 million or 73.8% of revenue in 1997. The increase in costs of revenue as a percentage of revenue was due primarily to increased labor costs associated with a new labor agreement and to $1.9 million in direct labor severance costs.


     Depreciation and amortization expense was $2.7 million for the year ended December 31, 1998, compared to $3.0 million in 1997. Depreciation and amortization expense was 1.1% of revenue for the year ended December 31, 1998, compared to 1.5% of revenue in 1997.


     General and administrative expenses were $51.1 million or 21.5% of revenue for the year ended December 31, 1998, compared to $39.5 million or 19.0% of revenue in 1997. The increase in general and administrative expenses as a percentage of revenue was due to severance charges of $11.5 million resulting from reductions in administrative personnel.


     Included in other expense for 1998 is a $9.2 million loss on sale of the Spanish operation. The effective income tax rate on a consolidated basis for the year ended December 31, 1998 increased to 479% from 37% in 1997. This increase was mainly attributable to the recognition of approximately $9.2 million of a loss on sale of our Spanish operations, however for tax purposes the Company recorded a tax provision of $7.8 million. Excluding the effect of the book loss on sale and the taxable gain, the effective tax rate would have been 40.1%, which is attributed to the non-deductibility of the amortization of intangibles and other expenses.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO EIGHT MONTHS ENDED DECEMBER 31, 1996



     Revenue generated by Spanish operations was $207.5 million for the year ended December 31, 1997, compared to $188.2 million in 1996, representing an increase of $19.3 million or 10.3%. The increase in revenue was due primarily to a full year of operations in 1997, compared to eight months in the 1996. We acquired our Spanish operations effective April 30, 1996. Our Spanish operations were negatively impacted during 1997 by a devaluation of approximately 18% in the Spanish peseta and by work stoppages in the second half of 1997.


     Costs of revenue were $153.2 million or 73.8% of revenue for the year ended December 31, 1997, compared to $135.4 million or 71.9% of revenue in 1996. The increase in costs of revenue as a percentage of revenue was due primarily to lower productivity during 1997 as a result of the work stoppages.


     General and administrative expenses were $39.5 million or 19.0% of revenue for the year ended December 31, 1997, compared to $31.0 million or 16.5% of revenue in 1996. The increase in general and administrative expenses was due to a full year of operations in 1997, compared to eight months in 1996. The increase in general and administrative expenses as a percentage of revenue was due mainly to increased salaries and compensation expense resulting from increases in base salary.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


     Our primary liquidity needs are for working capital, capital expenditures, acquisitions and investments, and debt service. Our primary sources of liquidity are cash flows from operations, borrowings under revolving lines of credit and the proceeds from the sale of assets held for sale.



     Net cash provided by operating activities was $75.7 million for the nine months ended September 30, 1999, compared to $14.9 million for the same period in 1998. Net cash used in operating activities was $13.9 million for the year ended December 31, 1998 compared to cash provided by operating activities of $15.2 million in 1997. Net cash used by operating activities in 1998 was due principally to a net loss for the year ended December 31, 1998. During the year ended December 31, 1996, $37.4 million was generated from operations.


     Our working capital at September 30, 1999, excluding assets held for sale of $72.2 million, was $170.8 million compared to $192.8 million excluding assets held for sale of $57.2 million at December 31, 1998. Our North American working capital as of September 30, 1999 was $133.7 million, comprised primarily of $244.9 million in accounts receivable, $33.5 million in inventories and other current assets and $11.0 million in cash, net of $155.7 million in current liabilities.


     We have a revolving line of credit with a group of banks that provides for borrowings up to an aggregate amount of $165.0 million. Amounts outstanding under the credit facility mature on June 9, 2001. We are required to pay an unused facility fee ranging from .25% to .50% annually on the facility, depending upon certain financial covenants. The credit facility contains customary events of default and covenants which prohibit, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying dividends in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens, prepaying other indebtedness, including our 7 3/4% Senior Subordinated Notes, and engaging in mergers or combinations without the prior written consent of the lenders. The credit facility also provides that we must maintain financial ratio coverages at the end of each fiscal quarter such as debt to earnings and earnings to interest expense.



     During 1999, we acquired three external telecommunications network services providers for $11.1 million in cash and $2.4 million in notes and invested $57.7 million primarily in our fleet to support revenue growth which we financed from cash provided by operations and from financing activities. We have also sold assets and investments for which we have received approximately $28.4 million in cash, $15.9 million of which was attributable to the sale of our Spanish operations. We invested cash (net of cash acquired of $5.0 million in 1998 and $3.3 million in 1997) in acquisitions and investments in unconsolidated companies totaling $89.1 million during 1998 compared to $49.0 million in 1997. During the year ended December 31, 1996, we invested $6.2 million in acquisitions and received $9.4 million from the sale of non-core assets. During 1998, we made capital expenditures of $76.4 million, primarily for machinery and equipment used in the production of revenue, compared to $21.5 million in 1997. Cash paid for capital expenditures in 1996 was $7.1 million and an additional $8.6 million of capital expenditures were financed. The increase in capital expenditures was due mainly to fleet upgrades for acquired companies and internal growth. Of the total invested funds in 1998, $64.5 million was related to North American acquisitions and $71.4 million was related to North American capital expenditures.


     We anticipate that cash from this offering, available cash, cash flows from operations and proceeds from the sale of assets and investments and borrowing availability under the credit facility will be sufficient to satisfy our working capital requirements for the foreseeable future. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the offering of additional equity and/or debt securities in the public or private markets. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.


     We have a $28.4 million investment in a PCS wireless system in Paraguay which is held for sale and are committed to spend an additional $5.0 million to complete the system. In September 1999, the Paraguayan telecommunications regulatory agency rescinded its previous revocation of our license to develop the system, reaffirmed the grant of the license to us and extended the deadline for us to complete the system. The terms of our license now require us to complete the system by January 31, 2000. We believe, based upon assurances from our equipment vendor, that the system will be completed on a timely basis. If we are unable to complete the system, however, we will seek a further extension of the deadline. The Paraguayan agency could deny a further extension and we could lose our license to develop the system. In this event, we would seek to sell our assets in Paraguay in order to recover a portion of our investment. In addition, our Paraguayan subsidiary is under a preliminary investigation for alleged improper conduct by certain of its employees in connection with a prior extension of the completion deadline. We believe that the allegations are baseless.


     Included in assets held for sale at September 30, 1999 is approximately $34.0 million of investments in Argentina and Ecuador, which have defaulted during the second quarter of 1999 on their third-party debt obligations. We do not guarantee any of their indebtedness. We are monitoring our investments in Argentina, Ecuador and Paraguay and have determined that the carrying values of these assets as of September 30, 1999 have not been impaired. While we do not currently anticipate taking an impairment charge on any of the assets, there can be no assurance that future transactions or events will not result in a permanent impairment of these assets.


     We sold 87% of our Spanish operations effective December 31, 1998 for $27.2 million in cash, payable in four installments and $25.0 million of assumed debt and we have posted a $3.0 million letter of credit for the benefit of those operations to be used for working capital. As of September 30, 1999, $12.5 million of the cash purchase price plus accrued interest had not been paid when due, however $1.8 million has subsequently been paid (a portion of which is in escrow), which has reduced the outstanding balance to $10.7 million in 1999. On December 2, 1999 we commenced foreclosure proceedings against the collateral securing the unpaid portion of the purchase price, and we are presently in negotiations regarding the payment of the amounts owed to us. We expect to receive payment of the remaining amounts owed to us and do not anticipate taking an impairment charge on those assets. However, we cannot assure you when that balance will be paid, if at all, or that future transactions or events will not result in a permanent impairment of those assets.

YEAR 2000



     The Year 2000 computer issue is primarily the result of computer programs using two digits rather than four to define the applicable year. Any of our computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure, disruption of operations and/or a temporary inability to conduct normal business activities.


     We undertook a Year 2000 project of both our domestic and international operations, which included an assessment of our telecommunications equipment, computer equipment, software, database, data services, network infrastructure, telephone equipment, and third party vendors and suppliers. Our Year 2000 plan addressed the Year 2000 issue in five phases for both domestic and international operations.


     1. inventory and assessment;

     2. impact analysis and implementation planning;

     3. implementation and testing;

     4. contingency planning to assess reasonably likely worst case scenarios;
        and

     5. on-going monitoring.


     Currently, we have completed 100% of Phases 1 and 2. All but two of our operations have completed Phases 3 and 4. Our remaining operations are scheduled to complete Phases 3 and 4 by December 31, 1999. The two systems being implemented for our two domestic operations are Oracle Accounting/Financial and Starbuilding Accounting/Financial. As part of our Year 2000 efforts, we have initiated formal communications with all of our significant vendors, suppliers, banks and clients to determine the extent to which related interfaces with our systems are vulnerable if these third parties fail to remediate their Year 2000 issues. In connection with this process, between February 1999 and May 1999 we sent over 2,100 letters and questionnaires to vendors in both the United States and Brazil with whom we had conducted business. Approximately 40% of those vendors provided us with responses that indicated that they were already compliant or will be compliant on a timely basis. During October 1999 we re-solicited the 285 of our most critical vendors that either had not provided us with a response to our first survey or had provided an unacceptable response. Approximately 31% of those vendors responded that they were already compliant or will be compliant on a timely basis. We have identified our most critical vendors that have provided us with unacceptable responses and are currently in the process of determining the amount of risk to which we may be exposed. Where necessary we are working to mitigate any material adverse effect non-compliant vendors may have on our business by either working with those vendors to help reduce the risk of a break in service or supply or by identifying acceptable alternate vendors. There cannot be any assurance that any such third parties will address any Year 2000 issues that they have or that such third parties' systems will not materially adversely affect our systems and operations.


     Based on our assessment efforts, we do not believe that Year 2000 issues will have a material adverse effect on our financial condition or results of operations. Our Year 2000 issues and any potential business interruptions, costs, damages or losses related thereto, are dependent, in part, upon the Year 2000 readiness of third parties such as vendors and suppliers.



     Through September 30, 1999, related costs incurred in our Year 2000 project were not material, and we do not expect that the total cost of our Year 2000 project will be material to our financial position or results of operations.

     RISKS RELATING TO THE COMPANY'S FAILURE TO BECOME YEAR 2000 COMPLIANT. We continue to enhance our contingency plans, including the identification of our most likely worst case scenarios. Currently, the most likely sources of risk to us include:


   /bullet/ interruptions to our customers' operations which could prevent them from utilizing our services and paying for the services when rendered; and

   /bullet/ failure of our suppliers' operations which would result in our inability to obtain equipment, materials and supplies to meet the demands of our customers.



     The risks described above could materially and adversely affect our business, results of operations and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time what our most reasonable and likely worst case scenario would be or whether the consequences of Year 2000 failures will have a material adverse impact on our results of operations, liquidity, or financial condition.



     CONTINGENCY PLANS. Contingency plans for Year 2000-related interruptions have been developed and include emergency backup and recovery procedures for lost data, billing and collection procedures, identification of alternate suppliers and increasing inventory levels of critical supplies and equipment. These activities are intended to provide a means of managing risk, but cannot eliminate the potential for disruption due to third-party failure. For the two operations that will complete implementation and testing at the end of this year, their current systems have been upgraded to the Year 2000 version as a contingency plan.


     For those vendors and suppliers that have not responded to our Year 2000 questionnaire and are critical to our business, contingency plans and actions have been developed as appropriate.


ONGOING MONITORING


     The process to evaluate all new products, equipment, services and third party suppliers is in place to effectively monitor ongoing Year 2000 issues.



SEASONALITY



     Our North American operations have historically been seasonally weaker in the first and fourth quarters of the year and have produced stronger results in the second and third quarters. This seasonality is primarily the result of customer budgetary constraints and preferences and the effect of winter weather on external network activities. Some of our U.S. customers tend to complete budgeted capital expenditures before the end of the year and defer additional expenditures until the following budget year. Revenue, in local currency, from our Brazilian operation is not expected to fluctuate seasonally.



IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS


     The primary inflationary factor affecting our operations is increased labor costs. We have not experienced significant increases in labor costs to date. Competition for qualified personnel could increase labor costs for us in the future. Our international operations, which represent approximately 6% of our total revenue may, at times in the future, be exposed to high inflation in certain foreign countries. We anticipate that revenue from international operations will be less significant to operations in the foreseeable future due to our current intentions to dispose of them, however, the likelihood and extent of further devaluation and deteriorating economic conditions in Brazil and other Latin American countries and the resulting impact on our results of operations, financial position and cash flows cannot now be determined.

                                   BUSINESS


GENERAL



     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive nework infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers.


     Currently, we operate from approximately 160 locations throughout North America, which accounted for 94% of our revenue for the nine months ended September 30, 1999. Our operating income has grown significantly in the past five years through both acquisitions and internal growth. Our consolidated operating income increased 124% for the nine months ended September 30, 1999 over the comparable period of 1998. Our 1999 growth was achieved primarily through internal growth.


     We are organized into eight service lines centered around our customers, which include some of the largest and most prominent companies in the telecommunications and energy fields. Our customers include:



     /bullet/ incumbent local exchange carriers,

     /bullet/ competitive local exchange carriers,

     /bullet/ cable television operators,

     /bullet/ long distance carriers,

     /bullet/ wireless phone companies,

     /bullet/ telecommunications equipment vendors,

     /bullet/ co-location facilities providers,

     /bullet/ public and private energy companies and

     /bullet/ financial institutions and other Fortune 500 companies.



Representative customers are:


       BellSouth Telecommunications, Inc.   Global Crossing, Ltd.
       SBC Communications                   Williams Communications Group, Inc.
       GTE Corporation                      AT&T
       Sprint Corp.                         Charter Cable, Inc.
       US West                              Time Warner, Inc.
       Qwest Communications, Inc.           Winstar
       Telergy, Inc.                        NEC
       Enron                                Carolina Power and Light Co.
       Level 3 Communications               First Union National Bank



     BellSouth accounted for 11% of our revenue for the nine months ended September 30, 1999. Our top 10 customers combined accounted for less than 40% of our domestic revenue.



INDUSTRY OVERVIEW


     Our industry is experiencing a number of trends that we believe will lead to a significant increase in the demand for our services over the next several years.

     INCREASED DEMAND FOR BANDWIDTH. Recent increased growth in telecommunications voice, video and data traffic, electronic commerce, and in the transmission of high quality information, entertainment and other content over the Internet, coupled with increased use of and reliance on personal computers, has enhanced the need for greater bandwidth. Market research analysts estimate that at the end of 1998, 25 million U.S. households were online, implying a 24% household penetration. This number is expected to have reached 30 million by year-end 1999 and over 58 million by 2004 (55% of households). The total number of U.S. Internet users (business and residential) is anticipated to reach 126 million in 2004. We believe 50% of these users will access the network by means of a broadband technology.



     Because of the physical limitations of existing network facilities, telecommunications providers and cable television system operators are upgrading facilities with new and innovative technology, expanding and, in many cases, replacing the existing telecommunications infrastructure to allow for increased bandwidth. The "race for the last mile", increased upgrades and maintenance of existing networks are expected to drive further capital spending growth by our customers even after substantial completion of their backbone networks.



     INCREASED OUTSOURCING OF INFRASTRUCTURE NEEDS. Telecommunication service providers are entering new geographic and product markets and offering bundled services that once were offered separately. Additionally, a growing number of energy companies are exploring ventures in the telecommunications industry to maximize the value of their rights of way. Consolidation and deregulation in the telecommunications industry has created integrated, geographically diverse companies who have combined assets to compete in the changing marketplace. These providers are focusing on the increased range of their core competencies of providing telecommunications and energy services and are increasingly outsourcing infrastructure needs.


     INCREASED DEMAND FOR COMPREHENSIVE SOLUTIONS. Increased competition and the resulting increase in investment in infrastructure and content by telecommunications and other service providers have led to greater concerns about the quality and reliability of infrastructure providers. We believe that our customers increasingly are seeking comprehensive end-to-end solutions to their infrastructure needs by turning to fewer qualified infrastructure service providers who have the size, financial capability and technical expertise to deliver a quality and reliable network on time. These customers are seeking service providers that can build out large and complex networks quickly, with a high level of quality and who can rapidly mobilize their capital equipment, financial assets and personnel to respond effectively to the increasing scale and time constraints of customer demands.



COMPETITIVE STRENGTHS


     We have positioned ourselves to take advantage of these trends by emphasizing the following competitive strengths:



     NATIONAL FOOTPRINT AND NAME RECOGNITION. We have significantly broadened our geographic presence in recent years and believe we are capable of servicing customers across the United States and Canada. We are continuing to develop the brand name "MasTec" across all of our operating units nationwide to further position ourselves as an integrated, national company.


     END-TO-END SOLUTIONS. We believe we are one of the few infrastructure providers capable of providing all of the design, building, installation and maintenance services necessary for a complete telecommunications network starting from a transmission point, such as a telephone company central office or cable television head-end, and running through aerial, underground and buried cables or through wireless transmission to the ultimate end users' voice and data ports, computer terminals, cable outlets or cellular stations.

     TECHNICAL EXPERTISE AND RELIABLE CUSTOMER SERVICE. We believe that we have established a reputation for quality and reliability, technical expertise and operating and financial efficiency. We believe that our reputation among our customers should give us an advantage in securing larger, more technically complex infrastructure projects, a greater volume of business from our existing customers and new customers.


     DIVERSE AND LONG-STANDING CUSTOMER BASE. We have a diverse customer base that allows us to capitalize on the wide range of technological advances and other market developments that drive capital spending by our customers. We have continually provided services to our top ten customers for an average of over 15 years. We believe that our diverse and long-standing customer base makes us less susceptible to downturns in any particular geographic region or industry sector.


     EXPERIENCED MANAGEMENT. We have a strong management team to continue executing our growth strategy. Our management team has the operational, business development and financial knowledge and experience to anticipate trends in our industry and to consistently meet and exceed our clients' expectations for comprehensive and reliable solutions.



GROWTH STRATEGY


     The key elements of our growth strategy are as follows:



     EXPAND EXISTING CUSTOMER RELATIONSHIPS AND PURSUE NEW CUSTOMERS. We believe that our customers increasingly are seeking single national vendors to provide all of their telecommunications and energy infrastructure services needs. Consequently, we actively market our national footprint and comprehensive service offerings to our existing and potential customers and focus on increasing the range of services we provide. We also team with engineering firms, equipment suppliers and other vendors to provide turnkey services to our customers.


     CONTINUE TO ACHIEVE OPERATING EFFICIENCIES. We intend to continue to improve our profitability by focusing on ways to achieve cost savings, economies of scale and improved asset and personnel utilization. We have realigned our North American operations along service and customer lines to focus on our core businesses and instituted a program to improve efficiency and productivity by leveraging existing administrative personnel to support increased growth. We also intend to further develop and expand the use of integrated management information systems across our service lines to facilitate financial control, project costing and asset allocation. The goal of the program is to realize savings in overhead and other expenses and thereby improve operating margins and profitability. An element of the program includes paying our service line presidents and other managers incentive compensation based upon profitability, return on assets and other financial criteria.


     PURSUE STRATEGIC ALLIANCES AND SELECTED ACQUISITIONS. Through strategic alliances and selected acquisitions, we continue to add customers and capabilities as well as expand our geographic coverage. Most recently, we teamed with Skanska USA, Inc. to provide project management for RCN Corporation's announced construction of a $3 billion fiber optic network. We have also announced an arrangement with Lucent NetCare Professional Services to provide comprehensive broadband infrastructure solutions to the cable television industry throughout the United States. We have completed 33 domestic acquisitions in the last five years, targeting selected companies to expand into customer and geographic markets we did not currently serve and to expand the range and depth of services we provided. We will continue to focus our acquisition efforts on profitable companies with good reputations and strong management. We are not currently engaged in any negotiations to make any material acquisitions.

SERVICE LINES


     Our North American operations consist of three segments:



     /bullet/ External Telecommunications Networks,

     /bullet/ External Energy Networks and

     /bullet/ Internal Networks.


     EXTERNAL TELECOMMUNICATIONS NETWORKS. We design, build, install and maintain the physical facilities used to provide end-to-end telecommunications service from the provider's central office, switching center or cable head-end to the ultimate consumer's home or business. These services include:


     /bullet/ designing conduit networks and fiber rings;

     /bullet/ placing and splicing fiber optic, coaxial and copper cable;

     /bullet/ excavating trenches in which to place the cable;

     /bullet/ fabricating and placing related structures such as poles, anchors, conduits, manholes, cabinets and closures;

     /bullet/ placing drop lines from the main distribution terminals to the customer's home or business; and

     /bullet/ maintaining, removing and replacing these facilities.


     We also provide route development, right of way and other site acquisition, permitting, materials procurement, acceptance testing and as-built documentation.



     We bundle our services and are organized to serve our customers' needs as follows:


     /bullet/ INTER-EXCHANGE NETWORKS. We design, engineer and build fiber optic and other cable networks between metropolitan areas using specialty equipment such as trenchers, plows and directional borers.


     /bullet/ LOCAL EXCHANGE NETWORKS. We design, install, build and maintain telecommunications networks from the provider's point-of-presence to their customers' locations within metropolitan areas (local loop).


     /bullet/ BROADBAND NETWORKS. We design, engineer, build and install the infrastructure for network rebuilds, upgrades and maintenance for cable television multiple system operators.


     /bullet/ WIRELESS NETWORKS. We provide turnkey installation and maintenance services to the wireless communications industry, including site acquisition, design and building of communication towers, placement of antennas and associated wiring, and installation of transmission equipment and shelters.


     /bullet/ INTELLIGENT TRAFFIC SERVICES. We also provide similar services to the traffic control and highway safety industry, including the installation and maintenance of traffic signals, controllers, connecting signals, variable message signs, closed-circuit television and other monitoring devices and controllers.

   Our external telecommunications network services customers include:


   BellSouth Telecommunications, Inc.
   GTE Corporation
   Qwest Communications, Inc.
   Williams Communication, Inc.
   Global Crossing, Ltd.
   Telergy, Inc.
   Tele-Communications, Inc.
   Charter Cable, Inc.
   Sprint Corp.
   Sprint Spectrum, L.P.


     EXTERNAL ENERGY NETWORKS. We provide external network and infrastructure services to public and private utilities. These services consist of overhead and underground installation and maintenance of electrical and other utilities' transmission and distribution networks, substation construction and maintenance, right-of-way maintenance and restoration of asphalt and concrete surfaces. They are substantially similar to the services we provide to our telecommunications customers, but the work often involves the installation and splicing of high-voltage transmission and distribution lines. Our external energy networks customers include:


   Carolina Power and Light Co.
   Florida Power and Light Co.
   Texas Utilities Company
   Virginia Power Co.


     INTERNAL NETWORK SERVICES. We provide switching and transmission services, premise wiring services and structured cabling services. These services consist of the design, installation, testing and documentation of switching and transmission equipment and supporting components at a provider's point-of-presence (central office) locations. We design, install and maintain integrated voice, data and video networks inside customer premises as well as the infrastructure required to support complex intranet and Internet solutions. We provide systems integration services, which involve the selection, configuration, installation and maintenance of software, hardware, other computing and communications equipment and cabling to provide an integrated computing and communications system. Internal network services are less capital intensive than external network services but require a more technically proficient work force. We provide:


   /bullet/ switching and transmission services to equipment vendors such as Lucent Technologies, Inc. and NEC North America, Inc.; and

   /bullet/ premise wiring and structured cabling services to large corporate customers with multiple locations such as First Union National Bank and Montgomery Ward and Co.



BACKLOG



     At September 30, 1999, we had a backlog for domestic operations of approximately $222.4 million as compared to a backlog of $249.9 million at December 31, 1998. Our backlog consists of the uncompleted portion of services we are to perform under project-specific contracts. We do not include as backlog the estimated amount of work under our 87 master services agreements because the customer under these contracts is not committed to order a specific volume of services from us. We expect to complete substantially all of our backlog at September 30, 1999 during the next 12 calendar months.

SALES AND MARKETING


     We have developed a marketing plan emphasizing the "MasTec" brand name nationwide and the role we play in building the e-world to position ourselves as a seamless, end-to-end infrastructure service provider. Local marketing efforts are principally carried out by the management of our service lines, with our executive management supplementing their efforts at the corporate level. Our service line presidents market to existing and potential telecommunications and other utility customers to negotiate new contracts or to be placed on lists of vendors invited to submit bids for master services agreements and individual projects. They are responsible for developing and maintaining successful long-term relationships with customers, which we believe helps facilitate our repeat business. Our external and internal network services are also marketed through commissioned salespeople and our corporate marketing department.


SAFETY AND INSURANCE


     We are committed to ensuring that our employees perform their work safely and strive to instill safe work habits in all of our employees. In this regard we evaluate our employees not only on the basis of the efficiency and quality of their work but also on their safety records and the safety records of the employees they supervise. We also hold regular training sessions and seminars with our employees devoted to safe work practices.



     The primary claims we face in our operations are workers' compensation, automobile liability and various general liabilities. We maintain insurance policies with respect to these claims, but our insurance policies are generally subject to high deductibles and we are effectively self-insured for worker's compensation and automobile liability up to $250,000 and for general liability up to $100,000. We have umbrella coverage up to a policy limit of $25.0 million. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as an accrued liability. We continually review the determination of these claims and expenses and the extent of the accrued liability.



SUPPLIERS


     Our customers supply the majority of the raw materials and supplies necessary to carry out our contracted work, although we are increasingly supplying materials and supplies on turnkey projects. We obtain materials and supplies for our own account from independent third-party providers and do not manufacture any significant amount of materials or supplies for resale. We are not dependent on any one supplier for any materials or supplies that we obtain for our own account. We have not experienced any difficulty in obtaining an adequate supply of materials and supplies.


     We also use independent contractors to perform portions of our services and to manage work flow. These independent contractors typically are sole proprietorships or small business entities. Independent contractors typically provide their own employees, vehicles, tools and insurance coverage. We are not dependent on any single independent contractor.


COMPETITION


     The industries in which we operate are highly competitive and we compete with other companies in most of the markets in which we operate ranging from small independent firms servicing local markets to larger firms servicing regional markets, as well as large national and international engineering firms and equipment vendors on turnkey projects who subcontract work to contractors other than us. Despite the current trend toward outsourcing, we may also face competition from existing or prospective customers who employ in-house personnel to perform some of the same types of services as we provide. There are relatively few significant barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Although we believe we are the largest provider of external network services for telecommunications service providers and energy companies in the United States, neither we nor any of our competitors can be considered dominant in the industry on a national basis.


     Because of the highly competitive bidding environment for infrastructure services, the price of the contractor's bid historically has often been the principal factor in determining whether the contractor is awarded the work. Smaller competitors are sometimes able to win bids based on price alone due to their lower overhead costs. We believe that as demand for our services increases, customers will increasingly consider other factors in choosing a service provider, including technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability, which should benefit contractors such as us.


EMPLOYEES



     As of September 30, 1999, we had approximately 9,100 employees, 8,800 of whom were employed in North American operations. Approximately 500 of our employees are represented by a labor union, principally the Communication Workers of America or the International Brotherhood of Electrical Workers under agreements with wage rates established through dates ranging from the end of January 2000 to May 2001. We believe that our employee relations are good.

                                  MANAGEMENT



     The following is a list of the names and ages of all of our directors and executive officers, indicating all positions and offices they hold with us. Our directors hold office for a three year term and until their successors have been elected and qualified. Our executive officers hold office for one year or until their successors are elected by our Board of Directors.



NAME                                AGE                          POSITION
----                               -----                         --------
Jorge Mas ......................   36      Chairman of the Board of Directors
Joel-Tomas Citron ..............   37      Vice Chairman of the Board of Directors, President
                                             and Chief Executive Officer
Eliot C. Abbott ................   50      Director
Arthur B. Laffer ...............   59      Director
Olaf Olafsson ..................   36      Director
Joseph P. Kennedy, II ..........   47      Director
William N. Shiebler ............   57      Director
Jose S. Sorzano ................   58      Director
Carmen M. Sabater ..............   35      Senior Vice President and Chief Financial Officer
Jose Sariego ...................   45      Senior Vice President and General Counsel
Arlene Vargas ..................   32      Vice President and Controller


     JORGE MAS has been our Chairman of the Board of Directors since January 1998 and a director since March 1994. From March 1994 to October 1999, Mr. Mas was our Chief Executive Officer. In addition, Mr. Mas is the Chairman of the Board of Directors of Neff Corporation, a publicly-held construction equipment sales and leasing company, is involved in several real estate holding companies and has served on the Board of Directors of First Union National Bank since April 1998. Mr. Mas has been Chairman of the Cuban American National Foundation, a not-for-profit organization, since July 1999, and was Vice Chairman from July 1998 until July 1999.


     JOEL-TOMAS CITRON was elected our Chief Executive Officer in October 1999 and has been a member of our Board of Directors since January 1998. Mr. Citron was elected Vice Chairman of the Board of Directors in November 1998 and was elected President in May 1999. Mr. Citron was the managing partner of Triscope Capital LLC, a private investment partnership from January 1998 until December 1998 and Chairman of the Board of Directors of the United States subsidiary of Proventus AB, a privately held investment company based in Stockholm, Sweden from January 1992 to December 1997. Mr. Citron is also a member of the Board of Directors of Neff Corporation; past Chairman of the Board of Directors of American Information Systems, Inc. (now owned by Exodus Communications, Inc.), a provider of Internet and Internet systems solutions; and a member of the Board of Directors of Telergy, Inc., a facilities-based provider of integrated communications services and high bandwidth fiber optic capacity in New York State.


     ELIOT C. ABBOTT has been a member of the Board of Directors since March 1994. Since February 1, 1997, Mr. Abbott has been a partner in the Miami law firm of Kluger, Peretz, Kaplan & Berlin, P.A. From October 1, 1995 to January 31, 1997, Mr. Abbott was a member of the New York law firm of Kelley Drye & Warren. From 1976 until September 30, 1995, Mr. Abbott was a shareholder in the Miami law firm of Carlos & Abbott.


     ARTHUR B. LAFFER has been a member of the Board of Directors since March 1994. Mr. Laffer has been Chairman of the Board of Directors of Laffer Associates, an economic research and financial consulting firm, since 1979 and Chief Executive Officer, Laffer Advisors Inc., an investment advisor and broker-dealer, since 1981. Mr. Laffer is a director of Nicholas Applegate Mutual Funds, Oxigene, Inc., Neff Corporation and Coinmach Laundry Corporation.



     OLAF OLAFSSON has been a member of the Board of Directors since September 1999. Mr. Olafsson has been Vice Chairman of Time Warner Digital Media since November 1999. Prior to joining Time

Warner Digital Media, Mr. Olafsson was President of Advanta Corporation, a financial services company, from March 1998 until October 1999 and a member of Advanta's Board of Directors since 1997. Prior to joining Advanta, Mr. Olafsson was the founder and President of Sony Interactive Entertainment, Inc., an interactive entertainment software and hardware unit of Sony Corporation established in 1991. Mr. Olafsson also serves on the Board of Directors of Scholastic Corp., a global children's publishing and media company.



     JOSEPH P. KENNEDY, II has been a member of the Board of Directors since October 1999. Mr. Kennedy is Chairman of Citizens Energy Corporation, a not-for-profit energy provider, which he founded in 1979. Mr. Kennedy served six terms as a U.S. Representative during which time he was a member of the House Banking and Financial Services Committee, a senior member of the House Veteran's Affairs Committee and the co-chair of the Older American Caucus. He also served as the ranking Democrat on the Housing and Community Opportunity Subcommittee.


     WILLIAM N. SHIEBLER has been a member of the Board of Directors since June 1999. Mr. Shiebler has been a Senior Managing Director of Putnam Investments, a Boston based investment management firm and Vice Chairman of the Board of Directors of Putnam Mutual Funds since 1990. Mr. Shiebler served as President of Putnam Mutual Funds from 1990 until 1998. Mr. Shiebler has also been the Chairman of Pacific Corporate Group, a private equity investment management and consulting firm, since March 1999. Prior to joining Putnam, he was President and Chief Operating Officer of Dean Witter Reynolds Intercapital, the investment management division of Dean Witter Reynolds. Mr. Shiebler is the President of the Kean University Foundation and a Trustee of the Boston Public Library Foundation.


     JOSE S. SORZANO has been a member of the Board of Directors since October 1994. Mr. Sorzano has been Chairman of the Board of Directors of The Austin Group, Inc., an international corporate consulting firm, since 1989. Mr. Sorzano was also Special Assistant to the President for National Security Affairs from 1987 to 1988; Associate Professor of Government, Georgetown University, from 1969 to 1987; President, Cuban American National Foundation, from 1985 to 1987; and Ambassador and U.S. Deputy to the United Nations from 1983 to 1985.


     CARMEN M. SABATER has been our Senior Vice President since December 1998 and was elected Chief Financial Officer in May 1999. From 1994 until December 1998 Ms. Sabater was our Corporate Controller. Prior to joining us, Ms. Sabater was a Senior Manager with Deloitte & Touche, a public accounting firm.


     JOSE SARIEGO has been our Senior Vice President and General Counsel since September 1995. Prior to joining us, Mr. Sariego was Senior Corporate Counsel and Secretary of Telemundo Group, Inc., a Spanish language television network, from August 1994 to August 1995. From January 1990 to August 1994, Mr. Sariego was a partner in the Miami office of Kelley Drye & Warren, an international law firm.


     ARLENE VARGAS has been our Vice President and Corporate Controller since September 1998. Prior to joining us, Ms. Vargas was a Senior Manager from June 1997 to September 1998 and a Manager from June 1994 to June 1997 with PricewaterhouseCoopers LLP, a public accounting firm.

                      PRINCIPAL AND SELLING SHAREHOLDERS

     The following table provides information concerning the beneficial ownership of our common stock, as of December 9, 1999 and as adjusted to reflect the sale of the common stock offered by this prospectus, by

     /bullet/ Jorge Mas, the selling shareholder, /bullet/ each person known to us to beneficially own more than 5% of our common stock,
     /bullet/ each of our current directors and executive officers and /bullet/ all of our current directors and executive officers as a group.

     Unless otherwise indicated, each named shareholder has sole voting and investment power with respect to the shares beneficially owned by the shareholder.



                                     BEFORE STOCK OFFERING
                                --------------------------------
                                       COMMON
                                       STOCK
NAME                                   OWNED         PERCENTAGE
------------------------------- ------------------- ------------
Jorge Mas .....................      13,965,925(3)       49.2%
Joel-Tomas Citron .............         227,144(5)          *
Eliot C. Abbott ...............          40,919(5)          *
Arthur B. Laffer ..............         128,178(5)          *
Olaf Olafsson .................              --             *
Joseph P. Kennedy, II .........              --             *
William N. Shiebler ...........          10,172             *
Jose S. Sorzano ...............          42,669(5)          *
Carmen M. Sabater .............          21,625(5)          *
Jose Sariego ..................          22,601(5)          *
Arlene Vargas .................           1,000(5)          *
American Express Company,
 American Express
 Financial Corporation and
 Growth Portfolio(3) ..........       2,179,750(6)        7.7%
All executive officers
 and directors as a group
 (11 persons) .................      14,460,233          51.3%



                                    AFTER STOCK OFFERING(1)             AFTER STOCK OFFERING(2)
                                -------------------------------- -------------------------------------
                                       COMMON                              COMMON
                                       STOCK                               STOCK
NAME                                   OWNED         PERCENTAGE            OWNED            PERCENTAGE
------------------------------- ------------------- ------------ ------------------------- -----------
Jorge Mas .....................      13,965,925(3)       45.2%           13,590,925(3)(4)      44.3%
Joel-Tomas Citron .............         227,114(5)          *               227,144(5)            *
Eliot C. Abbott ...............          40,919(5)          *                40,919(5)            *
Arthur B. Laffer ..............         128,178(5)          *               128,178(5)            *
Olaf Olafsson .................              --             *                    --               *
Joseph P. Kennedy, II .........              --             *                    --               *
William N. Shiebler ...........          10,172             *                10,172(5)            *
Jose S. Sorzano ...............          42,669(5)          *                42,669(5)            *
Carmen M. Sabater .............          21,625(5)          *                21,625(5)            *
Jose Sariego ..................          22,601(5)          *                22,601(5)            *
Arlene Vargas .................           1,000(5)          *                 1,000(5)            *
American Express Company,
 American Express
 Financial Corporation and
 Growth Portfolio(3) ..........       2,179,750(6)        7.1%            2,179,750(6)          7.1%
All executive officers
 and directors as a group
 (11 persons) .................      14,460,233          46.8%           14,085,233            45.9%


----------------
 *  Less than 1%

(1) Assumes the over-allotment option is not exercised.
(2) Assumes the over-allotment option is exercised.
(3) Includes 7,890,811 shares owned directly by the Jorge L. Mas Canosa Holdings I Limited Partnership (the "Family Partnership"), and indirectly by Jorge Mas, as the sole officer and director of Jorge L. Mas Holdings Corporation, a Texas corporation, the sole general partner of the Family Partnership; and 5,587,311 shares owned of record by Jorge Mas Holdings I Limited Partnership, a Texas limited partnership ("Jorge Mas Holdings"). The sole general partner of Jorge Mas Holdings is Jorge Mas Holdings Corporation, a Texas corporation that is wholly-owned by Mr. Mas. Also includes 188,447 shares owned of record by the Mas Family Foundation, a Florida not-for-profit corporation (the "Family Foundation"); 199,199 shares covered by options exercisable within 60 days of December 9, 1999; and 100,157 shares owned of record individually. Mr. Mas disclaims beneficial ownership of the shares held by the Family Partnership except to the extent of his pecuniary interest therein, and disclaims beneficial ownership of all of the shares owned by the Family Foundation.
(4) Mr. Mas will borrow 125,000 shares of the common stock he is offering from Jorge Mas Holdings. Mr. Mas will be obligated to repay the borrowing by delivering to Jorge Mas Holdings shares of our common stock equal in number to the borrowed shares five days after demand by Jorge Mas Holdings; and, upon demand, Jorge Mas Holdings will receive from Mr. Mas amounts equal to dividends and other distributions on the borrowed shares. Jorge Mas Holdings may from time to time demand a pledge of collateral by Mr. Mas to secure his obligations to repay the borrowed shares to Jorge Mas Holdings.
(5) The amounts shown include shares covered by options exercisable within 60 days of December 9, 1999 as follows: Joel-Tomas Citron, 222,341 shares; Eliot C. Abbott, 39,417 shares; Arthur B. Laffer, 36,667 shares; Jose S. Sorzano, 41,167 shares; Carmen M. Sabater 18,500 shares; Jose Sariego, 14,991 shares; and Arlene Vargas 1,000 shares.
(6) American Express Company ("AMEX"), American Express Financial Advisors ("AMEXFA") and Growth Portfolio ("GP") filed a Schedule 13G dated December 31, 1998 with the SEC reporting beneficial ownership of more than 5% of our Common Stock. As reported in the Schedule 13G, GP possesses sole voting power over 1,800,000 shares and AMEX and AMEXFA possess shared voting power over 379,750 shares. As reported in the Schedule 13G, AMEX and AMEXFA possess shared dispositive power over 2,179,750 shares, over 1,800,000 of which GP also possesses shared dispositive power.

                       DESCRIPTION OF OUR CAPITAL STOCK



     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of December 9, 1999 we had 28,183,868 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.


COMMON STOCK


     Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our shareholders. The holders of our common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends. If we liquidate or dissolve, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to shareholders, but only after we have paid all of our debts and liabilities.


     Our common stock has no preemptive rights and no subscription, redemption or conversion privileges and it is not subject to any further calls or assessments by us. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our Board of Directors eligible for election in any year. See "--Florida law and provisions of our Articles of Incorporation and By-Laws--Classified Board of Directors and related provisions." A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.



     Currently, Jorge Mas, our Chairman, and other members of his family beneficially own approximately 49% of the outstanding shares of our common stock. They have the power to control our management and affairs. Upon the completion of this offering, Mr. Mas and his family members will still own more than 45% of the outstanding shares of our common stock. Accordingly, they will remain in a position to effectively:


     /bullet/ control the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

     /bullet/ elect all of the members of our Board of Directors;


     /bullet/ prevent or cause a change in our control; and


     /bullet/ decide whether we will issue additional common stock or other securities or declare dividends.


     The Mas family's ability to exercise significant control over us may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock.


     All of the outstanding shares of our common stock are, and the shares of our common stock which we are offering by this prospectus will be, when issued and paid for, fully paid and nonassessable.


     The transfer agent and registrar for our common stock is First Union National Bank of North Carolina.



PREFERRED STOCK


     Our Articles of Incorporation authorize our Board of Directors to


     /bullet/ issue preferred stock in one or more series,

     /bullet/ establish the number of shares to be included in each such series and

     /bullet/ fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares.


     The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock it may have the effect of delaying, deferring or preventing a change in our control.


MATERIAL PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS


     Our Articles of Incorporation and our By-Laws contain material provisions that may make the acquisition of control of us more difficult.


     BUSINESS COMBINATIONS. Our Articles of Incorporation contain material provisions which may make it more difficult for a person or entity that is the holder of more than 10% of our outstanding voting stock to force us to approve a "business combination." For purposes of this discussion, a "business combination" includes any:



     /bullet/ merger or consolidation of us with or into another corporation,

     /bullet/ sale or lease of all or any substantial part of our property and assets or

     /bullet/ issuance of our securities in exchange for sale or lease to us of property and assets having an aggregate fair market value of $1 million or more.


     Our Articles of Incorporation require at least 80% of the voting power of all of our outstanding shares entitled to vote in the election of directors, voting together as a single class, to vote in favor of a business combination proposed by any holders of more than 10% of our outstanding voting stock in order for that transaction to be approved. This voting requirement is not applicable to business combinations if either:


     /bullet/ our Board of Directors has approved a memorandum of understanding with the other corporation with respect to the transaction prior to the time that the other corporation became a holder of more than 10% of our outstanding voting stock or

     /bullet/ the transaction is proposed by a corporation of which we are the majority owner.



     CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS. Our By-Laws provide that the number of our directors will be established from time to time by a majority vote of our Board of Directors and our shareholders. Our By-Laws also provide that our Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. These classified board provision could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders meeting following the date the acquirer obtains its controlling interest.



     Our shareholders may remove any of our directors or our entire Board of Directors if the votes in favor of removal constitute at least a majority of all of our outstanding voting stock entitled to vote. However, our By-Laws also provide that our shareholders may only remove our directors for "cause" and only by a vote at a meeting which is called for the purpose of removing the director or directors. The By-Laws define "cause" as failing to substantially perform his duties to us (other than as a result of physical or mental disability) or willfully engaging in gross misconduct injurious to us. If there is a vacancy on our Board of Directors either a majority of our remaining directors or our shareholders may fill the vacancy.



     SHAREHOLDER ACTION BY WRITTEN CONSENT. Our By-Laws provide that any actions which our shareholders may take at a shareholders' meeting can be taken by written consent in lieu of a meeting.

In order to effect a shareholder action by written consent in lieu of a meeting holders of our outstanding stock having at least the minimum number of votes that would be necessary to authorize the action at a shareholders' meeting must sign a written consent which states the action to be taken. If our shareholders take any action by written consent in lieu of a meeting we must notify all of our shareholders that did not consent to the action in writing within 10 days after receiving the written consent and describe the action to them.


     INDEMNIFICATION. Our Articles of Incorporation and By-Laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by law. Our By-Laws permit us to purchase insurance on behalf of our directors, officers, employees and agents against liabilities that they may incur in those capacities, whether or not we would have the power to indemnify them against such liabilities.



         MATERIAL UNITED STATES TAX CONSEQUENCES FOR NON-U.S. INVESTORS



INTRODUCTION



     The following is a summary of material United States federal tax consequences to non-U.S. investors of owning and disposing of common stock. In this summary, "non-U.S. investor" means:



     /bullet/ a nonresident alien individual,

     /bullet/ a foreign corporation,


     /bullet/ a nonresident alien fiduciary of a foreign estate or trust or


     /bullet/ a foreign partnership, one or more members of which is, for U.S.
       tax purposes, a nonresident alien individual, a foreign corporation, or a nonresident alien fiduciary of a foreign estate or trust.


     This summary does not address all of the federal tax considerations that may be relevant to you in light of your particular circumstances and also does not discuss any state, local or foreign tax. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities. These authorities are all subject to change, possibly with retroactive effect. If you are considering buying common stock, you should consult your tax advisor with respect to the current and future tax consequences of investing in the common stock.


DISTRIBUTIONS


     If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your basis in the common stock to the extent these distributions exceed those earnings and profits. To the extent a distribution, which is not a dividend, exceeds your basis in the common stock, it shall be treated as gain from the sale or exchange of common stock.


     Dividends paid to a non-U.S. investor generally will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, you must furnish to us or our paying agent a completed IRS Form 1001 or W-8BEN (or substitute form) certifying that you qualify for a reduced rate. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a treaty applies, attributable to a permanent establishment within the United States, will be exempt if you provide us with an IRS Form 4224 or IRS Form W-8ECI (or substitute form). Dividends exempt from withholding because they are effectively connected or attributable to a permanent establishment will instead be taxed at ordinary federal income tax rates on a net income basis. Further, if the non-U.S. investor is a corporation, this effectively connected dividend income may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address, unless the payer has knowledge to the contrary for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, for dividends paid after December 31, 2000, this presumption is eliminated.


SALE OR OTHER DISPOSITION OF COMMON STOCK


     A non-U.S. investor generally will not be subject to federal income tax on any gain recognized on the sale or other disposition of common stock, except in the following circumstances:


(1) The gain will be subject to federal income tax if it is effectively connected with a trade or business of the non-U.S. investor within the United States or, if a treaty applies, is attributable to a permanent establishment. Unless an applicable treaty provides otherwise, the non-U.S. investor will be taxed on its net gains derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. investor is a foreign corporation, it may be subject to an additional branch profits tax.


(2) The gain will be subject to federal income tax if the non-U.S. investor is an individual who holds the common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met.


(3) The gain may be subject to federal income tax pursuant to federal income tax laws applicable to certain expatriates.


(4) The gain may be subject to federal income tax if we are or have been within the shorter of the five-year period preceding such disposition or the period the non-U.S. investor held the common stock a "United States real property holding corporation" and the non-U.S. investor held, at any time during the five-year period ending on the date of disposition (or, of shorter, the non-U.S. investor's holding period), more than 5 percent of the outstanding common stock. We believe that we will not constitute a United States real property holding corporation immediately after the offering and do not expect to become a United States real property holding corporation; however, we can give no assurance in this regard.


     An individual non-U.S. holder described in clause 1 above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in clause 2 above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses, notwithstanding the fact that the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause 1 above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty.


BACKUP WITHHOLDING AND INFORMATION REPORTING


     Under current law, backup withholding is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. United States backup withholding tax generally will not apply to dividends paid before January 1, 2001 to a non-U.S. investor at an address outside the United States, or to dividends paid after December 31, 2000 if the non-U.S. investor certifies that it is a non-U.S. investor on an IRS Form W-8BEN or otherwise establishes an exemption. We must report annually to the IRS and to each non-U.S. investor the amount of dividends paid to such investor and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the non-U.S. investor's country of residence.



     Payment of the proceeds of a sale of common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that is a non-U.S. holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States, the payments will be subject to information reporting, but not backup withholding, unless:



     /bullet/ the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other conditions are met; or

     /bullet/ the beneficial owner otherwise establishes an exemption.


FEDERAL ESTATE TAXES


     Common stock owned or treated as owned by an individual who is not a citizen or a "resident," which is specifically defined for federal estate tax purposes, of the United States at the time of death, will be included in such individual's gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITERS



     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names. Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc. and Morgan Keegan & Company, Inc., are acting as U.S. representatives for the U.S. underwriters named below, and Morgan Stanley & Co. International Limited, Jefferies International Limited and Morgan Keegan & Company, Inc., are acting as international representatives for the international underwriters named below.




NAME                                           NUMBER OF SHARES
-------------------------------------------   -----------------
U.S. Underwriters:
 Morgan Stanley & Co. Incorporated
 Jefferies & Company, Inc.
 Morgan Keegan & Company, Inc.
  Subtotal ................................       2,000,000
                                                  ---------
International Underwriters:
 Morgan Stanley & Co. International Limited
 Jefferies International Limited
 Morgan Keegan & Company, Inc.
  Subtotal ................................         500,000
                                                  ---------
    Total .................................       2,500,000
                                                  =========


     The U.S. underwriters and the international underwriters, are referred to as the "underwriters," and the U.S. representatives and the international representatives are referred to as the "representatives." The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the U.S. underwriters' over-allotment option described below) if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.



     Pursuant to the agreement between the U.S. and international underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions:



     /bullet/ it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian person (as defined herein); and

     /bullet/ it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person.


     Pursuant to the agreement between the U.S. and the international underwriters, each international underwriter has represented and agreed that, with certain exceptions:

     /bullet/ it is not purchasing any shares for the account of any United
       States or Canadian person; and

     /bullet/ it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.



     With respect to any underwriter that is a U.S. underwriter and an international underwriter, the representations and agreements above (i) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (ii) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The limitations above do not apply to stabilization transactions or to certain other transactions specified in the agreement between the U.S. and international underwriters. "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision of either country (other than a branch located outside the United States and Canada of any United States or Canadian person). These terms also include any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of common stock to be purchased by the underwriters under the underwriting agreement are referred to herein as the "shares."


     Pursuant to the agreement between the U.S. and international underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as they may agree on. The per share price of any shares sold shall be the public offering price set forth on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.


     Each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in violation of Canadian securities laws. Each U.S. underwriter has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases any of the shares from it a notice stating that, by purchasing such shares, such dealer represents that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in violation of Canada's securities laws. Each dealer also represents that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each of these dealers will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.



     Pursuant to the agreement between the U.S. and international underwriters, each international underwriter has represented and agreed that:



   /bullet/ it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities include acquiring, holding, managing or disposing investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;



   /bullet/ it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and


   /bullet/ it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.



     Each international underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, in Japan or to or for the account of any resident of Japan, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law.


     Each international underwriter has also agreed to send to any such dealer a notice stating that, by purchasing the shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each of these dealers will send to any other dealer to whom it sells any of those shares a notice containing substantially the same statement as is contained in this sentence.


     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
underwriter may allow, and the dealers may reallow, a concession not in excess
of $     a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.


     The selling shareholder has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of those additional shares of common stock as the number set forth next to it in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the
total price to the public would be $     , the total underwriters' discounts
and commissions would be $     , the total proceeds to the selling shareholder
would be $     and the total proceeds to us would be unchanged.



     Our common stock is listed on the New York Stock Exchange under the symbol "MTZ" and we have applied to the New York Stock Exchange to have the shares of our common stock that we will issue in the offering listed there subject to official notice of issuance.


     Each of the selling shareholder, us and our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:



   /bullet/ offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

   /bullet/ enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of our common stock.

   The restrictions described in the previous paragraph do not apply to:


     /bullet/ the sale of shares to the underwriters;

     /bullet/ the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;


     /bullet/ any private placement of shares of common stock to a strategic investor who agrees to be bound by the restrictions above;

     /bullet/ the issuance by us of shares of our common stock as consideration for the purchase by us of any business or assets; or


     /bullet/ transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering.


     To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.



     The selling shareholder, the underwriters and us have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     From time to time, Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc. and Morgan Keegan & Company, Inc. have provided, and continue to provide, investment banking services to us for which they have received customary fees and commissions.



                                 LEGAL MATTERS



     The validity of the shares we are offering will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.




                                    EXPERTS



     The audited financial statements included in this Prospectus, except as they relate to Sintel, S.A., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Sintel, S.A., by Arthur Andersen, independent accounts, whose reports on them appear elsewhere in this Prospectus. We have included our financial statements in this Prospectus in reliance on the reports of our independent accountants given on their authority as experts in auditing and accounting.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US


     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, statements and other information that we file, at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on their Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at http://www.sec.gov.



     The SEC allows us to "incorporate by reference" in this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and incorporated filings. Our later filings will be considered to be included in this prospectus.



     The documents which we incorporate by reference consist of the documents listed below and any future filings which we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended:


     /bullet/ Our annual report on Form 10-K for the year ended December 31, 1998.

     /bullet/ Our quarterly reports on Form 10-Q for the quarterly periods ended
       March 31, 1999, June 30, 1999 and September 30, 1999.


     /bullet/ Our current report on Form 8-K dated December 31, 1998 and filed on January 14, 1999.

     /bullet/ Our definitive proxy statement dated April 14, 1999 and filed on April 7, 1999.


     We will provide you with a copy of any document incorporated by reference without charge. Direct your request for copies to:


                MasTec, Inc.
                3155 N.W. 77th Avenue
                Miami, Florida 33122-1205
                Attention: Corporate Secretary
                (305) 406-1813


     For information about us, you should rely only on the information contained in this prospectus or incorporated in this prospectus by reference. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.


     We will update this information by means of supplemental or revised prospectuses, and, as described above, by the future filing of our reports with the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.

                                 MASTEC, INC.

                         INDEX TO FINANCIAL STATEMENTS






                                                                                               PAGE
                                                                                              NUMBER
                                                                                             -------
Report of Independent Accountants ........................................................      F-2
Consolidated Statements of Operations
  for the Years Ended December 31, 1996, 1997 and 1998 ...................................      F-4
Consolidated Balance Sheets as of December 31, 1997 and 1998 .............................      F-5
Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1996, 1997 and 1998 ...................................      F-6
Consolidated Statements of Cash Flows
  for the Years Ended December 31, 1996, 1997 and 1998 ...................................      F-7
Notes to Consolidated Financial Statements ...............................................     F-10
Consolidated Statement of Operations
  for the three months and nine months ended September 30, 1998 and 1999 (unaudited) .....     F-28
Consolidated Balance Sheet
  as of September 30, 1999 (unaudited) and December 31, 1998 .............................     F-29
Consolidated Statement of Changes in Shareholders' Equity
  for the nine months ended September 30, 1998 and 1999 (unaudited) ......................     F-30
Consolidated Statement of Cash Flows
  for the nine months ended September 30, 1998 and 1999 (unaudited) ......................     F-31
Notes to Consolidated Financial Statements (unaudited) ...................................     F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and
     Shareholders of MasTec, Inc.:


In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of MasTec, Inc. and its subsidiaries ("MasTec") at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of MasTec's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Sintel, S.A., a wholly-owned subsidiary until December 31, 1998 which statements reflect total assets of $195.2 million at December 31, 1997 and total revenues of $207.2 million and $207.6 million for the years ended December 31, 1997 and 1998, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sintel, S.A. is based solely on the report of the other auditors. We conducted our audits of the consolidated financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Miami, Florida


February 10, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
     Sistemas e Instalaciones de Telecomunicacion, S.A. (Sintel)



     1. We have audited the consolidated balance sheet of SINTEL, S.A. and subsidiaries ("Sintel") as of December 31, 1998 and 1997 and the related consolidated statements of income and the accompanying notes, all expressed in Spanish pesetas which are not included herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     2. We conducted our audits in accordance with generally accepted auditing standards in Spain which are substantially consistent with those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     3. The framework agreement entered into with Telefonica de Espana, S.A., whereby the latter guaranteed a minimum level of purchases from the Controlling Company, expired on December 31, 1998. In view of this situation, the Controlling Company is implementing a strategy consisting of the internal rationalization of its operating structure and the expansion and diversification of its production activities in Spain and Latin America, as discussed in Note 1.

     4. In relation to what is described in the previous paragraph, in 1998 the Controlling Company restructured its operations which gave rise to an extraordinary expense of Ptas. 1,810 million for indemnities to terminated employees. In view of the extraordinary nature of this restructuring, the Controlling Company's directors considered it appropriate to offset a portion of this cost and reversed Ptas. 1,001 million of voluntary reserves with a credit to income for the year. The recording of this transaction is detailed in Notes 10 and 18. Although the use of voluntary reserves is unrestricted for the Shareholder's Meeting, Spanish accounting regulations do not provide for the reversal of this reserve and consequent recording as extraordinary revenues for 1998. Therefore, under generally accepted accounting principles, net income for the year should be reduced, and voluntary reserves should be increased, by Ptas. 1,001 million. However, this matter does not change the total balance of consolidated shareholder's equity as of December 31, 1998.

     5. In our opinion, except as described in paragraphs 3 and 4 above, the consolidated financial statements referred to above present fairly, in all materials respects the consolidated financial position of SINTEL, S.A. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations for the years then ended, in conformity with generally accepted accounting principles in Spain.

     6. Further in our opinion, the reconciliation of consolidated net income for each of the two years in the period ended December 31, 1998 and shareholders' equity as of December 31, 1998 and 1997 presented in Note 21 and
Note 22 to the 1998 and 1997 consolidated financial statements, respectively, which reconciles net income and shareholders' equity, as shown in the consolidated financial statements, to net income and shareholders' equity, as determined in accordance with generally accepted accounting principles in the United States, presents fairly the information shown therein on a consistent basis.



/s/ ARTHUR ANDERSEN

Arthur Andersen
Madrid, Spain


March 31, 1999

                                 MASTEC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)




                                                                            YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------
                                                                       1996           1997           1998
                                                                  -------------   -----------   -------------
Revenue .......................................................     $ 472,800      $659,439      $1,048,922
Costs of revenue ..............................................       352,329       495,840         803,112
Depreciation and amortization .................................        12,000        23,855          43,313
Compensation charge ...........................................            --            --          33,765
General and administrative expenses ...........................        58,529        82,261         140,472
                                                                    ---------      --------      ----------
 Operating income .............................................        49,942        57,483          28,260
Interest expense ..............................................        11,434        11,541          29,580
Interest income ...............................................         3,246         1,783           9,093
Other income (expense), net ...................................           769         8,332          (5,155)
                                                                    ---------      --------      ----------
Income before provision for income taxes, equity in earnings of
 unconsolidated companies and minority interest ...............        42,523        56,057           2,618
Provision for income taxes ....................................        15,591        20,944          12,550
Equity in earnings of unconsolidated companies ................         3,040         2,897           1,906
Minority interest .............................................            93        (3,346)         (5,889)
                                                                    ---------      --------      ----------
Net income (loss) .............................................     $  30,065      $ 34,664      $  (13,915)
                                                                    =========      ========      ==========
Basic weighted average common shares outstanding ..............        24,703        26,460          27,489
Basic earnings (loss) per share ...............................     $    1.22      $   1.31      $    (0.51)
Diluted weighted average common shares outstanding ............        25,128        27,019          27,489
Diluted earnings (loss) per share .............................     $    1.20      $   1.28      $    (0.51)


      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                          CONSOLIDATED BALANCE SHEETS
                                (IN THOUSANDS)



                                                                             DECEMBER 31,
                                                                      --------------------------
                                                                          1997         1998(1)
                                                                      -----------   ------------
                           ASSETS
Current assets:
 Cash and cash equivalents ........................................    $  6,063       $ 19,864
 Accounts receivable, unbilled revenue and retainage, net .........     346,596        283,590
 Inventories ......................................................       8,746         12,658
 Assets held for sale .............................................      10,782         57,238
 Other current assets .............................................      22,009         59,601
                                                                       --------       --------
   Total current assets ...........................................     394,196        432,951
Property and equipment, net .......................................      86,109        137,382
Investments in unconsolidated companies ...........................      48,160          5,886
Intangibles, net ..................................................      99,890        140,461
Other assets ......................................................       1,869         18,806
                                                                       --------       --------
   Total assets ...................................................    $630,224       $735,486
                                                                       ========       ========
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of debt .......................................    $ 54,562       $ 11,143
 Accounts payable and accrued expenses ............................     166,596         84,372
 Other current liabilities ........................................      48,950         87,417
                                                                       --------       --------
   Total current liabilities ......................................     270,108        182,932
                                                                       --------       --------
Other liabilities .................................................      41,924         37,592
                                                                       --------       --------
Long-term debt ....................................................      94,495        310,689
                                                                       --------       --------
Commitments and contingencies (Note 10)
Shareholders' equity:
 Common stock .....................................................       2,758          2,738
 Capital surplus ..................................................     154,013        149,479
 Retained earnings ................................................      70,392         56,477
 Accumulated other comprehensive income ...........................      (3,466)        (4,421)
                                                                       --------       --------
   Total shareholders' equity .....................................     223,697        204,273
                                                                       --------       --------
   Total liabilities and shareholders' equity .....................    $630,224       $735,486
                                                                       ========       ========

----------------
(1) Does not include financial condition of the Company's Spanish operations, which were sold effective December 31, 1998.





      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                (IN THOUSANDS)



                                             COMMON STOCK
                                         ---------------------   CAPITAL     RETAINED
                                           SHARES     AMOUNT     SURPLUS     EARNINGS
                                         ---------- ---------- ----------- ------------
Balance December 31, 1995 ..............   26,435     $2,643    $ 134,186   $    5,663
Net income .............................                                        30,065
Foreign currency
 translation adjustment ................
Stock issued from treasury for stock
 options exercised .....................                               48
Tax benefit resulting from stock
 option plan ...........................                              513
Stock issued from treasury for
 an acquisition ........................                            8,844
Stock issued for debentures
 from treasury .........................                            5,492
                                                                ---------
Balance December 31, 1996 ..............   26,435      2,643      149,083       35,728
Net income .............................                                        34,664
Foreign currency translation
 adjustment ............................
Stock issued from treasury for
 options exercised .....................                              206
Tax benefit resulting from stock
 option plan ...........................                            1,538
Stock issued for acquisitions ..........    1,621        162       76,219
Stock issued from treasury for
 an acquisition ........................                            4,479
Stock issued for stock dividend
 from treasury .........................                          (75,802)
Stock issued from treasury .............                            3,007
                                                                ---------
Balance December 31, 1997 ..............   28,056      2,805      158,730       70,392
Retirement of treasury stock ...........     (476)       (47)      (4,717)          --
                                           ------     ------    ---------   ----------
Balance December 31, 1997 ..............   27,580      2,758      154,013       70,392
Net loss ...............................                                       (13,915)
Foreign currency translation
 adjustment ............................
Stock issued, primarily for
 acquisitions and stock
 options exercised .....................      469         47        8,721
Tax benefit resulting from stock
 option plan ...........................                              403
Repurchase of common stock .............     (667)       (67)     (13,658)
                                           ------     ------    ---------
Balance December 31, 1998 ..............   27,382     $2,738    $ 149,479   $   56,477
                                           ======     ======    =========   ==========



                                            FOREIGN                                ACCUMULATED
                                            CURRENCY                                  OTHER
                                          TRANSLATION     TREASURY                COMPREHENSIVE
                                          ADJUSTMENTS      STOCK        TOTAL        INCOME
                                         ------------- ------------- ----------- --------------
Balance December 31, 1995 ..............   $      1      $ (91,989)   $  50,504    $    5,664
Net income .............................                                 30,065        30,065
Foreign currency
 translation adjustment ................       (803)                       (803)         (803)
Stock issued from treasury for stock
 options exercised .....................                       523          571            --
Tax benefit resulting from stock
 option plan ...........................                                    513            --
Stock issued from treasury for
 an acquisition ........................                     2,201       11,045            --
Stock issued for debentures
 from treasury .........................                     6,117       11,609            --
                                                         ---------    ---------    ----------
Balance December 31, 1996 ..............       (802)       (83,148)     103,504        34,926
Net income .............................                                 34,664        34,664
Foreign currency translation
 adjustment ............................     (2,664)                     (2,664)       (2,664)
Stock issued from treasury for
 options exercised .....................                       979        1,185            --
Tax benefit resulting from stock
 option plan ...........................                                  1,538            --
Stock issued for acquisitions ..........                                 76,381            --
Stock issued from treasury for
 an acquisition ........................                     1,603        6,082            --
Stock issued for stock dividend
 from treasury .........................                    75,802           --            --
Stock issued from treasury .............                                  3,007            --
                                                                      ---------    ----------
Balance December 31, 1997 ..............     (3,466)        (4,764)     223,697        66,926
Retirement of treasury stock ...........         --          4,764           --            --
                                           --------      ---------    ---------    ----------
Balance December 31, 1997 ..............     (3,466)           ---      223,697        66,926
Net loss ...............................                                (13,915)      (13,915)
Foreign currency translation
 adjustment ............................       (955)                       (955)         (955)
Stock issued, primarily for
 acquisitions and stock
 options exercised .....................                                  8,768            --
Tax benefit resulting from stock
 option plan ...........................                                    403            --
Repurchase of common stock .............                                (13,725)           --
                                                                      ---------    ----------
Balance December 31, 1998 ..............   $ (4,421)     $      --    $ 204,273    $   52,056
                                           ========      =========    =========    ==========

         The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)



                                                                                  YEAR ENDED DECEMBER 31,
                                                                        -------------------------------------------
                                                                            1996           1997            1998
                                                                        ------------   ------------   -------------
Cash flows from operating activities:
 Net income (loss) ..................................................    $  30,065      $  34,664      $  (13,915)
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization .....................................       12,000         23,855          43,313
  Minority interest .................................................          (93)         3,346           5,889
  Equity in earnings of unconsolidated companies ....................       (3,040)        (2,897)         (1,906)
  Deferred tax expense (benefit) ....................................        2,574         (4,991)          6,974
  (Gain) loss on sale of assets .....................................         (365)        (6,848)          8,918
  Changes in assets and liabilities net of effect of acquisitions and divestitures:
   Accounts receivable, unbilled revenue and retainage, net .........      (12,013)       (28,809)        (34,942)
   Inventories and other current assets .............................       (2,448)            64         (16,759)
   Other assets .....................................................       (2,102)       (10,889)        (27,341)
   Accounts payable and accrued expenses ............................       24,492          5,348          (2,017)
   Other current liabilities ........................................       (6,706)         7,326          13,385
   Other liabilities ................................................       (4,942)        (4,988)          4,548
                                                                         ---------      ---------      ----------
Net cash provided by (used in) operating activities .................       37,422         15,181         (13,853)
                                                                         ---------      ---------      ----------
Cash flows from investing activities:
 Capital expenditures ...............................................       (7,059)       (21,534)        (76,445)
 Cash paid for acquisitions, net of cash acquired ...................       (5,034)       (45,606)        (75,745)
 Distributions from unconsolidated companies ........................           --          2,130              --
 Investments in unconsolidated companies ............................       (1,212)        (3,364)        (13,384)
 Repayment (advances) of notes receivable, net ......................        1,273            565         (18,667)
 Repayment of notes from shareholders ...............................           --            780              --
 Net proceeds from sale of assets ...................................        9,404         29,628           5,600
                                                                         ---------      ---------      ----------
Net cash used in investing activities ...............................       (2,628)       (37,401)       (178,641)
                                                                         ---------      ---------      ----------
Cash flows from financing activities:
 Proceeds from revolving credit facilities ..........................       17,476         57,328           5,032
 Proceeds from Senior Notes .........................................           --             --         199,724
 Other borrowings ...................................................       21,739         19,936          35,106
 Debt repayments ....................................................      (70,320)       (59,059)        (17,946)
 Proceeds from issuance of common stock .............................          792          6,264           3,779
 Stock repurchased ..................................................           --             --         (13,725)
 Financing costs ....................................................           --           (587)         (4,993)
                                                                         ---------      ---------      ----------
Net cash (used in) provided by financing activities .................      (30,313)        23,882         206,977
                                                                         ---------      ---------      ----------
Net increase in cash and cash equivalents ...........................        4,481          1,662          14,483
Net effect of translation on cash ...................................         (803)          (353)           (682)
Cash and cash equivalents--beginning of period ......................        1,076          4,754           6,063
                                                                         ---------      ---------      ----------
Cash and cash equivalents--end of period ............................    $   4,754      $   6,063      $   19,864
                                                                         =========      =========      ==========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
 Interest ...........................................................    $  10,029      $   8,727      $   21,795
                                                                         =========      =========      ==========
 Income taxes .......................................................    $  11,676      $  10,377      $    6,593
                                                                         =========      =========      ==========


                                                                    (CONTINUED)

                                 MASTEC, INC.

                                (IN THOUSANDS)


Supplemental disclosure of non-cash investing and financing activities:


                                                                          YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------
                                                                      1996         1997          1998
                                                                  -----------   ----------   ------------
Acquisitions accounted for under purchase method of accounting:
 Fair value of assets acquired:
 Accounts receivable ..........................................    $248,087      $ 43,966      $ 35,184
 Inventories ..................................................       2,980         1,681         2,565
 Other current assets .........................................      12,661         2,127         1,615
 Property and equipment .......................................      13,148        27,480        27,168
 Investments in unconsolidated companies ......................       9,373            --            --
 Real estate and other assets .................................       6,385         3,973         3,830
                                                                   --------      --------      --------
  Total non-cash assets .......................................     292,634        79,227        70,362
                                                                   --------      --------      --------
Liabilities ...................................................     162,928        32,238        20,623
Long-term debt ................................................      78,966         8,535        18,609
                                                                   --------      --------      --------
  Total liabilities assumed ...................................     241,894        40,773        39,232
                                                                   --------      --------      --------
Net non-cash assets acquired ..................................      50,740        38,454        31,130
Cash acquired .................................................       1,130         3,304         4,975
                                                                   --------      --------      --------
Fair value of net assets acquired .............................      51,870        41,758        36,105
Excess over fair value of assets acquired .....................       4,956        98,088        55,314
                                                                   --------      --------      --------
Purchase price ................................................    $ 56,826      $139,846      $ 91,419
                                                                   ========      ========      ========
Notes payable issued in acquisitions ..........................    $ 36,561      $    130      $ 10,199
Acquisition costs, cash paid and common stock issued
 for acquisitions .............................................      18,015       129,809        81,220
Contingent consideration ......................................       2,250         9,907            --
                                                                   --------      --------      --------
Purchase price ................................................    $ 56,826      $139,846      $ 91,419
                                                                   ========      ========      ========
Property acquired through financing arrangements ..............    $  8,550      $    413      $     --
                                                                   ========      ========      ========
Disposal of Sintel:
 Accounts receivable ..........................................                                $137,214
 Inventories ..................................................                                   2,774
 Other current assets .........................................                                  37,722
 Property and equipment .......................................                                  17,251
 Other assets .................................................                                   2,825
                                                                                               --------
  Total non-cash assets .......................................                                 197,786
                                                                                               --------
Liabilities ...................................................                                 109,448
Long-term debt ................................................                                  25,013
                                                                                               --------
  Total liabilities ...........................................                                 134,461
                                                                                               --------
Net non-cash assets sold ......................................                                  63,325
Cash ..........................................................                                   2,234
Investment retained ...........................................                                  (4,072)
                                                                                               --------
Fair value of net assets sold .................................                                  61,487
Net loss on sale ..............................................                                  (9,222)
                                                                                               --------
Sale price ....................................................                                $ 52,265
                                                                                               ========
Assumption of debt ............................................                                  25,013
Seller financing ..............................................                                  27,252
                                                                                               --------
Sale price ....................................................                                $ 52,265
                                                                                               ========

                                                                     (CONTINUED)

                                 MASTEC, INC.

     In 1996, we issued approximately 198,000 shares of common stock for an acquisition. Common stock was issued from treasury at a cost of $2.2 million.


     In 1996, we converted $11.6 million of its 12% convertible subordinated debentures into common stock. Common stock was issued from treasury at a cost of $6.1 million.


     In 1996, we purchased of an additional 3% interest in Supercanal was financed in part by the sellers for $2 million.


     In 1997, we issued approximately 1,621,000 shares of common stock for domestic acquisitions, of which 250,000 shares were issued from treasury stock at a cost of approximately $1.6 million.


     In 1997, we converted a note receivable and accrued interest thereon totaling $29 million into stock of Conecel.


     In 1998, we issued approximately 158,200 shares of common stock primarily as payment for contingent consideration related to 1997 acquisitions. In addition, we issued approximately 58,600 shares as bonuses to certain employees and fees to directors.






























The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     We are one of the preeminent builders of internal and external voice, video, data, internet and other computer and communications networks for leading telecommunications service providers, cable television operators, Fortune 500 corporations and power companies. We design, install, construct and maintain aerial, underground and buried copper, coaxial and fiber optic cable networks as well as wireless antenna networks ("external network services"). Clients for our external network services include major domestic and international telecommunication service providers, incumbent and competitive local exchange carriers, cable television operators, long-distance carriers and wireless phone companies. We also provide external network services to the electric power industry ("power") that are similar to the services it provides to telecommunications customers. Additionally, we design, install and maintain integrated local and wide area networks and provides systems integration and other value added services ("internal network services") for corporate customers and other organizations with multiple locations.


     For the years ended, December 31, 1996, 1997 and 1998, revenue expressed as a percentage of North American revenue, generated by external network services for telecommunications service providers was 77.1%, 74.6% and 68.1%, respectively, by external network services for electric power companies was 1.3%, 5.2% and 18.0%, respectively, and by internal network services was 12.5%, 12.5% and 13.4%, respectively. We operated in 1998 principally in North America (the United States and Canada), Brazil and Spain (Brazil and Spain combined are also referred to as "International"). Combined revenue generated by International operations, as a percentage of total revenue was 39.8% in 1996, 42.8% in 1997 and 36.2% in 1998. See Note 9.


     On December 31, 1998, we sold our Spanish operations, whose principal customer was Telefonica.

     In July and August 1997, we consummated two acquisitions, which were accounted for as pooling of interests. In July 1998, we applied purchase accounting to these acquisitions due to transactions contemplated with management of such acquired companies that were later finalized in 1998 (see
Note 2). Accordingly, the consolidated financial statements include the results of operations from the dates of such acquisitions and prior years have been adjusted accordingly. The change in accounting resulted in increases in capital surplus and intangibles assets of approximately $53.0 million as of December 1997. As to the statement of income, the adjusted 1997 revenue, net income and earnings per share are $659.4 million, $34.7 million and $1.28, respectively, in comparison to the originally reported amounts of $703.4 million, $42.7 million and $1.44, respectively.

     A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements is presented below:

     MANAGEMENT'S ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates relate to our reserve for allowance for bad debts, accrued workers' compensation claims, and the realizability of certain intangibles and assets held for sale. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include MasTec, Inc. and its subsidiaries. All material intercompany accounts and transaction have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     COMPREHENSIVE INCOME (LOSS). As reflected in the consolidated statement of changes in shareholders' equity, comprehensive income is a measure of net income and all other changes in equity that result from transactions other than with shareholders. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.



     FOREIGN CURRENCY. Assets and liabilities of foreign subsidiaries and equity with a functional currency other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenue and expenses are translated into U.S. dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign currency translation adjustments in shareholders' equity as a component of other accumulated comprehensive income. Exchange gains and losses on transactions and its equity investments denominated in a currency other than their functional currency are included in results of operations as incurred.



     INTERNATIONAL OPERATIONS. We own interests in a number or foreign operations, primarily in Latin America, which are subject to greater political, monetary, economic and regulatory risks than its domestic operations. During January 1999 the Brazilian government allowed its currency to trade freely against other currencies resulting in an immediate devaluation of the Brazilian REAIS. The impact of the devaluation on an operation depends on the devaluation's effect on the local economy and the ability of an operation to raise prices and/or reduce expenses. Additionally, the economies of other countries in Latin America could be adversely impacted by Brazil's economic and monetary problems. The likelihood and extent of further devaluation and deteriorating economy conditions in Brazil and other Latin American countries and the resulting impacts on MasTec's results of operations, financial position and cash flows is not known.



     REVENUE RECOGNITION. Revenue and related costs for short-term construction projects (i.e., generally projects with a duration of less than one month) are recognized as the projects are completed. Upon completion of the projects customers generally provide written acceptance. Revenue generated by certain long-term construction contracts are accounted for by the percentage-of-completion method under which income is recognized based on the ratio of estimated cost incurred to total estimated contract cost. Losses, if any, on such contracts are provided for in full when they become known. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs in excess of billings are classified as current assets. Work in process on contracts is based on work performed but not billed to customers as per individual contract terms.



     We also provide management, coordination, consulting and administration services for construction projects. Compensation for such services is recognized ratably over the term of the service agreement.


     EARNINGS PER SHARE. Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share include the dilutive effect of stock options using the treasury stock method. The difference between the weighted average common shares outstanding used to calculate basic and diluted earnings relates to options assumed exercised under the treasury method of accounting of approximately 425,000 and 559,000 at December 31, 1996 and 1997, respectively.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     Potentially dilutive shares, as of December 31, 1998 which have not been included in the diluted per share calculation include 336,000 shares because their effects would be anti-dilutive due to the loss incurred by us. Accordingly, for 1998, diluted net loss per common share is the same as basic net loss per common share.


     CASH AND CASH EQUIVALENT. We consider all short-term investments with maturities of three months or less when purchased to be cash equivalents. We place our temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the F.D.I.C. insurance limits. We have not experienced any loss to date on these investments. At December 31, 1998, we had cash and cash equivalent in Brazilian REALS of approximately $9.1 million.


     INVENTORIES. Inventories (consisting principally of material and supplies) are carried at the lower of first-in, first-out cost or market.


     PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amounts of assets sold or retired and related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in income.



     INTANGIBLES AND OTHER LONG LIVED ASSETS. Assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective estimated fair values. Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired, including the recognition of applicable deferred taxes, and is amortized on a straight-line basis over a period ranging from 5 to 40 years, with a weighted average amortization period of 22 years. At December 31, 1997 and 1998, we had recorded intangibles primarily consisting of goodwill of $99.9 million and $142.2 million, respectively (net of accumulated amortization of $3.5 million in 1997 and $14.9 million in 1998).



     We review long-lived assets, identifiable intangibles and goodwill and reserves for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets or expected future cash flows on an undiscounted basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.


     ACCRUED INSURANCE. We are self-insured for certain property and casualty and worker's compensation exposure and, accordingly, accrues the estimated losses not otherwise covered by insurance.


     INCOME TAXES. We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. A valuation allowance is established when it is more likely than not that any or all of the deferred tax assets will not be realized.


     STOCK BASED COMPENSATION. We adopted the disclosure provision of Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation ("SFAS 123") and retained the intrinsic value method of accounting for such stock based compensation (see Note 6).


     FAIR VALUE OF FINANCIAL INSTRUMENTS. We estimate the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our short-term financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management's estimates, equaled their carrying values. Long-term debt is carried at face value less unamortized discount, $199.8 million at December 31, 1998. The fair value of our Senior Notes was approximately $195.0 million at December 31, 1998. We use letters of credit to back certain insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.


NOTE 2--ACQUISITIONS AND INVESTING ACTIVITIES


     During 1997 and 1998, we completed 11 and 12 North America acquisitions, respectively, which have been accounted for under the purchase method of accounting. Accordingly, the results of operations of acquired companies have been included in our consolidated results of operations from their respective acquisition dates. Contingent consideration, to the extent earned, will be recorded as additional goodwill. If the acquisitions had been made at the beginning of 1997 or 1998, pro forma results of operations would not have differed materially from actual results based on historical performance prior to their acquisition by us. Acquisitions made in 1998 were: M.E. Hunter, Inc. of Atlanta, Georgia, C & S Directional Boring, Inc. of Purcell, Oklahoma, Office Communications Systems, Inc. of Inglewood, California, Phasecom Systems, Inc. of Toronto, Canada, P&E Electric Company, Inc. of Nashville, Tennessee, Lessard-Nyren Utilities, Inc. of Hugo, Minnesota, Electronic Equipment Analyzers, Inc. of Raleigh, North Carolina, Cotton and Taylor of Las Vegas, Nevada, Stackhouse, Inc. of Goldsboro, North Carolina, Martin Telephone Contractors, Inc. of Cades, South Carolina, Barkers CATV Construction, Inc. of Burleson, Texas and Fiber and Cable Works, Inc. of Roanoke, Virginia, telecommunications infrastructure and utility contractors with operations primarily in the western, northern and southeastern United States as well as Canada. Of the total 1998 acquisitions, eight, two and two pertained to external network services, power and internal network services, respectively. Additionally, we made four international acquisitions of telecommunications infrastructure contractors: CIDE Engenharia Ltda. of Brazil, Acietel Mexicana, S.A. of Mexico, Artcom Services, Inc. of Puerto Rico ("Artcom") and Proyco Ltda. of Colombia ("Proyco"). During 1998, we sold 87% of its Spanish operations which included Artcom and Proyco.



     We entered into agreements with certain senior management personnel at two of our operating subsidiaries. These senior managers have agreed to multi-year employment agreements and 10-year

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 2--ACQUISITIONS AND INVESTING ACTIVITIES--(CONTINUED)

non-competition and non-solicitation agreements. Under the definitive agreements, we paid the senior managers compensation in the form of cash and common stock options. The cash portion totals approximately $33.3 million, of which approximately $13.3 million was paid in 1998 and approximately $20.0 million was paid in the first quarter of 1999. As a result of these agreements, we recorded a non-recurring compensation charge of approximately $33.8 million (including the value of vested stock options) in the fourth quarter of 1998. Additionally at December 31, 1998, we had approximately $7.1 million due from these employees which was received during February 1999.



     On April 30, 1996, we purchased from Telefonica 100% of the capital stock of Sistemas e Instalaciones de Telecomunicacion, S.A. ("Sintel"), a company engaged in telecommunications infrastructure construction services in Spain, Argentina, Chile, and Peru. In Argentina, Chile and Peru, MasTec operated through unconsolidated corporations in which it held a 50% interest. On December 31, 1998, we sold 87% of its Spanish operations to a group of investors. The investor group included the chief executive officer of Sintel and a member of its board of directors. We received $0.9 million (130.5 million pesetas at an exchange rate of 142 pesetas to the dollar) on the date of closing and through March 31, 1999 has received $10.2 million. The sale included the assumption of our remaining indebtedness to Telefonica for the purchase of the Spanish operations of $25.0 million (3.6 billion pesetas), for which we are not contingently liable.



     On July 31, 1997, we completed our acquisition of 51% of MasTec Inepar S/A-Sistemas de Telecomunicacoes ("MasTec Inepar"), a newly formed Brazilian telecommunications infrastructure contractor, for 250,000 shares of common stock and $29.4 million in cash, of which $7.3 million remains outstanding.


     Subsequent to December 31, 1998, we signed letters of intent to acquire two external network and one internal network services contractors, subject to a number of conditions.



     Common stock issued in acquisitions is generally valued based upon the market price of the common stock on the date of purchase or the date the purchase price is determined.



NOTE 3--ACCOUNTS RECEIVABLE



     Accounts receivable are presented net of an allowance for doubtful accounts of $3.1 million, $3.1 million, and $7.3 million at December 31, 1996, 1997 and 1998, respectively. We recorded a provision for doubtful accounts of $1.2 million, $5.3 million and $4.5 million during 1996, 1997 and 1998, respectively. In addition, we recorded write-offs of $0.1 million, $5.3 million and $0.3 million during 1996, 1997 and 1998, respectively.


     Accounts receivable include retainage which has been billed but is not due until completion of performance and acceptance by customers, and claims for additional work performed outside original contract terms. Retainage aggregated $10.2 million and $16.1 million at December 31, 1997 and 1998, respectively. Retainage is expected to be collected within one year. Any retainage expected beyond a year is recorded in long-term other assets.



     Included in accounts receivable is unbilled revenue of $97.5 million and $83.3 million at December 31, 1997 and 1998, respectively. Such unbilled amounts represent work performed but not

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 3--ACCOUNTS RECEIVABLE--(CONTINUED)


billable to customers as per individual contract terms, of which $49.5 million and $45.2 million at December 31, 1997 and 1998, respectively, are related to our Brazilian operations. Unbilled revenue is typically billed within one to two months.



     During 1998, we entered into a financing agreement to provide financing to a customer. As of December 31, 1998, we had $41.8 million outstanding under this agreement, of which approximately $30.0 million and $11.8 million is reflected in accounts receivable and other current assets, respectively, in the accompanying consolidated balance sheet as of December 31, 1998. We will terminate the financing agreement as of April 30, 1999.


NOTE 4--PROPERTY AND EQUIPMENT


     Property and equipment is comprised of the following as of December 31, 1997 and 1998 (in thousands):




                                                                              ESTIMATED
                                                                             USEFUL LIVES
                                                  1997           1998         (IN YEARS)
                                              ------------   ------------   -------------
   Land ...................................    $   8,430      $  10,230
   Buildings and improvements .............        9,474         11,291        5 - 20
   Machinery and equipment ................       97,727        170,922         3 - 7
   Office furniture and equipment .........        5,810          9,319         3 - 5
                                               ---------      ---------
                                                 121,441        201,762
   Less--accumulated depreciation .........      (35,332)       (58,865)
                                               ---------      ---------
                                               $  86,109      $ 142,897
                                               =========      =========

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998

NOTE 5--DEBT



     Debt is comprised of the following at December 31, (in thousands):




                                                                                1997           1998
                                                                            ------------   -----------
   Revolving Credit Facility, at LIBOR plus 1.50% (6.96% at
    December 31, 1997 and 7.06% at December 31, 1998) ...................    $  83,010      $ 106,300
   Revolving Credit Facility, at MIBOR plus 0.30 (5.60% at
    December 31, 1997) ..................................................       10,894             --
   Other Spanish bank facilities at interest rates from 5.65% to 6.75% ..       17,438             --
   Other bank facilities at LIBOR plus 1.25% (6.31% at
    December 31, 1998) ..................................................           --          6,206
   Notes payable for equipment, at interest rates from 7.5% to 8.5% due
    in installments through the year 2000 ...............................       14,500          6,145
   Notes payable for acquisitions, at interest rates from 7% to 8% due in
    installments through February 2000 ..................................       23,215          3,431
   Senior Notes, 7.75% due February 2008 ................................           --        199,750
                                                                             ---------      ---------
   Total debt ...........................................................      149,057        321,832
   Less current maturities ..............................................      (54,562)       (11,143)
                                                                             ---------      ---------
   Long-term debt .......................................................    $  94,495      $ 310,689
                                                                             =========      =========


     In June 1997, we entered into a revolving line of credit agreement with a group of banks as amended, (the "Credit Facility"). The Credit Facility provides for borrowings up to an aggregate amount of $165.0 million. Amounts outstanding under the revolving credit facility mature on June 9, 2000. Upon written request by us and at the bank's sole discretion, the maturity date of the Credit Facility may be extended for successive annual periods up to a final maturity date of June 9, 2002. We are required to pay an unused facility fee ranging from .25% to .50% per annum on the facility, depending upon certain financial covenants.


     The Credit Facility is secured by a pledge of shares of certain of our subsidiaries. Interest under the Credit Facility accrues at rates based, at our option, on the agent bank's Base Rate plus a margin of up to .50% depending on certain financial covenants or 1% above the overnight federal funds effective rate, whichever is higher, or its LIBOR Rate (as defined in the Credit Facility) plus a margin of 1.00% to 2.25%, depending on certain financial covenants.


     We had outstanding $18.7 million in standby letters of credit as of December 31, 1998.


     On January 30, 1998, we issued $200.0 million, 7.75% senior subordinated notes (the "Senior Notes") due in February 2008 with interest due semi-annually. The net proceeds were used primarily for acquisitions and other corporate purposes.


     The Credit Facility and the Senior Notes contain customary events of default and covenants which prohibit, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying dividends in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens, prepaying other indebtedness, including the Senior Notes, and engaging in certain mergers or combinations without the prior written

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 5--DEBT--(CONTINUED)

consent of the lenders. The Credit Facility also provides that we must maintain certain financial ratio coverage, requiring, among other things minimum ratios at the end of each fiscal quarter of debt to earnings and earnings to interest expense.


     At December 31, 1998 debt matures as follows:




  1999 ......................    $ 11,143
  2000 ......................     109,063
  2001 ......................       1,503
  2002 ......................         345
  2003 ......................          28
  Thereafter ................     199,750
                                 --------
                                 $321,832
                                 ========



NOTE 6--STOCK OPTION PLANS

     Shares underlying stock options and exercise prices have been adjusted to reflect the three-for-two stock split declared in 1997 by the Board of Directors. Our only stock option plans currently in effect are the 1994 Stock Incentive Plan (the "1994 Plan") and the 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). Under our 1976 stock option plan, there are 5,250 shares available for grant and have been reserved for and may still be issued in accordance with the terms of such plan.

     The 1994 Plan authorizes the grant of options or awards of restricted stock up to 2,500,000 shares of our common stock, of which 500,000 shares may be awarded as restricted stock. As of December 31, 1998, options to purchase 1,567,695 (net of 464,255 stock options cancelled) shares had been granted under the 1994 Plan. Options are exercisable at prices and over periods established by the Compensation Committee of the Board of Directors and must be exercised no later than 10 years from the date of grant.

     The Directors' Plan authorizes the grant of options to purchase up to 600,000 shares of our common stock to the non-employee members of our Board of Directors. Options to purchase 142,500 shares have been granted to Board members through 1998. The options granted become exercisable ratably over a three year period from the date of grant and may be exercised for a period of up to ten years beginning the year after the date of grant at an exercise price equal to the fair market value of such shares on the date the option is granted.

     In addition, during 1994 options to purchase 150,000 shares of common stock at $3.83 per share were granted to a director outside the Directors' Plan in lieu of the Director's Plan and annual fees paid to the director. Compensation expense of $42,500 in connection with the issuance of this option is being recognized annually over the five-year vesting period. The options are exercisable ratably over a three to five year period beginning the year after the date of grant and may be exercised for a period of up to ten years beginning the year after the date of grant. In 1997, options to purchase 110,000 shares of common stock at fair market value on the date of grant were granted to two executive officers outside the 1994 plan.

     In connection with two acquisitions completed during 1997, options to purchase 900,000 shares of our common stock at prices ranging from $17.50 to $20.19 were granted to individuals during 1998 outside the 1994 Plan subject to varying vesting schedules.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 6--STOCK OPTION PLANS--(CONTINUED)

     The following is a summary of all stock option transactions:



                                                                                                        WEIGHTED
                                                                                                      AVERAGE FAIR
                                                                 WEIGHTED                               VALUE OF
                                                 STOCK            AVERAGE                               OPTIONS
                                                OPTIONS       EXERCISE PRICE      EXERCISE PRICE        GRANTED
                                             -------------   ----------------   ------------------   -------------
   Outstanding December 31, 1995 .........       676,800          $ 6.33        $ 0.10 - $ 8.92
   Granted ...............................       306,000           17.05          7.42 -  28.58          $ 9.23
   Exercised .............................       (82,200)           6.38          0.10 -   8.92
   Canceled ..............................        (2,700)           5.29          5.29 -   8.92
                                                 -------          ------        ---------------
   Outstanding December 31, 1996 .........       897,900            9.98          0.10 -  28.58
   Granted ...............................     1,254,950           24.96         21.09 -  48.19          $19.97
   Exercised .............................      (201,950)           5.58          0.10 -  21.83
   Canceled ..............................      (343,475)          23.62          5.29 -  48.19
                                               ---------          ------        ---------------
   Outstanding December 31, 1997 .........     1,607,425           17.06          0.10 -  31.63
   Granted ...............................     1,234,250           19.17         12.97 -  31.88          $13.29
   Exercised .............................      (101,990)          11.38          1.33 -  21.09
   Canceled ..............................      (110,580)          19.47          5.29 -  31.63
                                               ---------          ------        ---------------
   Outstanding December 31, 1998 .........     2,629,105          $18.32        $ 0.10 - $31.88
                                               =========          ======        ===============

     The following table summarizes information about stock options outstanding at December 31, 1998:



                                 STOCK OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                     -------------------------------------------------   ---------------------------
                                            WEIGHTED         WEIGHTED                       WEIGHTED
     RANGE OF                                AVERAGE          AVERAGE                       AVERAGE
     EXERCISE           NUMBER OF           REMAINING        EXERCISE       NUMBER OF       EXERCISE
      PRICES          STOCK OPTIONS     CONTRACTUAL LIFE       PRICE      STOCK OPTIONS      PRICE
------------------   ---------------   ------------------   ----------   ---------------   ---------
     .10 - .10              3,600                  4.50       $ 0.10            3,600       $ 0.10
    3.83 - 5.29            94,200                  5.19         4.83           35,700         5.29
    6.83 - 9.81           327,430                  6.41         8.66          181,330         8.73
   12.97 - 17.50          532,500                  9.98        17.34          166,667        17.50
   20.19 - 31.88        1,671,375                  8.62        21.32          674,911        21.09
                        ---------                  ----       ------          -------       ------
                        2,629,105                  8.49       $18.32        1,062,208       $17.82
                        =========                  ====       ======        =========       ======

     We have reflected below the 1996, 1997 and 1998 earnings as if compensation expense relative to the fair value of the options granted had been recorded under the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." The fair value of each option grant was estimated using the BlackScholes option-pricing model with the following assumptions used for grants in 1996, 1997 and 1998, respectively: a five, six and five year expected life for 1996, 1997 and 1998, respectively; volatility factors of 57%, 82% and 72%, respectively; risk-free interest rates of 6.1%, 5.5% and 4.3%, respectively; and no dividend payments.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 6--STOCK OPTION PLANS--(CONTINUED)

     Had compensation cost for our options plans been determined and recorded in accordance with SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as follows:


                                           1996         1997           1998
                                        ----------   ----------   -------------
   Net income (loss):
   As reported ......................    $30,065      $34,664       $ (13,915)
                                         =======      =======       =========
   Pro forma ........................    $29,211      $28,797       $ (28,472)
                                         =======      =======       =========
   Basic earnings (loss) per share:
   As reported ......................    $  1.22      $  1.31       $   (0.51)
   Pro forma ........................    $  1.18      $  1.09       $   (1.04)
   Diluted earnings (loss) per share:
   As reported ......................    $  1.20      $  1.28       $   (0.51)
   Pro forma ........................    $  1.16      $  1.07       $   (1.04)

     The 1996, 1997 and 1998 pro forma effect on net income (loss) is not necessarily representative of the effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995 and does not reflect a tax benefit related to the compensation expense given that the options are considered incentive stock options and such benefit, if any, cannot be presently determined.


NOTE 7--INCOME TAXES


     The provision (benefit) for income taxes consists of the following (in thousands):



                                             1996         1997         1998
                                          ----------   ---------   -----------
   Current:
    Federal ...........................    $ 10,891     $ 9,583      $ 3,198
    Foreign ...........................       5,347       4,465        1,376
    State and local ...................       1,536       1,670        1,002
                                           --------     -------      -------
                                             17,774      15,718        5,576
                                           --------     -------      -------
   Deferred:
    Federal ...........................      (1,965)      2,730        2,119
    Foreign ...........................          --       2,040        5,430
    State and local ...................        (218)        456         (575)
                                           --------     -------      -------
                                             (2,183)      5,226        6,974
                                           --------     -------      -------
   Provision for income taxes .........    $ 15,591     $20,944      $12,550
                                           ========     =======      =======

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 7--INCOME TAXES--(CONTINUED)
'     The tax effects of significant items comprising our net deferred tax liability as of December 31, 1997 and 1998 are as follows (in thousands):


                                                                1997           1998
                                                            ------------   ------------
   Deferred tax assets:
    Non-compete .........................................     $     --       $  5,951
    Bad debts ...........................................        1,104          5,680
    Accrued self insurance ..............................        2,100          4,566
    Operating loss and tax credit carry forward .........        1,565          1,186
    All other ...........................................        6,446          6,603
                                                              --------       --------
   Total deferred tax assets ............................       11,215         23,986
                                                              --------       --------
   Deferred tax liabilities:
    Installment sale ....................................           --          6,271
    Accounts receivable retainage .......................        3,866          6,973
    Property and equipment ..............................        7,536          9,208
    Asset re-evaluations ................................        6,066          5,677
    All other ...........................................            5          3,420
                                                              --------       --------
   Total deferred tax liabilities .......................       17,473         31,549
    Valuation allowance .................................        1,376            211
                                                              --------       --------
   Net deferred tax liability ...........................     $ (7,634)      $ (7,774)
                                                              ========       ========


     The net deferred tax liability includes deferred items resulting from acquisitions made during the period which are not reflected as part of the deferred tax provision. Deferred tax assets of $1.2 million for 1997 have been recorded in current assets in the accompanying consolidated financial statements. The net change in the valuation allowance for deferred tax assets was a decrease of $1.2 million, resulting from a purchase accounting adjustment whose effect was to reduce an intangible asset and did not impact our effective tax rate.



     A reconciliation of U.S. statutory federal income tax expense on the earnings from continuing operations is as follows:


                                                                      L996     1997      1998
                                                                     ------   ------   --------
   U.S. statutory federal rate applied to pretax income ..........     35%      35%        35%
   State and local income taxes ..................................      2        2         10
   Effect of non-U.S. tax rates ..................................     (1)      (1)       (23)
   Amortization of intangibles ...................................     --       --         58
   Gain on sale of Spanish operations ............................     --       --        329
   Non-deductible expenses .......................................     --       --         37
   Other .........................................................      1        1         33
                                                                       --       --        ---
   Provision for income taxes ....................................     37%      37%       479%
                                                                       ==       ==        ===


     No provision has been made for the years ended December 31, 1997 and 1998 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries since it is our intention to utilize those

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 7--INCOME TAXES--(CONTINUED)


earnings in the foreign operations for an indefinite period of time. During 1998, we sold our interest in our Spanish operations which resulted in a tax liability of $7.8 million primarily due to the difference between book and tax bases of our U.S. holding company for our Spanish operations. At December 31, 1998, undistributed earnings of the remaining foreign subsidiaries amounted to $11.8 million. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of $0.2 million would be required.



     The Internal Revenue Service (the "IRS") examined the tax returns for the fiscal years ended April 30, 1989 through April 30, 1993. During 1998, the IRS concluded its examination which resulted in a payment of approximately $150,000. The IRS is currently reviewing the tax returns filed by us for the years ended December 31, 1995 and 1996. No adjustments have been proposed to date related to this review.


NOTE 8--CAPITAL STOCK


     We have authorized 100,000,000 shares of common stock, $0.10 par value. At December 31, 1997 and 1998, approximately 28,056,000 and 27,382,000 shares of common stock were issued, 27,580,000 and 27,382,000 shares were outstanding (adjusted for the stock split), respectively, and 476,000 and 0 were held in treasury, at cost (after giving effect to the stock split paid in the form of a dividend from treasury stock), respectively. At December 31, 1997 and 1998, MasTec had 5,000,000 shares of authorized but unissued preferred stock.



NOTE 9--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS



     We derive a substantial portion of its revenue from providing telecommunications infrastructure services to Telefonica, BellSouth and Telebras. For the year ended December 31, 1996, approximately 31% and 13% of our revenue was derived from services performed for Telefonica and BellSouth, respectively. For the year ended December 31, 1997, approximately 27%, 13% and 11% of our revenue was derived from services performed for Telefonica, BellSouth and Telebras, respectively. For the year ended December 31, 1998, approximately 19%, 7% and 8% of MasTec's revenue was derived from services performed for Telefonica, BellSouth and Telebras, respectively. For the year ended December 31, 1997, revenue generated from Telebras is included from August 1, 1997 (See Note 2). For the year ended December 31, 1998, revenue generated from Telebras is included from January 1, 1998 through July 31, 1998, subsequent to that period Telebras was privatized and divided into more than eight unaffiliated companies owned by private investors. Accounts receivable from our three largest customers approximated $192.0 million at December 31, 1997.


     EXTERNAL NETWORK SERVICES. Our principal domestic business consists of external network services for telecommunications providers, including incumbent and competitive local exchange carriers, cable television operators, long-distance carriers and wireless communications providers. External network services consist of all of the services necessary to design, install and maintain the physical facilities used to provide telecommunications services from the provider's cable head-end to the ultimate consumer's home or business. These services include the placing and splicing of cable, the excavation of trenches in which to place the cable, the placing of related structures such as poles, anchors, conduits, manholes, cabinets and closures, the placing of drop lines from the main transmission lines to the customer's home

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 9--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS--(CONTINUED)

or business, and the maintenance and removal of these facilities. We have developed expertise in directional boring, a highly specialized and increasingly common method of placing buried cable networks in congested urban markets without digging a trench. Services to many of these customers are provided under exclusive master contracts with two to three year initial terms expiring at various dates.


     We provide a full range of external network services to its telecommunications company customers, although certain of our customers handle certain of these services in-house. Our customers generally supply materials such as cable, conduit and telephone equipment, and we provide the expertise, personnel, tools and equipment necessary to perform the required installation and maintenance services.



     INTERNAL NETWORK SERVICES. We provide design, installation and maintenance of internal networks linking the customers' voice, video, data and internet computer and communications networks at multiple locations. We also provide systems integration services, which involve the selection, configuration, installation and maintenance of software, hardware, other computing and communications equipment and cabling to provide an integrated computing and communications system. Internal network services is less capital intensive than external network construction but requires a more technically proficient work force. We provide these services to its customers nationwide, primarily on the east and west coasts of the United States.



     EXTERNAL NETWORK ENERGY. We provide external network services to power companies, including investor-owned utilities and rural cooperatives. These services, which are substantially similar to the external network services provided to telecommunications companies, include overhead and underground construction and maintenance of electrical and other utilities transmission and distribution networks, substation construction and maintenance, right-of-way maintenance and restoration of asphalt and concrete surfaces. The work often involves the installation and splicing of high-voltage transmission and distribution lines. Services to many of these customers are provided under exclusive master contracts with two to three year initial terms expiring at various dates, as well as on a project by project basis awarded under competitive bidding and individual negotiations. We currently have 42 master service agreements with power companies.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 9--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS--(CONTINUED)

     The following table set forth, for each of 1996, 1997 and 1998, certain information about segment results of operations and segment assets (in thousands).



                                    EXTERNAL        INTERNAL   EXTERNAL
                               TELECOMMUNICATIONS    NETWORK    ENERGY
             1996                   NETWORKS        SERVICES   NETWORKS   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
----------------------------- -------------------- ---------- ---------- ------------------ ------------ -------------
Revenue .....................       $219,559        $35,524     $3,773        $188,155       $  25,789      $472,800
                                    ========        =======     ======        ========       =========      ========
Operating income (loss) .....         35,838          4,303        566          19,733         (10,498)       49,942
Depreciation and
  amortization ..............          8,718            484        522           2,058             218        12,000
Total assets ................        105,333         16,140      2,890         259,624          99,031       483,018
Capital expenditures ........          3,714            689        320              --           2,336         7,059




                                    EXTERNAL        INTERNAL   EXTERNAL
                               TELECOMMUNICATIONS    NETWORK    ENERGY
             1997                   NETWORKS        SERVICES   NETWORKS   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
----------------------------- -------------------- ---------- ---------- ------------------ ------------ -------------
Revenue .....................       $284,415        $47,285    $19,693        $282,392       $  25,654      $659,439
                                    ========        =======    =======        ========       =========      ========
Operating income (loss) .....         42,344          3,565        607          21,450         (10,483)       57,483
Depreciation and
amortization ................         16,210          1,022      2,888           3,403             332        23,855
Total assets ................        192,594         50,305     33,805         293,288          60,232       630,224
Capital expenditures ........         16,387          1,113      1,223           1,879             932        21,534




                                    EXTERNAL        INTERNAL   EXTERNAL
                               TELECOMMUNICATIONS    NETWORK    ENERGY
             1998                   NETWORKS        SERVICES   NETWORKS   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
----------------------------- -------------------- ---------- ---------- ------------------ ------------ -------------
Revenue .....................       $455,798        $ 89,687   $120,218       $379,294       $   3,925    $1,048,922
                                    ========        ========   ========       ========       =========    ==========
Operating income (loss) .....         58,974          (3,411)    10,910         15,167         (53,380)       28,260
Depreciation and
amortization ................         24,600           1,617     10,095          6,029             972        43,313
Total assets ................        303,088          60,659     86,809        152,125         132,805       735,486
Capital expenditures ........         41,946           2,361     25,872          5,003           1,263        76,445


----------------

(1) For 1996, international includes our Spanish operations. As of December 31, 1998 international consists primarily of our Brazilian operations. For the year ended December 31, 1997, revenue, depreciation and amortization, and operating profit was $74.9 million, $390,000 and $9.6 million, respectively, for Brazil and $207.5 million, $3.0 million and $11.8 million, respectively, for Spain. As of December 31, 1997, assets and capital expenditures consisted of $93.4 million and $0, respectively, for Brazil, $195.2 million and $1.9 million, respectively, for Spain and $4.7 million related to other international entities. For the year ended December 31, 1998 revenue, depreciation and amortization, and operating profit (loss) was $142.0 million, $3.3 million, and $15.3 million, respectively for Brazil and $237.3 million, $2.7 million and $(134,000), respectively, for Spain. As of December 31, 1998 total assets consisted of $117.2 million for Brazil, capital expenditures consisted of $3.5 million for Brazil and $1.5 million for Spain, and total assets of $34.9 million related to our other international entities, which includes a note receivable of $25.8 million in connection with the sale of our Spanish operations.

(2) Consists of non-core construction and corporate operations. The operating loss in 1998 reflects a $33.8 million compensation charge for payments to certain operational managers.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 9--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS--(CONTINUED)


     There are no significant transfers between geographic areas and segments. Operating income consists of revenue less operating expenses, and does not include interest expense, interest and other income, equity in earnings of unconsolidated companies, minority interest and income taxes. Operating income is net of corporate general and administrative expenses. Total assets are those assets used in our operations in each segment. Corporate assets include cash and cash equivalents, investments in unconsolidated companies, assets held for sale and notes receivable.



NOTE 10--COMMITMENTS AND CONTINGENCIES


     In December 1990, Albert H. Kahn, a stockholder of ours, filed a purported class action and derivative suit in Delaware state court against us, the then-members of our Board of Directors, and National Beverage Corporation ("NBC"), our then-largest stockholder. The complaint alleges, among other things, that our Board of Directors and NBC breached their respective fiduciary duties in approving certain transactions.


     In November 1993, Mr. Kahn filed a class action and derivative complaint against us, the then members of our Board of Directors, and Jorge L. Mas, Jorge Mas and Juan Carlos Mas, our principal shareholders. The 1993 lawsuit alleges, among other things, that our Board of Directors and NBC breached their respective fiduciary duties by approving the terms of the acquisition of MasTec by the Mas family, and that the Mas family had knowledge of the fiduciary duties owed by NBC and our Board of Directors and knowingly and substantially participated in the breach of these duties. The lawsuit also claims derivatively that each member of our Board of Directors engaged in mismanagement, waste and breach of fiduciary duties in managing our affairs prior to the acquisition by the Mas Family.



     There has been no activity in either of these lawsuits in more than two years. We believe that the allegations in each of the lawsuits are without merit and intends to defend these lawsuits vigorously. We believe that we will not incur any material liability from these lawsuits.


     In November 1997, Church & Tower filed a lawsuit against Miami-Dade County (the "County") in Florida state court alleging breach of contract and seeking damages exceeding $3.0 million in connection with the County's refusal to pay amounts due to Church & Tower under a multi-year agreement to perform road restoration work for the Miami-Dade Water and Sewer Department ("MWSD"), a department of the County, and the County's wrongful termination of the agreement. The County has refused to pay amounts due to Church & Tower under the agreement until alleged overpayments under the agreement have been resolved, and has counterclaimed against us and is seeking damages. The County also has refused to award a new road restoration agreement for MWSD to Church & Tower, which was the low bidder for the new agreement. We are vigorously pursuing this lawsuit and believe that we will not incur any material liability from this lawsuit.



     We are a party to other pending legal proceedings arising in the normal course of business, none of which MasTec believes is material to our financial position or results of operations.


     Federal, state and local laws and regulations govern our operation of underground fuel storage tanks. We are in the process of removing, restoring and upgrading these tanks, as required by applicable laws, and has identified certain tanks and surrounding soil which will require remedial cleanups. The cost of these cleanups is not expected to be material.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 10--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     In connection with certain contracts, we have signed certain agreements of indemnity in the aggregate amount of approximately $194.4 million, of which approximately $145.3 million relate to the uncompleted portion of contracts in process. These agreements are to secure the fulfillment of obligations and performance of the related contracts.


     During 1998, we provided a customer financing in connection with the sale of its services. As of December 31, 1998, we had $41.8 million outstanding under this agreement. We anticipate that it will provide an additional $8.0 million of financing under this agreement. We expect to terminate the financing agreement as of April 30, 1999.


     We have entered into an agreement to expand the telephone network of the Nicaraguan telephone company. We are not currently rendering construction services in Nicaragua and is seeking non-recourse outside financing for the project before proceeding.


     We have committed to continue developing a PCS cellular phone system through its investment in Paraguay. We anticipate investing approximately $13.0 million for the development of this system over the next 12 months.


     We announced a stock repurchase program in April 1998. Through December 31, 1998, we purchased a total of 667,000 shares at an average price of $20.58. The Credit Facility restricts the amount of shares that we may repurchase up to an additional amount of $5.5 million (see Note 5).


     Our current and future operations and investments in certain foreign countries are generally subject to the risks of political, economic or social instability, including the possibility of expropriation, confiscatory taxation, hyper-inflation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. We cannot predict whether any of such factors will occur in the future or the extent to which such factors would have a material adverse effect on our international operations.


NOTE 11--ASSETS HELD FOR SALE


     In previous years, we recorded a charge of $23.1 million to adjust the carrying values of its real estate investment to estimated net realizable value based on offers received to dispose of certain real estate investments in a bulk transaction. Included in assets held for sale in the accompanying balance sheet is approximately $10.5 million of real estate at December 31, 1998. We are actively marketing this real estate and expect to dispose of substantially all these assets in 1999.



     We have a 28% voting interest in Supercanal Holding, S.A. ("Supercanal"), a holding company of numerous cable television operators predominately in Argentina. We only had one representative on Supercanal's nine member Board of Directors and we are one of only three shareholders in Supercanal. The other two shareholders, holding 72% of Supercanal's outstanding common stock have operational control over Supercanal and are parties to a stockholders' agreement providing for voting agreement over fundamental board and stockholder decisions. We do not, therefore, exercise significant influence over the management of Supercanal. During 1998, we contributed an additional $1.7 million. Based on the most recent available financial information, for the nine months ended September 30, 1998, Supercanal incurred losses of $53.0 million (unaudited) and reflected a shareholders' deficiency of $5.0 million (unaudited).

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 11--ASSETS HELD FOR SALE--(CONTINUED)


     In July 1995, we made a $25 million non-recourse term loan collateralized by 40% of the capital stock of a holding company that owned 52.6% of the capital stock of Consorcio Ecuatoriano de Telecomunicaciones, S.A. ("Conecel"), one of two cellular phone operators in the Republic of Ecuador. In June 1997, we converted our loan and accrued interest into the stock of the holding company, representing approximately 40% of the outstanding stock of the holding company. In December 1997, we sold our investment in the holding company for $20.0 million in cash and 7.5 million shares of Conecel common stock (representing approximately 10% of the outstanding common stock of Conecel) valued at $25.0 million. Accordingly, we recognized a gain of $4.4 million net of tax based on the percent of cash received to the total transaction value.



     During January 1999, we engaged investment bankers to dispose of our investments in Supercanal and Conecel which have a carrying value at December 31, 1998 of $33.9 million. We also have other international investments with a carrying value of $5.6 million recorded as assets held for sale as of December 31, 1998. We estimate that the carrying value of such assets held for sale will be realized upon their ultimate disposition.


NOTE 12--QUARTERLY INFORMATION (UNAUDITED)


     The following table presents unaudited quarterly operating results for the two years ended December 31, 1998. We believe that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto for the years ended December 31, 1997 and 1998. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods. Quarterly results have been adjusted to reflect the application of purchase accounting to acquisitions previously accounted for as pooling of interests (see Note 1).



                                                   1997                                            1998
                                               QUARTER ENDED                                   QUARTER ENDED
                              ----------------------------------------------- -----------------------------------------------
                                 MAR 31      JUN 30      SEP 30      DEC 31      MAR 31      JUN 30      SEP 30      DEC 31
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenue .....................  $130,143    $141,499    $184,562    $203,235    $ 186,095   $246,106    $288,606    $ 328,115
Gross profit, excluding
 depreciation and
 amortization ...............    36,928      39,675      41,688      44,918       33,129     59,878    $ 70,093       82,710
Operating income (loss) .....    15,495      17,614      16,772       7,602      (13,599)    20,011      26,289       (4,441)
Net income (loss) ...........     9,287      10,826       8,498       6,053      (12,099)     9,395      13,413      (24,624)
Basic earnings (loss)
 per share ..................  $   0.36    $   0.42    $   0.32    $   0.22    $   (0.44)  $   0.34    $   0.49    $   (0.90)
Diluted earnings (loss)
 per share ..................  $   0.36    $   0.41    $   0.31    $   0.22    $   (0.44)  $   0.33    $   0.48    $   (0.90)

     We believe that the effects of inflation have not had a significant impact on our results of operations or financial condition. Our results of operations have historically been seasonally weaker in the first and fourth quarters of the year and have produced stronger results in the second and third quarters.

                                 MASTEC, INC.

                        DECEMBER 31, 1996, 1997 AND 1998


NOTE 12--QUARTERLY INFORMATION (UNAUDITED)--(CONTINUED)

     During the third quarter of 1997, we commenced operations in Brazil, through our subsidiary MasTec Inepar.


     During the fourth quarter of 1997, we sold at a gain of $4.4 million net of taxes a portion of Conecel.



     First quarter of 1998 was negatively affected by severe weather, $4.0 million related to provisions for bad debt recorded in our North American operations and $13.4 million of severance expenses related to our Spanish operations.



     During the fourth quarter of 1998, we sold at a loss of $9.2 million ($17.0 million net of taxes) 87% of our Spanish operations.


     During the fourth quarter of 1998, we recorded a $33.8 million compensation charge for senior management at certain operating subsidiaries, $4.5 million for losses on a non-core contract, $1.4 million for startup costs and $500,000 associated with bad debts reserves.



                    * * * * * * * * * * * *

                                 MASTEC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)



                                                              THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                                           -------------------------   -------------------------
                                                               1999        1998(1)         1999        1998(1)
                                                           -----------   -----------   -----------   -----------
Revenue ................................................    $301,092      $288,606      $746,576      $720,807
Costs of revenue .......................................     227,760       218,513       568,126       557,707
Depreciation and amortization ..........................      14,037        11,830        40,551        30,994
General and administrative expenses ....................      24,560        31,974        64,493        99,406
                                                            --------      --------      --------      --------
 Operating income ......................................      34,735        26,289        73,406        32,700
Interest expense .......................................       7,273         7,788        20,815        19,916
Interest income ........................................       2,753         2,621         8,495         6,010
Other income, net ......................................        (358)        1,053           (57)        2,467
                                                            --------      --------      --------      --------
Income before provision for income taxes, equity
  in earnings of unconsolidated companies and
  minority interest ....................................      29,857        22,175        61,029        21,261
Provision for income taxes .............................      12,405         8,966        25,354         9,769
Equity in earnings of unconsolidated companies .........          --           803            --         1,558
Minority interest ......................................        (306)         (599)       (2,000)       (2,344)
                                                            --------      --------      --------      --------
Net income .............................................    $ 17,146      $ 13,413      $ 33,675      $ 10,706
                                                            ========      ========      ========      ========
Basic Weighted average common shares outstanding .......      28,052        27,428        27,693        27,640
Basic earnings per share ...............................    $   0.61      $   0.49      $   1.22      $   0.39
Diluted Weighted average common shares outstanding......      28,725        27,672        28,214        28,010
Diluted earnings per share .............................    $   0.60      $   0.48      $   1.19      $   0.38

----------------
(1) 1998 results include the Company's Spanish operations which were sold effective December 31, 1998. Included in the 1998 results above are revenue and net income of $59.6 million and $2.1 million, respectively, for the three months ended and revenue and net loss of $151.4 million and $4.8 million, respectively for the nine months ended September 30, 1998.






















     The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                          CONSOLIDATED BALANCE SHEETS
                                (IN THOUSANDS)



                                                                       SEPTEMBER 30,     DECEMBER 31,
                                                                            1999           1998(1)
                                                                      ---------------   -------------
                                                                        (UNAUDITED)
                                ASSETS
Current assets:
 Cash and cash equivalents ........................................      $  28,656        $ 19,864
 Accounts receivable, unbilled revenue and retainage, net .........        259,818         283,590
 Inventories ......................................................         21,131          12,658
 Assets held for sale .............................................         72,179          57,238
 Other current assets .............................................         29,375          59,601
                                                                         ---------        --------
  Total current assets ............................................        411,159         432,951
Property and equipment, net .......................................        153,586         137,382
Investments in unconsolidated companies ...........................          5,893           5,886
Intangibles, net ..................................................        152,798         140,461
Other assets ......................................................         18,103          18,806
                                                                         ---------        --------
  Total assets ....................................................      $ 741,539         735,486
                                                                         =========        ========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of debt .......................................      $  13,207          11,143
 Accounts payable and accrued expenses ............................         84,071          84,372
 Other current liabilities ........................................         70,886          87,417
                                                                         ---------        --------
  Total current liabilities .......................................        168,164         182,932
                                                                         ---------        --------
Other liabilities .................................................         43,760          37,592
                                                                         ---------        --------
Long-term debt ....................................................        289,953         310,689
                                                                         ---------        --------
Commitments and contingencies
Shareholders' equity:
 Common stock .....................................................          2,817           2,738
 Capital surplus ..................................................        164,054         149,479
 Retained earnings ................................................         90,152          56,477
 Foreign currency translation adjustments .........................        (17,361)         (4,421)
                                                                         ---------        --------
  Total shareholders' equity ......................................        239,662         204,273
                                                                         ---------        --------
  Total liabilities and shareholders' equity ......................      $ 741,539         735,486
                                                                         =========        ========

----------------
(1) Does not include financial condition of the Company's Spanish operations, which were sold effective December 31, 1998.











     The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)
                                  (UNAUDITED)




                                                                                           FOREIGN
                                          COMMON STOCK                                    CURRENCY
                                       -------------------     CAPITAL      RETAINED     TRANSLATION
                                        SHARES     AMOUNT      SURPLUS      EARNINGS     ADJUSTMENTS      TOTAL
                                       --------   --------   -----------   ----------   ------------   -----------
Balance December 31, 1998 ..........    27,382     $2,738     $149,479      $56,477      $  (4,421)     $ 204,273
Net income .........................                                         33,675                        33,675
Foreign currency
  translation adjustments ..........                                                       (12,940)       (12,940)
Stock issued .......................       784         79       14,575                                     14,654
                                        ------     ------     --------                                  ---------
Balance September 30, 1999 .........    28,166     $2,817     $164,054      $90,152      $ (17,361)       239,662
                                        ======     ======     ========      =======      =========      =========


      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)
                                  (UNAUDITED)




                                                                                NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,
                                                                           ---------------------------
                                                                               1999           1998
                                                                           ------------   ------------
Cash flows from operating activities:
 Net income (loss) .....................................................    $  33,675      $   10,706
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization ........................................       40,551          30,994
  Minority interest ....................................................        2,000           2,344
  Loss (gain) on sale of assets ........................................        3,488            (246)
  Equity in earnings of unconsolidated companies .......................           --          (1,558)
  Changes in assets and liabilities net of effect of acquisitions:
   Accounts receivables, unbilled revenue and retainage, net ...........          (16)        (31,829)
   Inventories and other current assets ................................      (11,826)          5,293
   Other assets ........................................................        4,204         (16,374)
   Accounts payable and accrued expenses ...............................        5,802          (1,407)
   Other current liabilities ...........................................       (3,549)          4,616
   Other liabilities ...................................................        1,324          12,362
                                                                            ---------      ----------
Net cash provided by operating activities ..............................       75,653          14,901
                                                                            ---------      ----------
Cash flows from investing activities:
 Capital expenditures ..................................................      (57,659)        (57,460)
 Cash paid for acquisitions (net of cash acquired) and
   contingent consideration ............................................      (13,311)        (74,946)
 Investment in unconsolidated companies held for sale ..................      (20,778)        (20,853)
 Repayments (advances) of notes receivable .............................       18,667         (30,794)
 Proceeds from sale of international subsidiary ........................       15,914              --
 Proceeds from sale of assets ..........................................       12,521           3,623
                                                                            ---------      ----------
Net cash used in investing activities ..................................      (44,646)       (180,430)
                                                                            ---------      ----------
Cash flows from financing activities:
 (Repayments) proceeds, net from revolving credit facilities ...........      (21,297)         24,393
 Proceeds from Senior Notes ............................................           --         199,724
 Proceeds (repayments) of debt .........................................         (808)        (35,766)
 Net proceeds (payments) for common stock issued (repurchased) .........        3,343          (9,677)
 Financing costs .......................................................           --          (4,993)
                                                                            ---------      ----------
Net cash (used in) provided by financing activities ....................      (18,762)        173,681
                                                                            ---------      ----------
Net increase in cash and cash equivalents ..............................       12,245           8,152
Effect of translation on cash ..........................................       (3,453)             68
Cash and cash equivalents--beginning of period .........................       19,864           6,063
                                                                            ---------      ----------
Cash and cash equivalents--end of period ...............................    $  28,656      $   14,283
                                                                            =========      ==========



                                                                    (CONTINUED)

                                 MASTEC, INC.

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)



SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:


     During the nine months ended September 30, 1999, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets acquired totaled $3,478 and was comprised primarily of $6,986 of accounts receivable, $2,125 of property and equipment, $677 of other assets and $266 in cash, offset by $6,576 of assumed liabilities. The excess of the purchase price over the fair value of net assets acquired was $7,250 and was allocated to goodwill. We also issued 527,597 shares of common stock with a value of $11,314 related to the payment of contingent consideration from earlier acquisitions. Of the $11,314, $2,314 was recorded as a reduction of other current liabilities and $9,000 as additional goodwill.


     During the nine months ended September 30, 1998, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets acquired totaled $88,219 and was comprised primarily of $32,568 of accounts receivable $26,414 of property and equipment, $7,035 of other assets and $4,644 in cash, offset by $36,548 of assumed liabilities. The excess of the purchase price over the net assets acquired was $54,106 and was allocated to goodwill.
































The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                  (UNAUDITED)


NOTE 1--BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS


     The accompanying unaudited consolidated financial statements of MasTec, Inc. ("MasTec" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. They do not include all information and notes required by generally accepted accounting principles for complete financial statements and should be read together with the audited financial statements and notes thereto included in our annual report on Form 10-K for the year ended December 31, 1998. The balance sheet data as of December 31, 1998 was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The financial information furnished reflects all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the quarterly periods presented. The results of operations for the periods presented are not necessarily indicative of our future results of operations for the entire year.


     Our comprehensive income (loss) for the nine months ended September 30, 1999 and 1998 was $20.7 million and $12.2 million, respectively. The components of comprehensive income (loss) are net income (loss) and foreign currency translation adjustments.


NOTE 2--ACQUISITIONS AND INVESTING ACTIVITIES


     During 1999, we acquired Directional Advantage Boring, Inc., Central Trenching, Inc. and Queens Network Cable Corp., three telecommunications infrastructure service providers. These acquisitions have been accounted for under the purchase method of accounting. The most significant adjustments to the balance sheet resulting from these acquisitions are disclosed in the supplemental disclosure of non-cash investing and financing activities in the accompanying statement of cash flows.


NOTE 3--DEBT


     Debt is comprised of the following (in thousands):



                                                                              SEPTEMBER 30,     DECEMBER 31,
                                                                                   1999             1998
                                                                             ---------------   -------------
Revolving credit facility, weighted average rate of 6.96% at September 30,
  1999 and 7.06% at December 31, 1998 ....................................      $  85,276        $ 106,300
Other bank facilities at LIBOR plus 1.25% (6.90% at September 30, 1999
  and 6.31% at December 31, 1998) ........................................          9,290            6,206
Notes payable for equipment, at interest rates from 7.5% to 8.5% due in
  installments through the year 2000 .....................................          4,240            6,145
Notes payable for acquisitions, at interest rates from 7.0% to 8.0% due in
  installments through February 2000 .....................................          4,586            3,431
Senior Notes, 7.75% due February 2008 ....................................        199,768          199,750
                                                                                ---------        ---------
Total debt ...............................................................        303,160          321,832
Less current maturities ..................................................        (13,207)         (11,143)
                                                                                ---------        ---------
Long-term debt ...........................................................      $ 289,953        $ 310,689
                                                                                =========        =========

                                 MASTEC, INC.

                   SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                  (UNAUDITED)


NOTE 3--DEBT--(CONTINUED)

     We have a revolving line of credit with a group of banks (as amended, the "Credit Facility") that provides for borrowings up to an aggregate amount of $165.0 million. Amounts outstanding under the revolving credit facility mature on June 9, 2001. We are required to pay an unused facility fee ranging from
 .25% to .50% per annum on the facility, depending upon certain financial covenants.


     The Credit Facility is secured by a pledge of shares of certain of our subsidiaries. Interest under the Credit Facility accrues at rates based, at our option, on the agent bank's Base Rate plus a margin of up to .50% depending on certain financial covenants or 1% above the overnight federal funds effective rate, whichever is higher, or its LIBOR Rate (as defined in the Credit Facility) plus a margin of 1.00% to 2.25%, depending on certain financial covenants.


     On January 30, 1998, we issued $200.0 million, 7.75% senior subordinated notes (the "Senior Notes") due in February 2008 with interest due semi-annually.


     The Credit Facility and the Senior Notes contain customary events of default and covenants which prohibit, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying dividends in excess of a specified amount, making capital expenditures in excess of a specified amount, creating certain liens, prepaying other indebtedness, including the Senior Notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. The Credit Facility also provides that we must maintain certain financial ratio coverages at the end of each fiscal quarter such as debt to earnings and earnings to interest expense.


NOTE 4--OPERATIONS BY SEGMENTS AND GEOGRAPHIC AREAS


     The following table sets forth, for the three months and nine months ended September 30, 1999 and 1998, certain information about segment results of operations and segment assets (in thousands):



                                 EXTERNAL          INTERNAL     EXTERNAL
      THREE MONTHS          TELECOMMUNICATIONS      NETWORK      ENERGY
          1999                    NETWORK          SERVICES     NETWORK     INTERNATIONAL(1)     OTHER(2)     CONSOLIDATED
------------------------   --------------------   ----------   ---------   ------------------   ----------   -------------
Revenue ................         220,601           $31,974      $38,626          $9,891          $     --       $301,092
Operating income (loss)           35,082             2,106        2,509            (687)           (4,275)        34,735
Depreciation and
  amortization .........           8,912               686        3,258             753               428         14,037


                                 EXTERNAL          INTERNAL     EXTERNAL
      THREE MONTHS          TELECOMMUNICATIONS      NETWORK      ENERGY
          1998                    NETWORK          SERVICES     NETWORK     INTERNATIONAL(1)     OTHER(2)     CONSOLIDATED
------------------------   --------------------   ----------   ---------   ------------------   ----------   -------------
Revenue ................         138,174           $26,006      $34,086          $89,703         $    637       $288,606
Operating income (loss)           21,470             1,235        3,726            3,431           (3,573)        26,289
Depreciation and
  amortization .........           5,964               768        2,516            2,383              199         11,830

                                 MASTEC, INC.

                   SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                  (UNAUDITED)


NOTE 4--OPERATIONS BY SEGMENTS AND GEOGRAPHIC AREAS--(CONTINUED)


                                    EXTERNAL        INTERNAL    EXTERNAL
         NINE MONTHS           TELECOMMUNICATIONS    NETWORK     ENERGY
             1999                    NETWORK        SERVICES    NETWORK    INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
----------------------------- -------------------- ---------- ----------- ------------------ ------------ -------------
Revenue .....................        517,121        $72,280    $113,762        $ 41,991       $   1,422      $746,576
Operating income (loss) .....         73,860          3,065       8,733           1,883         (14,135)       73,406
Depreciation and
  amortization ..............         25,728          1,899       9,356           2,381           1,187        40,551
Total assets ................        408,070         62,148      89,923         103,408          77,990       741,539
Capital expenditures ........         47,739            819       8,128              86             887        57,659



                                    EXTERNAL        INTERNAL   EXTERNAL
         NINE MONTHS           TELECOMMUNICATIONS    NETWORK    ENERGY
             1998                    NETWORK        SERVICES   NETWORK   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
----------------------------- -------------------- ---------- --------- ------------------ ------------ -------------
Revenue .....................        318,939        $ 65,205   $82,715       $246,428       $   7,520      $720,807
Operating income (loss) .....         41,631          (3,949)    8,046           (624)        (12,404)       32,700
Depreciation and
  amortization ..............         18,642           1,550     6,407          4,500            (105)       30,994
Total assets ................        300,798          65,978    88,337        333,848         105,403       894,364
Capital expenditures ........         38,197           1,310    10,681          2,725           4,547        57,460

----------------
(1) International for 1998 includes the results of the Company's Spanish operations which were sold effective December 31, 1998.

(2) Consists of non-network construction operations and corporate expenses.


     There are no significant transfers between geographic areas and segments. Operating income consists of revenue less operating expenses, and does not include interest expense, interest and other income, equity in earnings of unconsolidated companies, minority interest and income taxes. Consolidated operating income is net of corporate general and administrative expenses. Total assets are those assets used in our operations in each segment. Corporate assets include cash and cash equivalents, investments in unconsolidated companies, assets held for sale and notes receivable.


NOTE 5--COMMITMENTS AND CONTINGENCIES


     During 1999, we had provided vendor financing to a telecommunications customer in connection with the sale of our services. All amounts due under this financing arrangement were paid in full in September 1999.



     We have a $28.4 million investment through a wholly-owned Paraguayan subsidiary, in a PCS wireless system in Paraguay which is held for sale and are committed to spend an additional $5.0 million to complete the system. In September 1999, the Paraguayan telecommunications regulatory agency rescinded its previous revocation of our license to develop the system, reaffirmed the grant of the license to us and extended the deadline for us to complete the system. The terms of our license now require us to complete the system by January 31, 2000. Our Paraguayan subsidiary is under a preliminary investigation for alleged improper conduct by certain of its employees in connection with the prior extension of the completion deadline. Although, we believe that the allegations are baseless, we are cooperating with the investigators.

                                 MASTEC, INC.

                   SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                  (UNAUDITED)


NOTE 5--COMMITMENTS AND CONTINGENCIES--(CONTINUED)


     Included in assets held for sale at September 30, 1999 is our Argentinan investment in Supercanal, with a carrying value at September 30, 1999 of approximately $17.9 million, and our Ecuadorian investment in Conecel with a carrying value of approximately $16.1 million. We currently have a 28% minority voting interest in Supercanal and a 10% minority voting interest in Conecel. Both Supercanal and Conecel defaulted, during the second quarter of 1999, on their third-party debt obligations. We do not guarantee any of their indebtedness.


     We are monitoring our investments in Argentina, Ecuador and Paraguay and have determined that the carrying values of these assets as of September 30, 1999 have not been impaired. There can be no assurance that future transactions or events will not result in a permanent impairment of these assets.


     We sold 87% of our Spanish operations effective December 31, 1998 for $27.2 million in cash payable in four installments and $25.0 million of assumed debt. As of September 30, 1999, $12.5 million of the cash purchase price plus accrued interest had not been paid when due, however we received $1.8 million subsequently (a portion of which is in escrow), which has reduced the outstanding balance to $10.7 million. We have posted a $3.0 million letter of credit for the benefit of our former Spanish operations to be used for working capital.


NOTE 6--ASSETS HELD FOR SALE


     During the nine months ended September 30, 1999 we sold non-core real estate reflected at $6.9 million at a loss of $1.1 million. Currently, approximately $4.6 million remains unsold. Of the original $10.5 million reflected at December 31, 1998, an additional $950,000 was recorded as an asset held for sale and subsequently disposed.

                               [GRAPHIC OMITTED]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED      , 2000



                               2,500,000 SHARES

                               [GRAPHIC OMITTED]


                                 COMMON STOCK


                                ---------------

MASTEC, INC. IS OFFERING 2,500,000 SHARES OF ITS COMMON STOCK.

                                ---------------

MASTEC'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL
"MTZ." ON     , 2000 THE REPORTED LAST SALE PRICE OF MASTEC'S COMMON STOCK ON
THE NEW YORK STOCK EXCHANGE WAS $   PER SHARE.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.



                                ---------------

                               PRICE $   A SHARE

                                ---------------

                                     UNDERWRITING
                       PRICE TO     DISCOUNTS AND    PROCEEDS TO
                        PUBLIC       COMMISSIONS       MASTEC
                    -------------- --------------- --------------
PER SHARE ......... $              $               $
TOTAL ............. $              $               $


A SELLING SHAREHOLDER HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 375,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THESE ADDITIONAL SHARES.



THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS
ON      , 2000.


                                ---------------

MORGAN STANLEY DEAN WITTER

              JEFFERIES INTERNATIONAL LIMITED

                                  MORGAN KEEGAN & COMPANY, INC.



     , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be borne by the Registrant in connection with the Offerings:




   SEC Registration Fee ..................    $16,801.31
   Legal Fees and Expenses ...............       100,000
   Accounting Fees and Expenses ..........       100,000
   Printing and Mailing Expenses .........        50,000
   Miscellaneous Expenses ................       103,199
                                              ----------
     TOTAL FEES AND EXPENSES .............    $  370,000
                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.


     Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.
Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Section
607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.


     Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.


     The Registrant's Articles of Incorporation provide that the Registrant shall indemnify to the fullest extent authorized by the Florida Act, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Registrant, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Registrant's By-Laws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Registrant of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.


     The Registrant has obtained primary and excess insurance policies insuring the directors and officers of the Registrant and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Registrant, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.


ITEM 16. EXHIBITS


     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:




 EXHIBITS    DESCRIPTION
----------   ------------------------------------------------------------------------------------------------
   1         Form of Underwriting Agreement between the Registrant and the Underwriters.
   4         Indenture, dated as of February 4, 1998, between the Registrant and First Trust National
             Association, as trustee, relating to the Registrant's 7 3/4% Senior Subordinated Notes due 2008
             (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on
             Form S-4, filed on February 13, 1998, Registration No. 333-46361).
   5         Form of Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding validity of the shares of Common Stock being offered.
23.1         Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5 above).
23.2         Consent of PricewaterhouseCoopers LLP.
23.3         Consent of Arthur Andersen, LLP.
  24         Power of Attorney.*



----------------
* Previously filed.

ITEM 17.  UNDERTAKINGS


     a. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


   (c)  The undersigned Registrant hereby undertakes that:


    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 20th day of December, 1999.



                           MASTEC, INC.


                           By: /s/ JOEL-TOMAS  CITRON
                               ----------------------
                               Joel-Tomas Citron

                                Vice-Chairman of the Board of Directors, President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                         DATE
-----------------------------   ------------------------------------   ------------------
/s/ Jorge Mas                   Chairman of the Board of Directors     December 20, 1999
-----------------------------
Jorge Mas

/s/ Joel-Tomas Citron           Vice-Chairman of the Board of          December 20, 1999
-----------------------------   Directors, President and
Joel-Tomas Citron               Chief Executive Officer
                                (Principal Executive Officer)

/s/ Carmen Sabater              Senior Vice President and              December 20, 1999
-----------------------------   Chief Financial Officer
Carmen Sabater                  (Principal Financial Officer)

/s/ Arlene Vargas               Vice President and Controller          December 20, 1999
-----------------------------   (Principal Accounting Officer)
Arlene Vargas
*                               Director                               December 20, 1999
-----------------------------
Eliot C. Abbott

*                               Director                               December 20, 1999
-----------------------------
Joseph P. Kennedy, II

*                               Director                               December 20, 1999
-----------------------------
Arthur B. Laffer

*                               Director                               December 20, 1999
-----------------------------
Olaf Olafsson

*                               Director                               December 20, 1999
-----------------------------
William L. Shiebler

*                               Director                               December 20, 1999
-----------------------------
Jose S. Sorzano

----------------

*By: /s/ Jorge Mas
     ---------------------
    Attorney-in-fact

                               INDEX TO EXHIBITS





 EXHIBITS                                             DESCRIPTION
----------   --------------------------------------------------------------------------------------------
   1         Form of Underwriting Agreement between the Registrant and the Underwriters.
   5         Form of Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding validity of the shares of Common Stock being offered.
23.1         Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5 above).
23.2         Consent of PricewaterhouseCoopers LLP
23.3         Consent of Arthur Andersen, LLP.